Registration Nos.

811-09725

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT No. N/A

POST-EFFECTIVE AMENDMENT No. N/A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. N/A

THE GUARDIAN SEPARATE ACCOUNT N

(Exact Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

(Name of Depositor)

7 Hanover Square, New York, New York 10004

(Complete Address of Principal Executive Offices)

(212) 598-8359

(Depositors Telephone Number)

RICHARD T. POTTER, JR., ESQ.

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

(Name and address of agent for service)

Copy to:

Steve Roth

Sutherland, Asbill & Brennan

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):

☐	immediately upon filing pursuant to paragraph (b), or

☐	on pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(i), or

☐	on pursuant to paragraph (a)(i) of Rule 485

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously-filed post-effective amendment.

The Registrant has registered an indefinite number of its shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The notice required by such rule for the Registrant’s most recent fiscal year was filed on March     , 2008.

May 1, 2008	Securities Act of 1933 File No. 333-

PROSPECTUS FOR [NAME OF PRODUCT] VARIABLE UNIVERSAL LIFE

Issued by The Guardian Insurance & Annuity Company, Inc. through The Guardian Separate Account N

7 Hanover Square, New York, New York 10004

                         Variable Universal Life (             VUL) is an individual variable universal life insurance policy providing lifetime insurance protection. It offers flexibility in the timing and amount of the premiums you pay, how your premiums are invested, and the amount of coverage you have; but you bear the risk of investment losses for any premiums or cash values allocated to the variable investment options. You can also allocate Net Premiums and Policy Account Value to a fixed-rate option. Special limits apply to transfers out of the fixed-rate option. The following variable investment options are available through this product.

RS Investment Management Co. LLC

RS Core Equity VIP Series

RS S&P 500 Index VIP Series

RS Asset Allocation VIP Series

RS High Yield Bond VIP Series

RS Low Duration Bond VIP Series

RS Large Cap Value VIP Series

RS Partners VIP Series

RS Small Cap Core Equity VIP Series

RS International Growth VIP Series

RS Emerging Markets VIP Series

RS Investment Quality Bond VIP Series

RS Technology VIP Series

RS Mid Cap Opportunities VIP Series

RS Global Natural Resources VIP Series

RS Value VIP Series

RS Equity Dividend VIP Series

RS Money Market VIP Series

Value Line, Inc.

Value Line Centurion Fund

Value Line Strategic Asset Management Trust

Gabelli Funds, LLC

Gabelli Capital Asset Fund

Davis Selected Advisers, LP

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Janus Capital Management LLC

Janus Aspen Mid Cap Growth Portfolio

Janus Aspen Forty Portfolio

Janus Aspen Large Cap Growth Portfolio

Janus Aspen Worldwide Growth Portfolio

MFS Investment Management

MFS Emerging Growth Series

MFS Total Return Series

MFS Investors Trust Series

MFS Research Series

MFS New Discovery Series

A I M Advisors, Inc.

AIM V.I. Capital Appreciation Fund

AIM V.I. Core Equity Fund

AIM V.I. Utilities Fund

Fidelity Management & Research Company

Fidelity VIP Growth Opportunities Portfolio

Fidelity VIP Equity-Income Portfolio

Fidelity VIP Contrafund® Portfolio

Fidelity VIP Mid Cap Portfolio

AllianceBernstein LP

AllianceBernstein Growth & Income Portfolio

AllianceBernstein Large Cap Growth Portfolio

AllianceBernstein Global Technology Portfolio

AllianceBernstein Value Portfolio

This prospectus sets forth information that you should know about the Policy before investing. Please retain it for future reference. It must be accompanied by the current prospectuses for the foregoing variable investment options. Please read these prospectuses carefully before investing.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involves investment risk, including possible loss of principal amount invested.

The Securities and Exchange Commission has a Web site (http://www.sec.gov) that you may visit to view this prospectus and other information.

The                      VUL policy may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by GIAC.

Guardian Investor Services LLC (GIS) serves as principal underwriter and distributor of the Policies and offers the Policies through its sales representatives or through sales representatives of broker-dealer firms that have entered into agreements with GIAC and GIS to sell the Policies and who are registered with FINRA and with the states in which they do business. More information about GIS and its registered persons is available at http://www.finra.org or by calling 1-800-289-9999. You can also obtain various investor brochures from FINRA.

POLICY SUMMARY

THIS SUMMARY outlines the principal features of your                      VUL variable universal life insurance Policy, including policy benefits, policy risks and the risks associated with each variable investment option available under the Policy. It is qualified by the detailed explanation which follows and the terms of your VUL policy. A prospective purchaser should evaluate the need for life insurance and the Policy’s long term investment potential before buying a Policy. In addition, it may not be advantageous to terminate existing life insurance coverage and replace it with a                      VUL Policy. Variable life insurance is not a short-term investment.

WHAT IS VARIABLE LIFE INSURANCE AND HOW DOES IT WORK?

Variable life insurance is intended to provide two important benefits:

•	a death benefit that is not taxable to your beneficiary

•	a cash value that can grow, with taxes on the growth being deferred.

You allocate your Net Premium payments and cash value among the variable investment options and the fixed-rate option. Most of these options provide variable returns. That’s why it’s called variable life insurance.

If the investment options that you choose perform well, the cash value of your Policy may increase, and the death benefit may also increase. As a variable life insurance policyowner, however, you bear the risk of investment losses to the extent that your cash values are invested in the variable options. Your Policy has no guaranteed cash value. The Policy is not generally suitable for short-term investment purposes.

WHAT ARE THE INSURANCE BENEFITS UNDER YOUR POLICY?

There are two types of insurance benefits available through this Policy: death benefits and rider benefits. We pay death benefits to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force. Rider benefits offer special optional coverage in addition to the death benefit. The rider benefits you choose will determine the additional amount, if any, that’s paid to the beneficiary.

Death Benefits

You have a choice of three death benefit options with this Policy:

•	under Option 1, the death benefit is a fixed amount, your Policy’s Face Amount.

•

under Option 2, the death benefit is a variable amount, based on your Policy’s Face Amount and the value of the investments held in your Policy, your Policy Account Value. These values can change depending on the performance of the investments held in your Policy.

•

under Option 3, the death benefit is an amount based on your Policy’s Face Amount and the sum of your Net Accumulated Premiums. The death benefit amount will increase when you make premium payments, but will decrease when you make partial withdrawals.

Terms we’ve used

In this document, we, us, and our refer to The Guardian Insurance & Annuity Company, Inc., and you and your refer to the policyowner.

You can find definitions of special terms used in this prospectus in Appendix A.

Benefits

There are two types of insurance benefits available through this Policy: death benefits and rider benefits. We pay death benefits to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force. Rider benefits offer special optional coverage in addition to the death benefit. Life insurance may also provide certain tax benefits.

SUMMARY	PROSPECTUS	1

Within certain limits, you can change your Policy’s death benefit option from Option 2 or 3 to Option 1 on or after the first Policy Anniversary and as long as the insured is still living, until the Policy Anniversary closest to the insured’s 100th birthday. At the insured’s Attained Age 100, the death benefit option will automatically be changed to Option 1. See “Death Benefit Options.” At the insured’s Attained Age 121, we will pay the Policy Account Value less Policy Debt to you.

Additional Sum Insured

You may purchase an Additional Sum Insured when the policy is issued. The Additional Sum Insured will be part of your Policy’s Face Amount until the insured’s Attained Age 100 at which time this coverage terminates. This option may not be available in all jurisdictions. See “Benefits and Policy Values.”

Rider Benefits

Riders are a way to add to the coverage offered by your Policy. A variety of riders are offered under the Policy. There may be additional costs for rider benefits. See “Appendix B.”

Tax Benefits

In most cases, you are not taxed on earnings until you take earnings out of the Policy. The death benefit may be subject to Federal and state estate taxes but your beneficiary will generally not be subject to income tax on the death benefit. See “Federal Tax Considerations.”

WHAT ARE PREMIUMS?

Premiums are the payments you make to buy and keep your insurance in force. There are several types of premiums associated with your                      VUL, which together form your Policy premium. See “Premiums.” After you have paid the Minimum to Issue Premium, you may pay premiums on your Policy at any time and in any amount during the lifetime of the insured subject to certain limits. However, if your Policy Account Value, after subtracting the Monthly Deductions and the Policy Debt, is less than zero on a Monthly Processing Date, your Policy may lapse, unless the No Lapse Guarantee or Guaranteed Coverage Rider is in effect and you have satisfied the requirements. We will warn you if your Policy is in danger of lapsing. See “Default.”

WHAT ARE YOUR ALLOCATION OPTIONS?

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option. See “Your Allocation Options.” Currently, there is no limit to the number of investment options to which you may allocate your Net Premiums and Policy Account Value, although we reserve the right to limit these options in the future.

Each variable investment option invests in a mutual fund or a series of a mutual fund. The value of these options, and your Policy Account Value in them, will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for amounts allocated to the variable investment options and, if you invest in variable investment options, you will be subject to the risk that investment performance will be poor and that your Policy Account Value will decrease. You could lose everything you invest and your Policy could lapse without value unless you pay additional premium.

Flexible premium

payments

After you have paid the Minimum to Issue Premium you may pay premiums on your Policy at any time and in any amount during the lifetime of the insured.

Allocation options

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option.

2	PROSPECTUS	SUMMARY

You will find the investment objectives, policies, fees and expenses, and a comprehensive discussion of the risks of each of these funds listed in the accompanying prospectus for that fund. You should read the fund prospectuses carefully and consider the investment objective, risks, fees and charges before investing in any variable investment option. See “The Variable Investment Options.”

Amounts allocated to the fixed-rate option earn a set rate of interest. You earn interest on the total that you have invested in the fixed-rate option, including interest you have earned in previous years. Interest accrues daily at a minimum annual interest rate of 3%. GIAC sets the rate of interest for the fixed-rate option in its sole discretion, and you assume the risk that the rates we set might not exceed the minimum guaranteed rate. GIAC guarantees your principal and interest under this option.

CAN YOU TRANSFER THE MONEY IN YOUR POLICY AMONG DIFFERENT ALLOCATION OPTIONS?

To the extent that the money in your Policy is not being held as collateral against a loan, you can transfer it among the variable investment options, and into the fixed-rate option, at any time, subject to certain limitations on frequent transfer activity. See “Transfers Between the Investment Options” and “Frequent Transfers Among the Variable Investment Options.” We also limit transfers out of the fixed-rate option. See “Transfers from the Fixed-rate Option.”

DO YOU HAVE ACCESS TO THE MONEY YOU’VE INVESTED IN YOUR POLICY?

You may, within limits, make partial withdrawals of your Policy’s Net Cash Surrender Value. See “Partial Withdrawals.” The Net Cash Surrender Value is your Policy Account Value minus any surrender charges and Policy Debt.

You may also, within limits, borrow all or a portion of the loan value of your Policy, while the insured is living. There are risks associated with Policy loans. When you take a Policy loan, we transfer the amount of the loan out of the variable investment options and the fixed-rate option, and hold that amount in the Loan Account to serve as collateral. Amounts in the Loan Account do not participate in the investment experience of the allocation options and the loan, therefore, can affect the Policy Account Value and death benefit over time whether or not the loan is repaid. Outstanding loans reduce the amounts available for withdrawal or surrender, and the amount we pay on the insured’s death. Your Policy may lapse (terminate without value) if your Policy Debt plus Monthly Deduction due on any Monthly Processing Date exceeds the Policy Account Value. If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, you may have to pay tax on the amount you still owe to your Policy. See “Policy Loans” and “Federal Tax Considerations.”

Finally, you may at any time surrender your Policy for the Net Cash Surrender Value. After you surrender your Policy, you no longer have insurance coverage. A surrender charge applies for 8 Policy Years after

Investment Risks

Investment performance in the variable investment options may be unfavorable. You could lose everything you invest and your Policy could lapse without value if you do not pay additional premium. The rate of interest we declare for the fixed-rate option may decrease to the minimum guaranteed rate.

Surrender and

Withdrawal Risks

The Policy is designed to meet long-term financial goals. Surrenders and partial withdrawals may have tax consequences, and the charges associated with surrenders may play a role in determining whether your Policy will lapse.

SUMMARY	PROSPECTUS	3

the Issue Date. An additional surrender charge will be applicable for 8 years from the date of any increase in the Face Amount of the Policy. It is possible that you will receive no Net Cash Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender it or make partial withdrawals in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short term investment. Surrenders and partial withdrawals may have tax consequences. See “Surrendering Your Policy” and “Federal Tax Considerations.”

HOW IS YOUR POLICY AFFECTED BY TAXES?

We believe there is a reasonable basis for concluding that your                      VUL Policy will be treated as a life insurance contract under federal tax law. However, due to limited guidance, there is some uncertainty about the application of the federal tax law to the Policy, particularly with respect to Policies issued on an insured who does not meet our insurance requirements for standard coverage. Assuming that your Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludible from the gross income of the beneficiary. As a result, the beneficiary generally should not have to pay U.S. federal income tax on the death benefit, although some other taxes, such as estate taxes, may apply.

Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, an additional 10% tax may be imposed on surrenders, partial withdrawals, and loans taken before you attain age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% additional tax. See “Federal Tax Considerations.”

WHAT DEDUCTIONS AND CHARGES DO YOU HAVE TO PAY?

There are various deductions and charges associated with maintaining your                      VUL Policy. See “Charges and Deductions Tables” and “Deductions and Charges.”

WHAT CHANGES CAN YOU MAKE TO YOUR POLICY?

Decreasing the face amount of the policy

You may request a decrease in the Face Amount at any time. The requested decrease must be at least $5,000, the insured must be alive on the date the decrease will take effect and Monthly Deductions currently cannot be waived under a Waiver of Monthly Deductions Rider. The new Face Amount cannot be lower than GIAC’s current minimum Face Amount. See “Decreasing the Face Amount.”

Loan Risks

Loans reduce the amount of Policy Account Value available for withdrawal or surrender, and the amount we pay on the insured’s death, by the amount of the indebtedness. Your Policy may lapse if your Policy Debt plus Monthly Deductions due on a Monthly Processing Date reduce the Policy Account Value to less than zero. A loan also may have tax consequences.

Tax Risk

Tax laws, regulations, and interpretations are subject to change. Such changes may impact the expected benefits of purchasing a Policy.

Risk of increase in

current fees and

expenses

Certain Policy fees and expenses may be currently charged at less than their maximum amounts. We may increase these expenses up to the guaranteed maximum levels.

4	PROSPECTUS	SUMMARY

Increasing the face amount of the policy

On and after your first Policy Anniversary, you may request an increase in your Policy’s Face Amount. The increase is subject to evidence of insurability, must be for at least $25,000, the insured must be Attained Age 70 or less at the time of the increase and Monthly Deductions currently cannot be waived under a Waiver of Monthly Deductions Rider. The amount of each increase will be treated as a separate Policy Segment, with its own underwriting class, cost of insurance rates, surrender charges, administrative charges, Target Premiums, Minimum Monthly Premium (if the No Lapse Guarantee is in effect) and Guaranteed Coverage Rider Minimum Monthly Premium (if the Guaranteed Coverage Rider is in effect). The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase. See “Increasing the Face Amount.”

Exchanging Your             VUL Policy for a Fixed-benefit Life Insurance Policy

You may exchange your              VUL Policy for a level premium fixed-benefit whole life insurance policy issued by GIAC or one of our affiliates prior to the insured’s Attained Age 90. There may be a credit or a cost to be paid. See “Exchanging a Policy.”

Canceling Your Policy After It Has Been Issued

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this by the later of:

•	10 days after you receive your Policy, or

•	45 days after you sign the completed application for your Policy.

Longer periods may apply in some states. Once we receive your notice, we will refund all of the premiums you paid, and your Policy will be considered void from the beginning. See “Your Right To Cancel Your Policy.”

COULD YOUR POLICY LAPSE?

Your policy may lapse if the Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction on a Monthly Processing Date, and you do not make the required payment within 61 days of the time the Monthly Deduction is due.

If your Policy has a No Lapse Guarantee feature, during the No Lapse Guarantee Period your Policy will not lapse, even if the Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction on a Monthly Processing Date, so long as the No Lapse Guarantee Condition is satisfied. See “No Lapse Guarantee.”

If your Policy has the Guaranteed Coverage Rider, and the No Lapse Guarantee is not applicable, while this Rider is in force, your Policy will not lapse, even if the Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction on a Monthly Processing Date, so long as the Guaranteed Coverage Rider requirement is satisfied. See “Guaranteed Coverage Rider.”

We will warn you at least 30 days in advance if we see that your Policy is in danger of lapsing. We will tell you the amount of the required payment that you must pay in order to keep your Policy in force, and will keep your Policy in force if we receive the required payment when requested. See “Default.”

Policy changes

you can make

With certain restrictions, you may:

•	request an increase or decrease in the Face Amount of your Policy

•	exchange your VUL Policy for a level premium fixed-benefit life insurance policy

•	cancel your Policy after it has been issued.

Risk of policy

lapse

Your Policy may lapse if you don’t pay enough policy premium or if you have excess Policy Debt.

SUMMARY	PROSPECTUS	5

CHARGES AND DEDUCTIONS TABLES

The following tables describe the fees and expenses that are payable when buying, owning, and surrendering the Policy. If the amount of the charge varies depending on the individual characteristics of the insured — such as age, sex, policy duration, Face Amount and underwriting class — the tables below show the maximum and minimum charges we assess under the Policy and the charges for a typical insured. The charges may not be typical of the charges you will pay. The first table describes the fees and expenses that are payable at the time that you buy the Policy, surrender the Policy, or transfer Policy Account Value among the variable investment options and the fixed-rate option.

TRANSACTION FEES
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Premium Charge	Upon each premium payment	During each of the first 10 Policy Years, or each of the first 10 Coverage Years for Policy Segments, 7% of premiums until you have paid one Target Premium and 4% of premiums in that Policy or Coverage Year in excess of one Target Premium. After the 10th Policy Year, 4% of premiums in a Policy or Coverage Year until you have paid one Target Premium.[1]	During each of the first 10 Policy Years, or each of the first 10 Coverage Years for Policy Segments, 7% of premiums in a Policy or Coverage Year until you have paid one Target Premium and 4% of premiums in that Policy or Coverage Year in excess of one Target Premium. After the 10th Policy Year, 4% of premiums in a Policy or Coverage Year until you have paid one Target Premium.[1]
Surrender Charge[2]
Minimum First Year Surrender Charge	Upon full surrender of the Policy within the first 8 Policy Years after issuance or within 8 Coverage Years of each increase in Face Amount.	$2.016 per $1,000 of Basic Sum Insured	$2.016 per $1,000 of Basic Sum Insured
Maximum First Year Surrender Charge	Upon full surrender of the Policy within the first 8 Policy Years after issuance or within 8 Coverage Years of each increase in Face Amount.	$43.308 per $1,000 of Basic Sum Insured	$43.308 per $1,000 of Basic Sum Insured
Surrender Charge for Representative Insured: a male, issue age 35, in the preferred NT underwriting class, with a Policy Face Amount of $400,000 in the first Policy Year	Upon full surrender of the Policy within the first 8 Policy Years after issuance or within 8 Coverage Years of each increase in Face Amount.	$3,330.00	$3,330.00
Transfer Charge	At the time of each transfer, after the 12th transfer in a Policy Year	$25 per transfer	None

6	PROSPECTUS	SUMMARY

TRANSACTION FEES (continued)
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Reinstatement Charge	Upon reinstatement

(1) interest of 6% per year from the date of lapse to the date of reinstatement on the amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse; (2) the difference between the surrender charge in effect at the time the Policy lapsed and the surrender charge in effect on the date of reinstatement; and (3) interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement on any outstanding Policy Debt as of the date of lapse.

(1) interest of 6% per year from the date of lapse to the date of reinstatement on the amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse; (2) the difference between the surrender charge in effect at the time the Policy lapsed and the surrender charge in effect on the date of reinstatement; and (3) interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement on any outstanding Policy Debt as of the date of lapse.

Representative costs may vary from the costs you would incur. Ask for an illustration or see the Policy Data Page for more information on the costs applicable to your policy.

[1]

The amount of the Target Premium for a Policy depends on the insured’s age, underwriting class and sex (unless gender-neutral rates are required by law). The minimum amount of Basic Sum Insured Target Premium for a non-substandard rated Policy is $2.24 per $1,000 of Face Amount and the maximum amount for a non-substandard rated Policy is $100 per $1,000 of Face Amount.

[2]

The surrender charge decreases every year until it reaches 0% by the beginning of the 9th Policy Year following the Initial Face Amount and each increase in Face Amount. Surrender charges vary based on the insured’s age, sex, underwriting class and Face Amount for the Initial Face Amount and each increase in Face Amount. The surrender charge shown in the table may not be representative of the charges you will pay. You can obtain more information about your surrender charge by contacting our Customer Service Office.

SUMMARY	PROSPECTUS	7

The next table describes the fees and expenses that are payable periodically during the time that you own the Policy, not including the fees and expenses of the underlying fund companies. “Optional Charges” are the charges we deduct if you choose to add optional benefits by rider.

PERIODIC CHARGES (Other than Mutual Fund Operating Expenses)
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Cost of Insurance[1]
Minimum First Year Charge (Non-substandard Policy):	Monthly	$.01500 per $1,000 of Net Amount at Risk (NAR) for underwriting classes Preferred Plus NT, Preferred NT, non-smoker, and $.04835 per $1,000 of NAR for underwriting class standard	$.0097 per $1,000 of NAR
Maximum First Year Charge (Non-substandard Policy):	Monthly	$83.33333 per $1,000 of NAR	$75.38093 per $1,000 of NAR
Cost of Insurance Charge for Representative Insured: a male, issue age 35, in the preferred NT underwriting class, with a Policy Face Amount of $400,000 in the first Policy Year	Monthly	$.09089 per $1,000 of NAR	$.07150 per $1,000 of NAR
Mortality and Expense Risk Charge	Monthly	Through the 10th Policy Anniversary, an annual charge of 0.75% of the Policy Account Value in the variable investment options; In Policy Years 11-20, an annual charge of 0.35% of the Policy Account Value in the variable investment options up to the Account Value Breakpoint and 0.25% above the Account Value Breakpoint[2]; In Policy Years 21 and beyond, an annual charge of 0.25% of the Policy Account Value in the variable investment options.[2]	Through the 10th Policy Anniversary, an annual charge of 0.50% of the Policy Account Value in the variable investment options; In Policy Years 11-20, an annual charge of 0.10% of the Policy Account Value in the variable investment options up to the Account Value Breakpoint[2]; In Policy Years 21 and beyond, an annual charge of 0.00% of the Policy Account Value in the variable investment options.[2]
Policy Charge	Monthly	$7.50	$7.50
Administrative Charge[3]
Minimum Charge	Monthly for the first 10 Policy Years after issuance and the first 10 Coverage Years after each increase in the Face Amount	$0.05 per $1,000 of Basic Sum Insured	$0.05 per $1,000 of Basic Sum Insured

8	PROSPECTUS	SUMMARY

PERIODIC CHARGES (Other than Mutual Fund Operating Expenses) (continued)
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Administrative Charge[3] (continued)
Maximum Charge	Monthly for the first 10 Policy Years after issuance and first 10 Coverage Years after each increase in the Face Amount	$0.825 per $1,000 of Basic Sum Insured	$0.825 per $1,000 of Basic Sum Insured
Administrative Charge for Representative Insured: a male, issue age 35, in the preferred NT underwriting class, with a Policy Face Amount of $400,000 in the first Policy Year	Monthly for the first 10 Policy Years after issuance and first 10 Coverage Years after each increase in the Face Amount	$0.135 per $1,000 of Basic Sum Insured	$0.135 per $1,000 of Basic Sum Insured
Interest on Policy Loans	Annually on the Policy Anniversary	4% annually on all outstanding Policy Debt until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary; and 3.5% thereafter for all outstanding and new Policy loans.[4]	4% annually on all outstanding Policy Debt until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary and 3% thereafter for all outstanding and new Policy Loans.[4]
Charges for Optional Policy Benefits[5]
Accidental Death Benefit Rider (ADB)
Minimum First Year Charge	Monthly	$0.06523 per $1,000 of ADB Face Amount	$0.06523 per $1,000 of ADB Face Amount
Maximum First Year Charge	Monthly	$0.11502 per $1,000 of ADB Face Amount	$0.11502 per $1,000 of ADB Face Amount
Charge for Representative Insured: a male, issue age 35, in the preferred NT underwriting class, with a Policy Face Amount of $400,000 in the first Policy Year	Monthly	$0.6952 per $1,000 of ADB Face Amount	$0.6952 per $1,000 of ADB Face Amount
Waiver of Monthly Deductions Rider
Minimum First Year Charge	Monthly	$0.0122 per $1.00 of Monthly Deduction	$0.0122 per $1.00 of Monthly Deductions
Maximum First Year Charge	Monthly	$0.1112 per $1.00 of Monthly Deduction	$0.1112 per $1.00 of Monthly Deduction

SUMMARY	PROSPECTUS	9

PERIODIC CHARGES (Other than Mutual Fund Operating Expenses) (continued)
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Waiver of Monthly Deductions Rider (continued)
Charge for Representative Insured: a male, issue age 35, in the preferred NT underwriting class, with a Policy Face Amount of $400,000 in the first Policy Year	Monthly	0.0285 per $1.00 of Monthly Deduction	0.0285 per $1.00 of Monthly Deduction
Guaranteed Insurability Option Rider (GIO)
Minimum First Year Charge	Monthly	$0.2060 per $1,000 of GIO face amount	$0.2060 per $1,000 of GIO face amount
Maximum First Year Charge	Monthly	$0.40771 per $1,000 of GIO face amount	$0.40771 per $1,000 of GIO face amount
Charge for Representative Insured: a male, issue age 35, in the preferred NT underwriting class, with a Policy Face Amount of $400,000 in the first Policy Year	Monthly	$0.092700 per $1,000 of GIO Face amount	$0.092700 per $1,000 of GIO Face amount
Guaranteed Coverage Rider	N/A	No charge	No charge
Disability Benefit Rider (DBR)
Minimum First Year Charge	Monthly	$0.9375 per $100 of the Specified Amount as defined in the DBR	$0.9375 per $100 of the Specified Amount as defined in the DBR
Maximum First Year Charge	Monthly	$9.67167 per $100 of the Specified Amount as defined in the DBR	$9.67167 per $100 of the Specified Amount as defined in the DBR
Charge for Representative Insured: a male, issue age 35, in the preferred NT underwriting class, with a Policy Face Amount of $400,000 in the first Policy Year	Monthly	$2.29667 per $100 of Specified Amount

10	PROSPECTUS	SUMMARY

PERIODIC CHARGES (Other than Mutual Fund Operating Expenses) (continued)
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Policy Continuation Rider	When benefit is elected	4.5% of Policy Account Value	3.5% of Policy Account Value
Select Security Rider	N/A	No charge	No charge

Representative costs may vary from the cost you would incur. Ask for an illustration or see the Policy Data Page for more information on the costs applicable to your policy.

1	The cost of insurance charge varies based on the insured’s age, policy duration, sex, underwriting class and Face Amount for the Initial Face Amount and each increase in Face Amount. Any additional rating charges applicable to insureds who do not satisfy our insurance requirements for standard insurance are added to the cost of insurance charge. The cost of insurance charge is currently lower if the Policy’s Face Amount is at least $500,000. See “Deductions and Charges.” The cost of insurance charge shown may not be representative of the charges that you will pay. For more details, contact your registered representative.
[2]	The “Account Value Breakpoint” is equal to $100,000 less any Policy Account Value allocated to the fixed-rate option available under the Policy, but not less than zero.
[3]

The administrative charge is based on the insured’s age, sex, and underwriting class for the Basic Sum Insured and each Policy Segment. This charge is currently lower if the Policy’s Face Amount is at least $500,000. See “Deductions and Charges.” The administrative charge shown in the table may not be representative of the charges you will pay. For more details, contact your registered representative.

[4]

After taking into account the interest GIAC credits to the Loan Account, your effective rate of borrowing would be: (i) on a current basis, 1% annually until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary, and 0% thereafter on all outstanding and new Policy loans, and (ii) on a guaranteed basis, 1% annually until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary, and 0.5% thereafter for all outstanding and new Policy loans.

[5]

Charges for the Accidental Death Benefit Rider, the Guaranteed Insurability Option Rider, the Waiver of Monthly Deductions Rider, and the Disability Benefit Rider vary based on individual characteristics of the insured. The charges shown may not be representative of the charges that you will pay. For more details, contact your registered representative.

The next table describes the underlying mutual fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds for the fiscal year ended December 31, 2007. More detail concerning these fees and expenses is contained in the prospectus for each underlying mutual fund.

Annual Underlying Mutual Fund Operating Expenses (expenses that are deducted from the assets of the underlying mutual funds including management fees, distribution (12b-1) fees, service fees, and other expenses).

	Minimum	Maximum
Total Gross Annual Underlying Mutual Fund Operating Expenses*	%	%

*	The range of Annual Underlying Mutual Fund Operating Expenses shown above does not take into account any contractual and/or voluntary arrangements under which the funds’ advisers currently reimburse fund expenses or waive fees. Please see the prospectus for each underlying fund for more information about that fund’s expenses.

The fee and expense information used to prepare the above table was provided to GIAC by the underlying funds. GIAC has not independently verified such information.

SUMMARY	PROSPECTUS	11

The              VUL policy diagram

POLICY PREMIUMS	Less	Premium charge

POLICY ACCOUNT VALUE

THE SEPARATE ACCOUNT

Fund level expenses

THE MUTUAL FUNDS	Less	Advisory fees and other expenses

(including any investment return)

RS Investment Management Co. LLC

RS Core Equity VIP Series

RS S&P 500 Index VIP Series

RS Asset Allocation VIP Series

RS High Yield Bond VIP Series

RS Low Duration Bond VIP Series

RS Large Cap Value VIP Series

RS Partners VIP Series

RS Small Cap Core Equity VIP Series

RS International Growth VIP Series

RS Emerging Markets VIP Series

RS Investment Quality Bond VIP Series

RS Technology VIP Series

RS Mid Cap Opportunities VIP Series

RS Global Natural Resources VIP Series

RS Value VIP Series

RS Equity Dividend VIP Series

RS Money Market VIP Series

Policy level expenses

Value Line, Inc.	Less	Monthly Deductions
Value Line Centurion Fund	• Administrative charges
Value Line Strategic Asset Management Trust	• Mortality and expense risk charge
Gabelli Funds, LLC	• Charge for the cost of insurance
Gabelli Capital Asset Fund	• Charge for additional insurance benefits

Davis Selected Advisers, LP

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Janus Capital Management LLC

Janus Aspen Mid Cap Growth Portfolio

Janus Aspen Forty Portfolio

Janus Aspen Large Cap Growth Portfolio

Janus Aspen Worldwide Growth Portfolio

MFS Investment Management

MFS Emerging Growth Series

MFS Total Return Series

MFS Investors Trust Series

MFS Research Series

MFS New Discovery Series

A I M Advisors, Inc.

AIM V.I. Capital Appreciation Fund

AIM V.I. Core Equity Fund

AIM V.I. Utilities Fund

Fidelity Management & Research Company

Fidelity VIP Growth Opportunities Portfolio

Fidelity VIP Equity-Income Portfolio

Fidelity VIP Contrafund® Portfolio

Fidelity VIP Mid Cap Portfolio

AllianceBernstein LP

AllianceBernstein Growth & Income Portfolio

AllianceBernstein Large Cap Growth Portfolio

AllianceBernstein Global Technology Portfolio

AllianceBernstein Value Portfolio

FIXED-RATE OPTION	LOAN ACCOUNT

(plus interest credited)

(plus loan interest account)

	Less	Transaction deductions • Surrender charge
CASH SURRENDER VALUE
	Less	Policy Debt
NET CASH SURRENDER VALUE

[1]	This diagram excludes the transfer charge which is not being imposed currently. Interest on Policy Debt and repayments of Policy Debt are also not reflected in the diagram.

12	PROSPECTUS	POLICY DIAGRAM

ABOUT THE            VUL POLICY

THIS SECTION provides detailed information about your Policy. It explains your rights and responsibilities under the Policy, and those of GIAC.

Because the laws and regulations that govern the Policy vary among the jurisdictions where the Policy is sold, some of the Policy’s terms will vary depending on where you live. These terms of your Policy will be outlined in the Policy we send you.

ISSUING THE POLICY

A             VUL insurance policy must have Basic Sum Insured coverage of at least $100,000. ($250,000 for the preferred plus NT risk class). To issue a Policy:

•	the insured must be age 85 or under ( age 20-80 for preferred plus NT, preferred NT, standard, and sub-standard smoker risk classes) and meet our insurance requirements, and

•	you must live in a state or jurisdiction in which we offer the Policy.

If you are interested in replacing an existing policy with a             VUL Policy, we recommend that you speak with your lawyer or tax adviser first. It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. The Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

Some jurisdictions do not allow insurance companies to provide different benefits based on the sex of the insured. For these jurisdictions we offer a version of the             VUL Policy with the same benefits for men and women.

Backdating your policy

Under certain circumstances we will backdate your Policy if you ask us to, giving you a Policy Date up to six months before the application was actually signed. Backdating your Policy will be allowed only if it would allow you to qualify for a lower premium because the insured was younger on an earlier Policy Date. If we backdate your Policy, we will deduct on the Issue Date the Monthly Deductions due from the backdated Policy Date to the Issue Date. In certain circumstances, we may also require an additional premium payment to put a backdated policy in force. We will not backdate a Policy to a date before which the Policy was available.

Issuing the policy

A             VUL insurance Policy must have Basic Sum Insured coverage of at least $100,000. ($250,000 for the preferred plus NT risk class).

ABOUT THE VUL POLICY	PROSPECTUS	13

THE POLICYOWNER

The policyowner is the person named on the application as the owner of the Policy. You may own the Policy jointly with more than one person. A policyowner does not have to be the insured. While the insured is living, only the policyowner named in our records has the right to exercise rights granted by the Policy unless ownership of the Policy has been assigned to someone else. Except for transfers, all of the Policy’s joint owners must approve Policy transactions or changes in writing, including assigning ownership of the Policy to someone else. When a joint policyowner dies, we will divide his or her share of the Policy equally among the other policyowners, unless the deceased policyowner has indicated otherwise.

You may change the policyowner by written request in Good Order signed and dated by all policyowners. The change will be made effective on the date the request was signed, but will not apply to any payments or actions taken before we receive your request. Changing the policyowner may have tax consequences.

If you are not the insured and die before the insured, your estate (or if there were joint owners, the estate of the last surviving joint owner) becomes the policyowner, unless you have named someone to take over ownership of the Policy (a successor owner). If you are both the policyowner and the insured, a successor owner may not be named, because the Policy ends when you die.

THE BENEFICIARY

The beneficiary is the person you name to receive the proceeds when the insured dies. You can change the beneficiary until the insured dies. Also, you may name a ‘contingent’ beneficiary, who will receive the proceeds if the first beneficiary dies before the insured, or a second or ‘concurrent’ beneficiary, who will receive a portion of the proceeds when the insured dies. The beneficiary must live longer than the insured to qualify as a beneficiary, and has no rights under the Policy until the insured dies. If the insured outlives all of the beneficiaries named in the Policy, then the policyowner or the policyowner’s estate becomes the beneficiary. You may change the beneficiary, by your signed written request in Good Order. Your request must be signed and dated by all of the policyowners listed in our records. The change is made effective on the date your request was signed, but will not apply to any payments or actions taken before we receive your request.

The Policyowner

The policyowner is the person named on the application as the owner of the policy. A policyowner does not have to be the insured.

The Beneficiary

The beneficiary is the person you name to receive the proceeds when the insured dies.

14	PROSPECTUS	ABOUT THE VUL POLICY

BENEFITS AND POLICY VALUES

ADDITIONAL SUM INSURED

You may purchase an Additional Sum Insured under the Policy, which provides additional insurance coverage in addition to the Basic Sum Insured. The Additional Sum Insured provides a level death benefit to the insured’s Attained Age 100. The amount of this coverage, if any, plus the Basic Sum Insured are the two components of your Policy’s Initial Face Amount. The minimum Additional Sum Insured amount you can purchase is $25,000; the maximum amount cannot exceed 400% of the Basic Sum Insured.

Coverage provided by the Additional Sum Insured will be treated like coverage provided by the Basic Sum Insured. In particular:

•	it will be included in calculating whether the Policy qualifies for lower cost of insurance rates;

•	it will affect the minimum death benefit under Section 7702 of the Internal Revenue Code; and

•	it will affect the calculation of premiums for determining whether the Policy is a modified endowment contract.

See “Deductions and Charges;” “Death Benefit Options;” and “Federal Tax Considerations.”

You should consider several factors in deciding whether to purchase coverage as Basic Sum Insured only or Basic Sum Insured plus Additional Sum Insured, including:

•	The Additional Sum Insured provides a level death benefit only to the insured’s Attained Age 100.

•	The Additional Sum Insured has no additional administrative charges or surrender charges.

•	Cost of insurance rates for the Additional Sum Insured are the same as for the Basic Sum Insured.

•

The Additional Sum Insured will have its own Target Premium, in addition to the Basic Sum Insured Target Premium — However, the Target Premium for the Additional Sum Insured is less than the Target Premium for the same amount of Basic Sum Insured.

•	The amount of premium charges you will pay may be less if you purchase coverage with the Additional Sum Insured, rather than only the Basic Sum Insured.

You may purchase Additional Sum Insured coverage only at issue. It cannot be added to your Policy as part of a Face Amount increase.

The Additional Sum Insured may not be available in all jurisdictions.

Please check with your registered representative.

NO LAPSE GUARANTEE

The No Lapse Guarantee ensures that your Policy, and any applicable riders, will not lapse, even if poor investment performance and/or excess Policy Debt mean that the Policy Account Value less Policy Debt, after subtracting the Monthly Deduction, on a Monthly Processing Date, is less than zero. This guarantee is in effect during the No Lapse Guarantee

BENEFITS AND POLICY VALUES	PROSPECTUS	15

Period, so long as the No Lapse Guarantee Condition is satisfied. If your Policy has the No Lapse Guarantee feature, the No Lapse Guarantee Period will be indicated on your Policy’s data pages. The No Lapse Guarantee Period applicable to each issue age can also be found in Appendix A.

The No Lapse Guarantee is provided at issue on all Policies where the insured is not older than Attained Age 75 on the Policy Date. The No Lapse Guarantee Period varies depending on the age of the insured on the Policy Date.

To satisfy the No Lapse Guarantee Condition on any Monthly Processing Date, you must have paid at least as much into your Policy, including amounts credited under any applicable Disability Benefit Rider, and minus Policy Debt and the sum of all previous withdrawals, as the sum of Minimum Monthly Premiums, as outlined in your Policy, up to this date. The sum of the Minimum Monthly Premiums up to the applicable Monthly Processing Date shall not include the Minimum Monthly Premium for any period during which the Monthly Deduction was waived under any applicable Waiver of Monthly Deductions rider.

If you increase the Face Amount of your Policy after the first Policy Year, your Minimum Monthly Premium will change, which in turn changes the amount that you must contribute in order to satisfy the No Lapse Guarantee Condition. As of the most recent Monthly Processing Date, you must have paid at least as much into your Policy, including amounts credited under any applicable Disability Benefit Rider, and minus Policy Debt and the sum of all previous withdrawals, as the sum of the original Minimum Monthly Premium for the period up to the increase, plus the new Minimum Monthly Premium for the period after the increase in your Policy’s Face Amount.

If your Policy satisfies the No Lapse Guarantee Condition on any Monthly Processing Date on which the Policy Account Value, after subtracting the Monthly Deduction and Policy Debt, is less than zero, the Policy will not enter the grace period and any Monthly Deduction charges that were due and unpaid will be waived.

If your Policy does not satisfy the No Lapse Guarantee Condition, and the Policy Account Value, after subtracting the Monthly Deduction and Policy Debt, is less than zero, you will have a 61-day grace period from that date to make a required payment equal to the lesser of the amount by which the Policy Debt exceeds Policy Account Value, or the amount required to satisfy the No Lapse Guarantee Condition. If you do not make the required payment, the Policy will lapse. See “Default.” While you need only make the required payment to keep your Policy from lapsing currently, we will recommend that your required payment be supplemented by an additional amount as set forth in the default notice we will send to you in order to help prevent your Policy from entering the grace period again on a subsequent Monthly Processing Date.

The tax consequences associated with the continuance of your Policy under the No Lapse Guarantee in situations where your Policy Debt exceeds your Policy Account Value are uncertain. A tax advisor should be consulted about the tax consequences that might arise in these circumstances.

16	PROSPECTUS	BENEFITS AND POLICY VALUES

GUARANTEED COVERAGE RIDER

The Guaranteed Coverage Rider ensures that your Policy, and any applicable riders, will not lapse, even if poor investment performance and/or excess Policy Debt mean that the Policy Account Value, after subtracting the Monthly Deduction, less Policy Debt is less than zero on a Monthly Processing Date. This guarantee is in effect until termination of the Guaranteed Coverage Rider, so long as the Guaranteed Coverage Rider Requirement is satisfied.

The Guaranteed Coverage Rider is provided at issue on all policies that have elected death benefit Option 1 where the insured is not older than age 75 on the Policy Date and is not rated sub-standard. There is no charge for this rider, and it cannot be added after issue. Coverage under the Rider begins on the Policy Date and terminates upon the earliest of:

•	the Policy Anniversary nearest to the insured’s Attained Age 85;

•	the expiration of the Policy’s grace period, unless the amount required to be paid, as described in the “Default” section of this Prospectus, is paid.

•	the effective date of any increase in Face Amount if the insured is rated substandard for that increase.

Once terminated, the Guaranteed Coverage Rider cannot be reinstated.

To satisfy the Guaranteed Coverage Rider Requirement on any Monthly Processing Date on which the Policy Account Value, after subtracting the Monthly Deduction, less Policy Debt is less than zero and the No Lapse Guarantee is not satisfied or not in force, you must have paid at least as much into your Policy, including amounts credited under any applicable Disability Benefit Rider, and minus Policy Debt and the accumulated value of all previous withdrawals, accumulated at 4.5% annual interest from the date of the applicable payment, crediting or withdrawal, as the sum of the monthly Guaranteed Coverage Rider premiums for all previous policy months up to the current Monthly Processing Date, accumulated at 4.5% annual interest. The sum of the monthly Guaranteed Coverage Premiums up to the applicable Monthly Processing Date shall not include monthly Guaranteed Coverage Premiums for any period during which the Monthly Deduction was waived under any applicable Waiver of Monthly Deductions rider.

Your Guaranteed Coverage Rider Minimum Monthly Premium is shown in your Policy. If you increase the Face Amount of your Policy after the first Policy Year, your Guaranteed Coverage Rider Minimum Monthly Premium will change, which in turn changes the amount that you must contribute in order to satisfy the Guaranteed Coverage Rider Requirement. As of the most recent Monthly Processing Date, you must have paid at least as much into your Policy, including amounts credited under any applicable Disability Benefit Rider, and minus Policy Debt and the accumulated value of all previous withdrawals, accumulated at 4.5% annual interest from the date of the applicable payment, crediting or withdrawal as the sum of the original Guaranteed Coverage Rider Minimum Monthly Premiums for the period up to the increase, plus the new Guaranteed Coverage Rider Minimum Monthly Premiums for the period after the increase in your Policy’s Face Amount, accumulated at 4.5% annual interest.

BENEFITS AND POLICY VALUES	PROSPECTUS	17

Death benefit

options

You have a choice of three death benefit options with this policy. If a fixed amount of insurance coverage and lower monthly deductions best fit your needs, you should choose Option 1. If you want the death benefit to increase as Policy Account Value increases, you should choose Option 2. If you want to recapture the premiums you have paid into the policy, you should choose Option 3. See accompanying text for details.

If your Policy satisfies the Guaranteed Coverage Rider Requirement while this Rider is in force on any Monthly Processing Date on which the Policy Account Value, after subtracting the Monthly Deduction and Policy Debt, is less than zero (and the Policy’s No Lapse Guarantee is not satisfied or not in force), the Policy will not enter the grace period and any Monthly Deduction charges that were due and unpaid will be waived.

If your Policy does not satisfy the Guaranteed Coverage Rider Requirement on any Monthly Processing Date on which the Policy Account Value, after subtracting the Monthly Deduction and Policy Debt, is less than zero (and the Policy’s No Lapse Guarantee is not satisfied or not in force), you will have a 61-day grace period from that date to make a required payment equal to the least of (i) the amount by which the Policy Debt exceeds Policy Account Value, (ii) the amount required to satisfy the No Lapse Guarantee Condition, if applicable, under the Policy, or (iii) the amount necessary to satisfy the Guaranteed Coverage Rider requirement. If you do not make the required payment, the Policy will lapse. See “Default”. While you need only make the required payment to keep your Policy from lapsing currently, we will recommend that your required payment be supplemented by an additional amount as set forth in the default notice we will send to you in order to help prevent your Policy from entering the grace period again on a subsequent Monthly Processing Date.

The tax consequences associated with the continuance of your Policy under the Guaranteed Coverage Rider in situations where your Policy Debt exceeds your Policy Account Value are uncertain. A tax advisor should be consulted about the tax consequences that might arise in these circumstances.

DEATH BENEFIT OPTIONS

You have a choice of three death benefit options with this Policy. You decide which option you want when you complete your application. You should choose the death benefit option that best meets your insurance needs and investment objectives. If a fixed amount of insurance coverage and lower Monthly Deductions best fit your needs you should choose Option 1. If you want the potential to increase the amount of your insurance coverage beyond your Policy’s Face Amount you should choose Option 2. If you want to recapture the premiums you have paid into the Policy, you should choose Option 3. You may change your death benefit option at any time on and after the first Policy Anniversary, subject to certain limitations and conditions. See “Changing Your Death Benefit Option.”

Option 1

Under Option 1, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Face Amount; or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

18	PROSPECTUS	BENEFITS AND POLICY VALUES

Under this option, if your investments perform well or you contribute more than the Minimum Annual Premium and the Policy Account Value increases by a sufficient amount, then the Net Amount at Risk will be lower. When this happens, the amount that we deduct for the cost of insurance charges each month may also go down.

Option 2

Under Option 2, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 100th birthday is the greater of:

•	the Face Amount plus the Policy Account Value, if greater than zero, or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, your death benefit will vary based on your investment performance and the premiums you pay. Even if your investments perform poorly, your death benefit will never be lower than the Face Amount. The Net Amount at Risk will not change unless we have to increase the death benefit to comply with Section 7702 of the Internal Revenue Code.

Option 3

Under Option 3, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 100th birthday is the greater of:

•	the Face Amount plus Net Accumulated Premiums, or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, as under Option 1, if your investments perform well, then the Net Amount at Risk will generally be lower. Also, the more premiums you pay, the lower your Net Amount at Risk will generally be. When your Net Amount at Risk is reduced, the amount that we deduct for the cost of insurance charges each month may also go down.

Beginning on the Policy Anniversary on which the insured is Attained Age 100, the death benefit option must be Option 1. If Option 2 or 3 is in effect at that time, it will automatically be changed to Option 1. See “Changing your Death Benefit Option”.

The tax consequences of continuing the Policy beyond the insured’s 100th birthday are unclear. You should consult a tax adviser for more information.

Maturity Benefit

On the Policy Anniversary closest to the insured’s 121st birthday a maturity benefit equal to the Policy Account Value less any Policy Debt will be paid to you, the successor owner, or your estate at that time, and this Policy will no longer be in effect.

BENEFITS AND POLICY VALUES	PROSPECTUS	19

The Minimum Required Death Benefit

The Policy has a minimum required death benefit. The minimum required death benefit is the lowest death benefit under which the Policy will qualify as life insurance under Section 7702 of the Internal Revenue Code.

We calculate this minimum using one of two methods: the Cash Value Accumulation Test (Cash Value Test) or the Guideline Premium and Cash Value Corridor Test (Guideline Premium Test). You decide which test you want used when you complete your application. Once you’ve made your choice, you cannot change it.

If you do not elect a test on your application, we will assume that you intended to elect the Guideline Premium Test.

Here are some general guidelines for choosing between the Cash Value Test and the Guideline Premium Test:

Comparing the Death Benefit qualification tests

Effect of choice of test on:	Cash Value Accumulation Test	Guideline Premium and Cash Value Corridor Test
Premium payments	Allows flexibility to pay more premium	Premium Payments are limited under the Internal Revenue Code
Death benefit	Generally higher as Policy duration increases	May be higher in early years of the Policy
Monthly cost of insurance charges	May be higher, if the death benefit is higher	May be lower, except in early years of the Policy
Face amount decreases	Will not require return of premium or distribution of Policy Account Value	May require return of premium or distribution of Policy Account Value to continue Policy as life insurance

The minimum death benefit required on any date is equal to the Policy Account Value on that date multiplied by the death benefit factor shown in your Policy. These death benefit factors vary depending on whether you have selected the Cash Value Test or the Guideline Premium Test.

CHANGING YOUR DEATH BENEFIT OPTION

On and after the first Policy Anniversary you may change your death benefit option from Option 2 or Option 3 to Option 1, as long as the insured is alive when we make the change. No evidence of insurability will be required. Such changes take effect on the Monthly Processing Date following or coinciding with our receipt in Good Order at our Customer Service Office of your signed request. Changing the death benefit option may have adverse tax consequences. You should consult a tax adviser before doing so.

20	PROSPECTUS	BENEFITS AND POLICY VALUES

If you change the death benefit option to Option 1, we will increase the Policy’s Face Amount to keep the death benefit the same immediately before and after the change. The increase is applied directly to the Basic Sum Insured portion of the Initial Face Amount.

We won’t deduct a surrender charge or impose new surrender charges in connection with changes in the death benefit option.

Limitations on your right to change the death benefit option

We will not approve any request to change the option if Monthly Deductions are being waived under the Waiver of Monthly Deductions rider. If you exercise the benefit under the Policy Continuation Rider, we will change your death benefit to Option 1 and no subsequent changes will be permitted. We will not approve any request to change to any option other than Option 1. The death benefit option will be automatically changed to Option 1 on the Policy Anniversary on which the insured is Attained Age 100, and no change to the death benefit option will be permitted thereafter.

PAYING THE DEATH BENEFIT

We will pay a death benefit to the beneficiaries named in your Policy when we receive proof that the insured has died while the Policy was in effect. The proceeds payable are calculated as set forth in “Policy Proceeds.” If there is reason to dispute the Policy, then we may delay the payment of death benefits. See “Limits To GIAC’s Right To Challenge a Policy.”

POLICY VALUES

The following is a detailed breakdown of how we calculate the different values associated with your Policy.

Amounts in the Separate Account

Any Net Premiums that you allocate or transfer to a variable investment option are used to buy shares in the mutual fund corresponding to the variable investment option, according to your instructions. We will sell these shares when you make a withdrawal, transfer Policy Account Value or take a policy loan, or when we withdraw your Monthly Deduction, or make dollar cost averaging transfers. Based on the value of each share on the transaction date, we will sell the number of shares needed to cover the cost of that transaction. To reflect how investment performance affects Policy Account Value, we determine a unit value for each variable investment option. Unit values will vary among variable investment options. To calculate the value of your investment in a particular variable investment option, we multiply the unit value of the option by the number of units you own. Unit values change based on the investment performance of the underlying mutual fund shares. We calculate the unit value for each variable investment option at the end of each Business Day.

Note that you bear all risks associated with the investments in the Separate Account.

BENEFITS AND POLICY VALUES	PROSPECTUS	21

Net Cash

Surrender Value

Net Cash Surrender Value is the amount you would actually receive if you surrendered your Policy.

Policy Account Value

Your Policy Account Value is the total value of the investments held in your Policy. This includes the value of your allocations to the fixed-rate and variable investment options, and any Policy values that may be in the Loan Account as collateral for a Policy loan. It is calculated as:

•	Net Premiums that you contribute to your Policy; plus or minus

•	any profit or loss generated by your Policy Account Value in the variable investment options; plus

•	any interest you earn on allocations to the fixed-rate option or interest we credit on the Loan Account; minus

•	your total Monthly Deductions; minus

•	any partial withdrawals you’ve made, minus

•	any transfer charges.

Policy Account Value varies from day to day. We do not guarantee a minimum Policy Account Value.

CASH SURRENDER VALUE AND NET CASH SURRENDER VALUE

Cash Surrender Value is the Policy Account Value minus any surrender charges. There are no surrender charges after your Policy or any Policy Segment has been in effect for 8 years. Net Cash Surrender Value is the amount you would actually receive if you surrendered your life insurance policy. It is your Policy Account Value minus any surrender charges and minus any Policy Debt.

The value of any investments in the variable investment options may increase or decrease daily depending on how well the investments perform. A combination of partial withdrawals, Policy loans, unfavorable investment performance, and the ongoing Monthly Deduction can cause your Policy Account Value to drop below zero. Even if this happens, the Policy will not lapse if the No Lapse Guarantee is in effect and the No Lapse Guarantee Condition is satisfied or the Guaranteed Coverage Rider is in effect and the requirement satisfied. See “No Lapse Guarantee,” and “Guaranteed Coverage Rider.”

22	PROSPECTUS	BENEFITS AND POLICY VALUES

PREMIUMS, DEDUCTIONS AND CHARGES

PREMIUMS

Your Policy will take effect once you have paid your Minimum to Issue Premium, but not before your Policy’s Issue Date. Once it has taken effect you decide the amount of your premium payments and when you want to make them. However, all premiums are subject to certain limitations. See “Limitations on Premiums.”

Issuing the Policy. Your Minimum to Issue Premium is the amount you must pay to put your Policy inforce. It is shown in your Policy.

Subsequent premiums. When you set up your Policy, you must choose a planned premium. This is the premium that you intend to pay periodically. We will send you a reminder when your planned premium is due, annually, semi-annually or quarterly, as requested, but you are under no obligation to pay a premium as long as the Policy Account Value less Policy Debt, after subtracting the Monthly Deductions, is not less than zero.

All premiums must be paid to GIAC’s Customer Service Office. Each premium you pay must be at least $100, unless you are paying through a pre-authorized checking plan. GIAC may accept lower premium amounts in accordance with its current administrative procedures. GIAC reserves the right, from time to time, to establish administrative rules that set forth acceptable forms of premium payments. Premium payments that are not acceptable under these rules will be deemed to be not in Good Order, will not be credited to your Policy, and will be handled in accordance with our administrative procedures then in effect. These procedures may include returning the premium payment to you or contacting you for further information. If you cancel a premium payment or your premium payment is returned for insufficient funds, we reserve the right to reverse the investment options chosen. You may also be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the investment options chosen. We reserve the right to refrain from allocating contributions to your selected investment options until we are notified by your bank that your check has cleared

Subsequent premium payments through pre-authorized checking plans. If you choose to pay subsequent premiums through a pre-authorized checking plan, each premium must be at least $25. We will automatically deduct premium payments each month from a bank account you designate. We will not send a bill or a confirmation for these automatic payments. You may commence the pre-authorized check service at any time, unless your policy has entered its grace period. If we are unable to obtain the premium payment from your bank account, we may automatically switch you to quarterly billing.

REMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	23

Limitations on premiums

We may limit the amount that you can pay into your Policy, including refusing or refunding premiums you pay, to attempt to preserve your Policy’s treatment as life insurance under federal tax laws.

Under the Guideline Premium Test, the maximum premium we will accept in any Policy Year is the greatest amount that will not violate Section 7702. We will refund to you any portion of a premium payment that violates these section 7702 limits with interest at an annual rate of 6%. Under the Cash Value Accumulation Test, we will accept any premium that does not result in an increase in the death benefit as a result of Section 7702. If a premium would cause an increase in the death benefit under Section 7702, we will accept the payment provided the total of premium payments in a Policy Year does not exceed 300% of your Policy’s Target Premium. If you do not meet this test, we may still accept your premium payment if you prove that the insured meets our insurance requirements.

We will refund any portion of a premium payment that exceeds these limits.

Crediting payments

When you make a payment towards your Policy, we will credit it according to your instructions. If you do not provide specific instructions, or if your payment is received during a grace period, we will use the payment:

•	first to repay any Policy Debt

•	then, as a premium payment.

Regardless whether the payment is a premium or a loan repayment, the Net Premium is credited to the Policy Account Value and allocated first to pay any due and unpaid Monthly Deductions and any remaining amount is allocated to the variable and fixed-rate investment options according to any instructions that accompany the payment or, if none, the most recent allocation instructions on file.

Your initial premium will be credited when the Policy is issued. Thereafter, we normally credit your payment and allocate the Net Premium as of the end of the Business Day on which it is received in Good Order at our Customer Service Office. However, any payments that we receive in Good Order after your Policy has been issued that require additional underwriting will be held in GIAC’s general account and credited as of the date the underwriting process is complete. Interest earned in the general account accrues to the benefit of GIAC.

See “How Your Premiums Are Allocated” and “Policy Loans” for specific information on how your payments are distributed among the fixed-rate and variable investment options.

24	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

How your premiums are allocated

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge (see “Deductions and Charges”) is the Net Premium. We invest your Net Premiums in the fixed-rate and/or variable investment options according to your instructions. When Net Premiums have been invested they become part of your Policy Account Value. Currently, there is no limit to the number of investment options to which you may allocate your Net Premiums and Policy Account Value, although we reserve the right to impose limitations in the future. As part of your initial application, you tell us how you would like your Net Premiums distributed among the various allocation options. The percentage you choose for each allocation option must be in whole numbers, and the total must equal 100%. You may change how your Net Premiums are invested at any time by telling us in writing at our Customer Service Office or by calling 1-800-441-6455. Before you can request a future allocation change by telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 1-800-441-6455. See “Transfers Between the Investment Options,” for further information on PINs and telephonic instructions. The change to your allocation instructions will be effective on and after the date we receive your instructions at our Customer Service Office, but will not affect any existing Policy values. To change the allocation of these amounts, you must make a transfer. See “Transfers Between the Investment Options.”

DEFAULT

On any Monthly Processing Date, if your Policy Account Value, after subtracting the Monthly Deduction and Policy Debt, is less than zero, your Policy will enter the grace period. The grace period is a 61-day period beginning on that Monthly Processing Date.

We will tell you that your Policy has entered the grace period and is in danger of lapsing, and the required payment you must make to keep it from lapsing, at least 30 days before the end of the grace period. If we do not receive the required payment by the end of the grace period, your Policy will lapse without value. There are certain exceptions. See “Policies with the No Lapse Guarantee or Guaranteed Coverage Rider” below.

We do not deduct a surrender charge upon Policy Lapse.

Policies with the No Lapse Guarantee or Guaranteed Coverage Rider

If your Policy’s No Lapse Guarantee is in force, your Policy is protected from lapsing, even if the Policy Account Value, after subtracting the Monthly Deduction and Policy Debt, is less than zero on a Monthly Processing Date as long as the No Lapse Guarantee Condition is satisfied. See “No Lapse Guarantee.”

If your Policy’s No Lapse Guarantee is not in force or the No Lapse Guarantee Condition is not satisfied, we will check to see if your Policy has the Guaranteed Coverage Rider. If the Guaranteed Coverage Rider is in force and you have satisfied the Guaranteed Coverage Rider

Investing Your Net

Premiums

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge is the Net Premium. We invest your Net Premiums according to your instructions. When Net Premiums have been invested, they become part of your Policy Account Value.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	25

Requirement, your Policy is protected from lapsing, even if the Policy Rider is in force and you have satisfied the Guaranteed Coverage Rider Requirement, your Policy is protected from lapsing, even if the Policy Account Value, after subtracting the Monthly Deduction and Policy Debt, is less than zero on a Monthly Processing Date. See “Guaranteed Coverage Rider.”

Required Payment. If your Policy entered the grace period because your Policy Account Value, after subtracting the Monthly Deduction and Policy Debt, is less than zero on a Monthly Processing Date, and the No Lapse Guarantee and Guaranteed Coverage Rider are not available to you, your required payment will be the amount required to bring the Policy Account Value less any Policy Debt to an amount equal to or greater than zero.

If your Policy entered the grace period because of a failure to satisfy the No Lapse Guarantee Condition and the Policy does not have an in-force Guaranteed Coverage Rider, your required payment will be the lesser of (i) the amount required to bring the Policy Account Value less any Policy Debt to an amount equal to or greater than zero, or (ii) the amount necessary for your Policy to satisfy the No Lapse Guarantee Condition.

If your Policy entered the grace period because of a failure to satisfy the Guaranteed Coverage Rider requirement, your required payment will be the least of (i) the amount required to bring the Policy Account Value less any Policy Debt to an amount equal to or greater than zero, or (ii) the amount necessary for your Policy to satisfy the No Lapse Guarantee Condition, if applicable, or (iii) the amount necessary for your Policy to satisfy the Guaranteed Coverage Rider Requirement.

If you do not make the required payment before expiration of the grace period, the Policy will lapse. Please note that while you need only make the required payment to keep your Policy from lapsing currently, we will recommend that your required payment be supplemented by an additional amount as set forth in the default notice we will send to you in order to help prevent your Policy from entering the grace period again on a subsequent Monthly Processing Date.

Payments made during a grace period are applied first as a loan repayment, if applicable. See “Interest on Your Policy Loan” and “Repaying Your Policy Loan.” Any remaining amount is treated as a premium payment and allocated, after deducting any applicable premium charge, first to pay charges due, but not collected, and finally, to the fixed-rate and variable investment options according to your allocation instructions.

Required Loan Repayments. If, at any time, you have outstanding Policy Debt, you do not pay the accrued interest due on a Policy Anniversary, and there are insufficient values in your Policy to capitalize the amount due, your Policy will enter the grace period and we will require you to make a loan repayment. See “Interest on Your Policy Loans.” If you do not make the required loan repayment by the end of the grace period, the Policy will lapse. We will notify you at least 30 days before the end of the

26	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

applicable grace period and advise you of this situation. If the Policy is within the No Lapse Guarantee Period or you have the Guaranteed Coverage Rider, and you satisfy the applicable conditions, a loan repayment will not be required and your Policy will not lapse.

The tax consequences associated with the continuance of your Policy under the No Lapse Guarantee or Guaranteed Coverage Rider in situations where your Policy Debt exceeds your policy Account Value are uncertain. A tax advisor should be consulted about the tax consequences that might arise in these circumstances.

REINSTATING YOUR POLICY

If your Policy has lapsed (and you have not surrendered it for its Net Cash Surrender Value) you may reinstate it up to three years after the date of lapse.

To reinstate your Policy:

•	we must receive your signed written application for reinstatement in Good Order at our Customer Service Office;

•	the insured must be alive on the date the reinstatement takes effect;

•	you must show that the insured meets our insurance requirements;

•

you must repay or reinstate any outstanding Policy Debt as of the date of lapse with interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement (we will also credit interest to amounts in the Loan Account from the date of lapse to the date of reinstatement as described in “Policy Loans”);

•

you must pay any amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement; and

•	you must pay the difference between the surrender charge in effect at the time the Policy lapsed and the surrender charge in effect on the date of reinstatement; and

•

you must make a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction that was due on the Monthly Processing Date that was on or immediately preceding the date of lapse.

Your reinstated Policy will have the same Policy Date, Face Amount and death benefit option as the Policy that lapsed. The date of reinstatement will be the Monthly Processing Date on or after the date we approve the reinstatement. Charges for the Policy after reinstatement will be based on the insured’s Attained Age at the time of reinstatement and the duration from the original Issue Date. Your reinstated policy will have a new two year contestable period. The Policy Account Value upon reinstatement will be the Policy Account Value in effect at the time of lapse, plus the required premium payment described above. See “Repaying Your Policy Loan.”

The No Lapse Guarantee and the Guaranteed Coverage Rider will not be reinstated even if the Policy lapsed during the No Lapse Guarantee Period or while the Guaranteed Coverage Rider was inforce. After the second

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	27

Policy Anniversary, if this Policy lapses and is subsequently reinstated, the right to exchange the Policy for a level premium fixed benefit whole life policy, as described in the “Exchanging a Policy” section, will be suspended for one year from the date of reinstatement.

DEDUCTIONS AND CHARGES

GIAC makes various deductions and charges that are required to maintain your             VUL policy. These charges cover certain costs we incur with respect to the Policies, including:

•

the cost of underwriting, issuing and maintaining the Policies, including preparing and sending billing notices, reports and policyowner statements, communications with insurance agents and other overhead costs.

•	the risk that those insured under the Policies may not live as long as we estimated when we issued the Policy, and our administrative expenses may also be higher than expected.

•	the cost of paying death benefits, especially in the early Policy Years when the Policy Account Value may be far below the death benefit we pay if the insured dies.

•

our sales and promotional expenses, commissions, and local, state and federal taxes including premium taxes. You may not claim the portion of these charges used to pay taxes as a federal income tax deduction. Premium taxes vary from jurisdiction to jurisdiction and currently range up to 6%.

The amount of a charge does not necessarily correspond to our costs in providing the service or benefits associated with a particular Policy. For example, the premium charge and the surrender charge may not cover all of our actual sales expenses for the Policies, and proceeds from other charges, including the mortality and expense risk charge and cost of insurance charges, may be used in part to cover sales expenses. There may be a guaranteed charge, or maximum charge, and a current charge. The guaranteed charge is the most that we can charge you for a particular item. The current charge is what we are now charging for that item. We have the right to increase the current charge up to the guaranteed charge. We will tell you if we increase these charges. Once deductions and charges are taken from your Policy they do not contribute to the value of your Policy.

All of the deductions and charges are summarized and explained below. Any charges applicable to your Policy will be indicated in the “Policy Data” section of your Policy. Contact our Customer Service Office for more information about the deductions and charges. For information regarding compensation paid for the sale of the Policies, see “Distribution of the Policy.”

TRANSACTION FEES

Premium charge

During each of the first 10 Policy Years after issue or after an increase in coverage, a charge of 7% is deducted from each premium you pay until you have paid one Target Premium in a Policy Year and 4% is deducted from premiums paid in excess of the Target Premium. After the 10th

28	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Policy Year, this charge drops to 4% for premiums paid in a Policy Year until you have paid one Target Premium in a Policy Year and 0% for premiums paid in excess of one Target Premium.

Your Policy has a separate Target Premium for the Initial Face Amount and for any additional coverage you have added through Policy Segments. The Target Premium depends upon the insured’s age at issue or at the time the Face Amount is increased, underwriting class and sex (unless gender-neutral rates are required by law). In order to calculate your premium charge, we will allocate each premium you pay during a Policy Year as follows:

•	first to your Policy’s Initial Face Amount, up to the Target Premium for that amount

•	then to any Policy Segments, in the order that they were purchased, up to the Target Premium for each Policy Segment

•	then proportionately, based on the Target Premium, among the Initial Face Amount and any Policy Segments.

Surrender charge

During the first 8 Policy Years and the first 8 Coverage Years of each Policy Segment, we impose a surrender charge on the Basic Sum Insured and each Policy Segment if you surrender your Policy. We do not reduce or deduct the surrender charge upon a change in death benefit option or upon a partial withdrawal. In addition, we do not reduce or deduct the surrender charge if you reduce your Face Amount. The surrender charge shown in your Policy remains in effect until you surrender your Policy for its Net Cash Surrender Value, at which time the surrender charge will be deducted, or until the expiration of the applicable surrender charge period.

The surrender charge for a Policy or Coverage Year is a percentage of the Surrender Charge Target Premium.

The percentage declines as follows until it is zero after eight years:

Policy year
	1	2	3	4	5	6	7	8	9
Percentage of Surrender Charge Target Premium	90%	80%	70%	60%	50%	35%	20%	5%	0%

The first year surrender charge varies from $2.016 to $43.308 per $1,000 of the Basic Sum Insured, depending on the insured’s age when the Policy started, sex and underwriting class.

A separate surrender charge is also calculated for each new Policy Segment, based on the coverage it provides and the insured’s age, sex, and underwriting class when it was added to your Policy. This means that the total surrender charges under your Policy will be the sum of the different surrender charges for your Initial Face Amount and each Policy Segment. The surrender charge compensates us for administrative and sales-related expenses.

After we deduct any applicable surrender charge, a Policy’s Net Cash Surrender Value may be zero, particularly in the early Policy Years.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	29

Monthly

Deduction

Each month we deduct from the Policy Account Value, amounts for administrative costs, the cost of insuring the insured, the mortality and expense risk charge and any rider charges. These deductions are made proportionately from your investments in the fixed-rate and variable investment options.

Transfer Charge

You may transfer your Policy Account Value among the allocation options. If you make more than 12 transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that year. We will deduct the transfer charge from the allocation options from which you are making the transfer, and will use this amount to offset our processing costs.

We will not deduct a transfer charge when:

•	you make multiple transfers under your Policy’s dollar cost averaging or automatic rebalancing features

•	you transfer amounts as part of taking or repaying a Policy loan, or

•	you transfer amounts out of a variable investment option because the investment policies of the corresponding mutual fund have materially changed.

We do not currently deduct transfer charges.

Reinstatement Charge

If you reinstate your Policy following lapse, you must pay:

•	Interest of 6% per year from the date of lapse to the date of reinstatement on the amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse;

•	The difference between the surrender charge in effect at the time the Policy lapsed and the surrender charge in effect on the date of reinstatement; and

•	Interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement on any outstanding Policy Debt as of the date of lapse.

PERIODIC FEES

MONTHLY DEDUCTIONS FROM THE POLICY ACCOUNT VALUE

On each Monthly Processing Date, we deduct from the Policy Account Value amounts to cover administrative costs, the cost of insuring the insured, the mortality and expense risk charge and the cost of any riders. The sum of these charges is your Policy’s Monthly Deduction. It is made proportionately from your Policy Account Value in the fixed-rate and variable investment options. The Monthly Deduction is calculated after we process any other requested transactions on the Policy, such as premium payments, loan repayments, withdrawals, transfers, Face Amount changes and changes in death benefit option.

Administrative charges

We deduct a monthly Policy charge of $7.50.

We also deduct a monthly administrative charge based on the Basic Sum Insured portion of the Face Amount on each Monthly Processing Date for the first 10 Policy Years after issue or first 10 Coverage Years of each Policy Segment. The amount of this charge depends on the insured’s age, sex and underwriting class when the Policy is issued or the Face Amount increased and is currently lower for Policies with a total Face Amount of at least $500,000.

30	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

This charge is initially set on the Issue Date of the Policy. If on the Issue Date, the Basic Sum Insured plus Additional Sum Insured is at least $500,000, the rate will be set using the more favorable “high band” limits. This charge will not change while the charge is applicable regardless of whether the Face Amount is increased or decreased. A Face Amount increase will result in a separate charge for the Policy Segment. If the Initial Face Amount was under $500,000 and the increase brings the current Face Amount to at least $500,000, the monthly charge for the Policy Segment will be set using the more favorable “high band limits.” The monthly charge for the Initial Face Amount is not affected by the increase. Similarly, if your Initial Face Amount is in excess of $500,000 and you later decrease it below $500,000, your monthly charge will not be increased.

At Policy issue, the charge will range from $0.05 to $0.825 per $1,000 of the Basic Sum Insured. Your Policy’s initial charge is set forth in your Policy. we will notify you of administrative charges resulting from increases in Face Amount.

Mortality and Expense Risk Charge

We deduct this charge based on the Policy Account Value in the variable investment options.

Through the tenth Policy Anniversary, we deduct a current monthly charge of 0.0416667% of the Policy Account Value in the variable investment options. This corresponds to an annual rate of 0.50%.

Starting in the eleventh Policy Year, we deduct a current monthly charge of 0.00833333% (0.10% on an annual basis) of the Policy Account Value in the variable investment options up to the Account Value Breakpoint and 0% above the Account Value Breakpoint.

After the 20th Policy Anniversary the current monthly charge is 0%.

The Account Value Breakpoint is equal to $100,000 less any Policy Account Value allocated to the fixed-rate option, but not less than zero.

The mortality and expense risk charge is guaranteed never to exceed the current annual charge stated above plus 0.25% of the Policy Account Value in the variable investment options.

Cost of Insurance Charge

This charge is based on our cost of insurance rates for insured people of the same age, sex, duration, Face Amount, and underwriting class. Any additional rating charges which are applied to the insured because he or she does not satisfy our insurance requirements for standard insurance are added to the cost of insurance charge. The maximum that we can charge for each $1,000 of Net Amount at Risk for the Initial Face Amount is set out in your Policy and is based on the 2001 Commissioners’ Standard Ordinary Mortality Tables published by the National Association of Insurance Commissioners. The cost of insurance rate generally increases as the insured gets older. Rates are currently lower for Policies with a Face Amount at least equal to $500,000. If the Policy is eligible for the lower rates, they will apply to the Initial Face

Mortality and

Expense Risk

Charge example

(Policy Year 12)

A Policyowner has $150,000 in the variable investment options and $75,000 in the fixed-rate option on a Monthly Processing Date in Policy Year 12. Only the $150,000 in the variable investment options is subject to the mortality and expense risk charge and of this amount, only the amount up to the Account Value Breakpoint is subject to the higher current rate of 0.00833333%. To determine the Account Value Breakpoint, subtract the amount in the fixed-rate option from $100,000.

[$100,000-$75,000 = $25,000].

Thus the Account Value Breakpoint is $25,000 and that is the amount subject to the higher current rate of 0.00833333%. The remaining amount in the variable investment options ($125,000) would currently be subject to 0%.

Cost of insurance

charge

This charge allows us to pay death benefits, especially in the early Policy Years when the

Policy Account Value is far below the death benefit we pay if the insured dies.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	31

Amount and all Policy Segments. Our current cost of insurance charge rates are lower than the guaranteed charges.

We calculate the cost of insurance charge by multiplying your Policy’s Net Amount at Risk each month by the current cost of insurance rate that applies to the insured, and dividing the result by $1,000. The Net Amount at Risk reflects the difference between the death benefit and the Policy Account Value. The Net Amount at Risk is affected by investment performance, payments of premiums, fees and charges under the Policy, death benefit option chosen, partial withdrawals, and changes in the Face Amount. Your Policy’s cost of insurance charge is calculated after the deduction of all other monthly Policy charges and monthly rider charges, with the exception of any Waiver of Monthly Deductions Rider attached to the Policy. A cost of insurance charge is determined separately for the Basic Sum Insured, Additional Sum Insured, and each Policy Segment.

After the first Policy Year, we may change the cost of insurance rates prospectively, at our discretion, up to the guaranteed rate listed in your Policy.

Charges for additional insurance benefits

If you acquire additional insurance benefits by buying one or more riders to the Policy, we will deduct rider costs. We generally deduct these from the Policy Account Value monthly.

OTHER CHARGES AND DEDUCTIONS

Interest on policy loans

If you have outstanding Policy Debt, we charge compound interest that accrues daily at an annual rate of 4%, payable in arrears until the later of the tenth Policy Anniversary or the insured’s Attained Age 60. At that time, the current annual rate falls to 3% for all existing and new Policy loans and is guaranteed not to exceed an annual rate of 3.5%. Interest is due on each Policy Anniversary. If you do not pay the interest on your loan when it is due, the amount will be capitalized and added to the Loan Account. See “Policy Loans.” The maximum amount of interest that can be capitalized is 100% of Net Cash Surrender Value.

Deductions from the Separate Account

We have the right to charge the Separate Account, the account through which we invest your premiums in the variable investment option, for any federal, state or local income taxes relating to the Separate Account. We also have the right to impose additional charges if there is a change in our tax status, if the income tax treatment of variable life insurance changes for insurance companies, or for any other tax-related charges associated with the Separate Account or the Policies. We don’t currently charge for taxes attributable to the Separate Account.

Deductions from mutual funds

Daily deductions are made from the assets of the mutual funds to cover advisory fees and other expenses. As a result, you pay these fees and expenses indirectly. These expenses, which vary from year to year, are summarized in the Charges and Deductions tables of this prospectus and described in more detail in each fund’s prospectus.

32	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

YOUR ALLOCATION OPTIONS

AS PART OF YOUR POLICY you are able to direct where a portion of your premiums and Policy Account Value are allocated. There are several variable investment options and a fixed-rate option.

THE VARIABLE INVESTMENT OPTIONS

The variable investment options give you the opportunity to invest a portion of your Net Premiums, indirectly, in a series of mutual funds offering variable rates of return. The value of your investments will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for the portion of your Policy that is held in the variable investment options.

The Separate Account

The Separate Account is the account through which we invest your Net Premiums in the variable investment options. We are the record owner of the assets in the Separate Account, and use them exclusively to support the variable life insurance policies issued through the Separate Account. The Separate Account consists of 43 investment divisions, each corresponding to a mutual fund or a series of a mutual fund in which the Separate Account invests. The Separate Account was established by GIAC’s Board of Directors on September 23, 1999 under the insurance law of the state of Delaware, and meets the definition of a separate account under the federal securities laws. Our Separate Account is registered with the SEC as a unit investment trust – a type of investment company under the Investment Company Act of 1940 (the 1940 Act). Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where it is authorized to do business.

Income, gains and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains or losses. Income, gains or losses credited to, or charged against, a variable investment option reflect that variable investment option’s investment performance and not the investment performance of our other assets. GIAC owns the assets held in the Separate Account. The assets equal to the reserves and other liabilities of the Separate Account are used only to support the variable life insurance policies issued through the Separate Account. Delaware insurance law provides that these assets may not be used to satisfy liabilities arising from any other business that GIAC may conduct. This means that the assets supporting policy values maintained in the variable investment options are not available to meet the claims of GIAC’s general creditors. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC’s direct contributions to the Account, accumulated charges for mortality and expense risks, or the investment results attributable to GIAC’s retained assets. Because such retained assets do not support policy values, GIAC may transfer them from the Separate Account to its general account. We are obligated to pay all amounts promised under the Policy.

YOUR ALLOCATION OPTIONS	PROSPECTUS	33

Each mutual fund is described briefly below. Complete information can be found in the accompanying fund prospectuses.

The Funds

Each of the funds corresponding to a variable investment option is either an open-end management company or a series of an open-end management company registered with the Securities and Exchange Commission. We buy and sell shares of the funds at their net asset value in response to your instructions and other policy-related transactions.

Currently, other investment products that we and other insurers offer are also able to invest in certain of the mutual funds through the Separate Account. While the Board of Directors of each fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts arising out of this arrangement, we may also take actions to protect the interests of our policyowners. See “Rights reserved by GIAC,” and the prospectuses for the individual mutual funds.

Investment Objectives and Policies of the Funds

Each fund has a different investment objective that it tries to achieve by following certain investment policies. These objectives affect the potential risks and returns for each fund, and there is no guarantee that a fund will be able to meet its investment objectives fully. Some funds have similar investment objectives and policies to other funds managed by the same adviser. The investment results of the funds, however, may be higher or lower than the adviser’s other funds. There is no assurance, and we make no representation, that the performance of any fund will be comparable to the performance results of any other fund.

The table below summarizes each fund’s investment objective, along with the typical investments that make up that fund.

There is no assurance that any of the funds will achieve its stated objective(s). For example, during extended periods of low interest rates, the yields of money market variable investment options may become extremely low and possibly negative. You can find more detailed information about the funds, including a description of risks and expenses, in the prospectuses for the funds that accompany this prospectus. You should read these prospectuses carefully, consider the investment objectives, risks, fees and charges, and keep them for future reference. The AIM, AllianceBernstein, Davis, Fidelity, Gabelli, Janus, MFS, and Value Line funds are not affiliated with GIAC.

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
RS Core Equity VIP Series	Seeks long-term growth of capital. Income is not a specific objective, although it is anticipated that long-term growth of capital will be accompanied by growth of income	U.S. common stocks	RS Investment Management Co. LLC (RS Investment Management) 388 Market Street San Francisco, CA 94111
RS S&P 500 Index VIP Series	Series Seeks to track the investment performance of the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500”)	Common stocks of companies in the S&P 500 Index, which emphasizes large U.S. Companies	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, NY 10004

34	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
RS Asset Allocation VIP Series	Series Long-term total investment return consistent with moderate investment risk	Primarily, U.S. common stocks and convertible securities, investment grade bonds and other debt obligations, and cash and money market instruments. The Series currently operates primarily as a “fund of funds” by investing in other series of RS Variable Products Trust. The Series also may invest in individual securities.	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, NY 10004
RS High Yield Bond Fund	Seeks current income; capital appreciation is a secondary objective	Primarily, securities, including high-yield corporate bonds, convertible bonds, and other debt securities, that are rated below investment grade by nationally recognized statistical ratings organizations at the time of purchase or, if unrated, have been determined by the subadviser of the Series to be of comparable quality.	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, NY 10004
RS Low Duration Bond VIP Series	Seeks a high level of current income consistent with preservation of capital	Investment grade securities, such as corporate bonds, mortgage-backed and asset-backed securities and obligations of the U.S. government and its agencies	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, NY 10004
RS Large Cap Value VIP Series	Seeks to maximize total return, consisting of capital appreciation and current income.	Primarily, equity securities of U.S. large-capitalization companies at the time of initial purchase	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 UBS Global Asset Management (Americas) Inc. (Sub-adviser) One North Wacker Drive Chicago, Illinois 60606
RS Partners VIP Series	Seeks long-term growth	Principally, equity securities of companies with market capitalizations up to $3 billion that the adviser believes to be undervalued	RS Investment Management 388 Market Street San Francisco, CA 94111
RS Investment Quality Bond VIP Series	Seeks to secure maximum current income without undue risk to principal; capital appreciation is a secondary objective	Primarily, investment grade securities, including corporate bonds, mortgage-backed and asset-backed securities, and obligations of the U.S. government and its agencies	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-Adviser) 7 Hanover Square New York, NY 10004
RS Technology VIP Series	Long-term capital appreciation	Equity securities of issuers in the information technology sector	RS Investment Management 388 Market Street San Francisco, CA 94111
RS Mid Cap Opportunities VIP Series	Long-term capital growth	Equity securities of mid-cap companies	RS Investment Management 388 Market Street San Francisco, CA 94111
RS Global Natural Resources VIP Series	Long-term capital appreciation	Equity securities of issuers in natural resources industries	RS Investment Management 388 Market Street San Francisco, CA 94111
RS Value VIP Series	Long-term capital appreciation	Equity securities that the adviser believes are undervalued	RS Investment Management 388 Market Street San Francisco, CA 94111
RS Equity Dividend VIP Series	Long-term capital appreciation	Diversified portfolio of dividend paying common stocks	RS Investment Management 388 Market Street San Francisco, CA 94111

YOUR ALLOCATION OPTIONS	PROSPECTUS	35

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
RS Money Market VIP Series	Seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity	Primarily U.S. dollar-denominated, high-quality, short-term instruments	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-Adviser) 7 Hanover Square New York, NY 10004
RS International Growth VIP Series	Seeks long-term capital appreciation. It is anticipated that long-term capital appreciation will be accompanied by dividend income.	Primarily long-term investments in businesses that the sub-sub-adviser believes are well-managed, quality businesses that enjoy sustainable competitive advantages in their marketplace

RS Investment Management (Adviser)

388 Market Street

San Francisco, CA 94111

Guardian Baillie Gifford Limited

(Sub-Adviser)

Baillie Gifford Overseas Limited

(Sub-sub-adviser)

Calton Square, 1 Greenside Row

Edinburgh, EH1 3AN, Scotland

RS Emerging Markets VIP Series	Series Seeks long-term capital appreciation. It is anticipated that long-term capital appreciation will be accompanied by dividend income.	Primarily long-term investments in businesses that the sub-sub-adviser believes are well-managed, quality businesses that enjoy sustainable competitive advantages in their marketplace

RS Investment Management (Adviser)

388 Market Street

San Francisco, CA 94111

Guardian Baillie Gifford Limited

(Sub-Adviser)

Baillie Gifford Overseas Limited

(Sub-sub-adviser)

Calton Square, 1 Greenside Row

Edinburgh, EH1 3AN, Scotland

RS Small Cap Core Equity VIP Series	Seeks long-term capital appreciation	Principally equity securities of small-capitalization companies at the time of initial purchase	RS Investment Management 388 Market Street San Francisco, CA 94111
Gabelli Capital Asset Fund	Growth of capital; current income is a secondary objective	U.S. common stock, preferred stock and securities that may be converted at a later time into common stock. Up to 25% of the Fund’s assets may be invested in securities of foreign issuers	Gabelli Funds, LLC (Gabelli) One Corporate Center Rye, New York 10580-1422
AIM V.I. Capital Appreciation Fund (Series 1)	Growth of capital	Common stocks	A I M Advisors, Inc. (AIM) 11 Greenway Plaza, Suite 100 Houston, Texas 77046-1173
AIM V.I. Utilities Fund (Series I)	Capital growth and current income	Equity securities and equity-related instruments of companies engaged in the utilities-related industries
AIM V.I. Core Equity Fund (Series 1)	Growth of capital	Equity securities including convertible securities of established companies
AllianceBernstein Growth & income Portfolio (Class B)	Long-term growth of capital	Dividend paying common stocks of good quality	AllianceBernstein LP (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
AllianceBernstein Large Cap Growth Portfolio (Class B)	Long-term growth of capital	Equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth
AllianceBernstein Global Technology Portfolio (Class B)	Long-term growth of capital	Securities of companies that use technology extensively in the development of new or improved products or processes
AllianceBernstein Value Portfolio (Class B)	Long-term growth of capital	Diversified portfolio of equity securities

36	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
Davis Financial Portfolio	Long-term growth of capital	Common stocks of financial companies	Davis Selected Advisers, LP (Davis) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706
Davis Real Estate Portfolio	Total return through a combination of growth and income	Securities issued by companies that are “principally engaged” in real estate
Davis Value Portfolio	Long-term growth of capital	U.S. common stocks of companies with at least $10 billion market capitalization
Fidelity VIP Contrafund® Portfolio (Service Class 2)	Long-term capital appreciation	U.S. and foreign common stocks of companies believed to be undervalued	Fidelity Management & Research Company (Fidelity) 82 Devonshire Street Boston, MA 02109
Fidelity VIP Equity-Income Portfolio (Service Class 2)	Reasonable income; also considers potential for capital appreciation	Income-producing equity securities
Fidelity VIP Growth Opportunities Portfolio (Service Class 2)	Capital growth	U.S. and foreign common stocks
Fidelity VIP Mid Cap Portfolio (Service Class 2)	Long-term growth of capital	Common stocks with medium market capitalization, both U.S. and foreign
Janus Aspen Forty Portfolio (Institutional Shares)	Long-term growth of capital	Pursues its objective by investing primarily in a core group of 20 to 40 common stocks selected for their growth potential. The portfolio may invest in companies of any size, from larger well-established companies to small emerging growth companies. Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.	Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4928
Janus Aspen Large Cap Growth Portfolio (Institutional Shares)	Long term growth of capital in a manner consistent with preservation of capital	Invests, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in common stocks of large-sized companies (those whose market capitalization falls within the range of companies in the Russell 1000® Index, at the time of purchase.). Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	Long-term growth of capital	Invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies (those whose market capitalization falls within the range of companies in the 12 month average of the capitalization range of the Russell Midcap Growth Index, at the time of purchase.) Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.

YOUR ALLOCATION OPTIONS	PROSPECTUS	37

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	Long term growth of capital in a manner consistent with preservation of capital

Invests primarily in common stocks

of companies of any size located throughout the world. Normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.

Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4928
MFS Emerging Growth Series (Initial Class)	Capital appreciation	Common stocks and related securities, such as preferred stock, convertible securities, and depositary receipts for those securities of emerging growth companies of any size	MFS Investment Management (MFS) 500 Boylston Street Boston, MA 02116
MFS Investors Trust Series (Initial Class)	Capital appreciation	Common stocks and related securities, such as preferred stock, convertible securities, and depositary receipts issued by U.S. and foreign companies
MFS New Discovery Series (Initial Class)	Capital appreciation

Equity securities of companies that

offer superior prospects for

growth, both U.S. and foreign

MFS Research Series (Initial Class) Capital appreciation Equity securities of companies both

U.S. and foreign believed to possess favorable prospects for long-term growth

MFS Total Return Series (Initial Class)		Total return Broad list of securities, including a combination of equity and fixed income, both U.S. and foreign
Value Line Centurion Fund	Long-term growth of capital	U.S. common stocks with selections based on the Value Line Timeliness™ Ranking System	Value Line, Inc. (Value Line) 220 East 42nd Street New York, NY 10017
Value Line Strategic Asset Management Trust	High total investment return consistent with reasonable risk	U.S. common stocks with selections based on the Value Line Timeliness™ Ranking System, bonds and money market instruments

Some of these Funds may not be available in your state.

Relationship with the underlying mutual funds. The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares. GIAC, on behalf of the Separate Account, will aggregate the policyowner purchases, redemptions, and transfer requests and submit a net or aggregated purchase/redemption request to each underlying mutual fund daily. Because the Separate Account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions that it would normally incur if it sold its shares directly to the public. GIAC incurs these expenses instead. We also incur the distribution costs of selling the Policies, which benefit the underlying mutual funds by providing policyowners with variable investment options that correspond to the underlying mutual funds.

Payments we receive. Some investment advisers (or their affiliates) may pay GIAC or GIS compensation for providing these administrative and distribution or other services with respect to the funds and their availability through the Policy.

38	PROSPECTUS	YOUR ALLOCATION OPTIONS

Currently, the advisers who compensate us for these services include RS Investment Management, MFS, AIM, Fidelity, Davis, Gabelli, AllianceBernstein, Janus, and Value Line. The amount of compensation currently ranges from .15% to .25% of the assets of the fund attributable to the Policies issued by GIAC. GIAC or GIS may also receive 12b-1 fees from a fund. Currently, GIAC or GIS receives 12b-1 fees ranging from .08% to .40% of the assets of the fund attributable to the Policies issued by GIAC from funds sponsored by RS Investment Management, Fidelity, Value Line, and AllianceBernstein.

These payments may be derived, in whole or in part, from the advisory fees, 12b-1 fees, or pursuant to administrative service plans adopted by the underlying mutual funds, all of which fees may be deducted from fund assets. Policyowners, through their indirect investment in the funds, bear these costs. The amount of these payments may be substantial. We may use these payments for any corporate purpose, including payment of expenses that we and/or our affiliates incur in promoting, marketing, and administering the policies, and, in our role as an intermediary, the funds. We may profit from these payments.

We may also benefit, indirectly, from assets invested in the RS Variable Products Trust because our affiliates receive compensation from the underlying mutual funds for investment advisory services. Thus, our affiliates receive more revenue with respect to these underlying mutual funds than unaffiliated underlying mutual funds.

We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the Policies (apart from fees and expenses imposed by the underlying mutual funds). Without these payments, we would have imposed higher charges under the Policy.

Fund selection process. The underlying funds offered through this product were selected by GIAC based on various factors, including but not limited to asset class coverage, the strength of the advisor’s or sub-advisor’s reputation and tenure, brand recognition, investment performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the fund or its advisor or other service providers provide any revenue to us and the amount of any such revenue (discussed above). In addition, we may include certain funds, such as the RS Variable Products Trust funds, because they are managed or advised by one of our affiliates. We may also consider whether and to what extent the fund’s advisor or an affiliate distribute or provide marketing support for the policies.

You are responsible for choosing your investment options, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We encourage you to thoroughly investigate all of the information regarding the funds that is available to you, including the fund’s prospectus, statement of additional information, and annual and semi-annual shareholder reports. Other sources such as the fund’s website or newspapers and financial and

YOUR ALLOCATION OPTIONS	PROSPECTUS	39

Fixed-rate option

Assets in the fixed-rate option earn a set rate of interest and are backed by GIAC’s general account.

other magazines may provide more current information, including information about any regulator actions or investigations relating to the funds. After you select investment options for your initial premium payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the value of your policy resulting from the investment performance of the funds you have chosen. We do not recommend or endorse any particular fund, and we do not provide investment advice.

There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees. You should consider all of the fees and charges of the Policy in relation to its features and benefits when making your decision to invest. Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

THE FIXED-RATE OPTION

Assets in the fixed-rate option earn a set rate of interest. You may allocate some or all of your Net Premiums to the fixed-rate option, and may transfer some or all of your Policy Account Value into the fixed-rate option. There are restrictions on making transfers out of the fixed-rate option. See “Transfers from the Fixed-Rate Option.” Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.

We have not registered the fixed-rate option or our general account as investment companies, and interests in the fixed-rate option are not registered under the Securities Act of 1933. The SEC staff does not review the prospectus disclosure about the fixed-rate option or the general account, but the information we present may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of information appearing in a prospectus.

40	PROSPECTUS	YOUR ALLOCATION OPTIONS

SPECIAL FEATURES OF YOUR POLICY

Amounts in the fixed-rate option

The total amount that you have invested in the fixed-rate option consists of:

•	the portion of your Net Premiums and any loan repayments that you have allocated to this option, plus

•	any amounts that you have transferred to this option from the variable investment options, plus

•	the interest paid on your Policy Account Value in this option, minus

•	any deductions, withdrawals, loans, or transfers from the fixed-rate option, including applicable charges.

Interest on amounts in the fixed-rate option accrues daily on the total that you have invested in the fixed-rate option, including interest you have earned in previous years. The minimum annual interest rate for the fixed-rate option is 3%. Interest rates may be changed at any time in our discretion and the new rate will apply to all Policy Account Value in or allocated to the fixed-rate option from the date it is declared until the date the rate is changed again. We are not obliged to pay more than 3% in interest, although we may choose to do so.

POLICY LOANS

While the insured is alive, you may borrow all or a portion of the loan value of your Policy by assigning your Policy to us as collateral for your loan. The maximum amount you may borrow, your Policy’s loan value, is calculated as follows:

•	98% of the Cash Surrender Value of your Policy on the Business Day we receive your signed written request in Good Order.

•	minus any outstanding Policy Debt on that Business Day

•	minus any interest due at the next Policy Anniversary on any existing Policy Debt

•	minus any interest that will be due at the next Policy Anniversary on the amount to be borrowed

•	minus the amount of the most recent Monthly Deduction multiplied by the number of Monthly Processing Dates between the current Business Day and the next Policy Anniversary.

The minimum amount you may borrow is $500, or your Policy’s loan value, if less. We will normally pay loan proceeds to you within seven days of receiving your request (see “Policy Proceeds” for exceptions to this general rule).

When taking out a Policy loan, you should consider:

•

amounts transferred out of the variable and fixed-rate options and into our Loan Account are no longer affected by the investment experience, positive or negative, or interest crediting, of those allocation options

Policy loans

While the insured is alive, you may borrow all or a portion of the loan value of your Policy by assigning your Policy to us as collateral for your loan.

SPECIAL FEATURES	PROSPECTUS	41

Interest on

policy loans

We charge interest at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th Policy Anniversary or the insured’s Attained Age 60. After this point the current annual rate falls to 3% for all existing and new Policy loans and is guaranteed not to exceed 3.5% annually.

•	as a result, taking a Policy loan will have a permanent effect on your Policy Account Value, even after the loan is repaid in full

•	the amount of your Policy that is available for withdrawal or surrender, and your Policy’s death benefit proceeds, will also be reduced dollar-for-dollar by the amount of any Policy Debt

•	There may be tax consequences associated with taking a Policy loan. See “Tax Considerations” for a discussion of modified endowment contracts and the effects on Policy loans.

When you request a loan, we will first transfer the amount requested from the Policy Account Value in the variable investment options that you specify in your request to the Loan Account. If the amount of the loan requested exceeds the Policy Account Value in all variable investment options, we will transfer the excess from your Policy Account Value in the fixed-rate option into the Loan Account. If you fail to specify the variable investment options from which to deduct your loan, we will process the loan request proportionately in relation to the amounts you have in each variable investment option. We will not process any request for a loan that exceeds the amount available. Amounts in the Loan Account will earn interest at a minimum annual rate of 3% accrued daily. The tax consequences of a Policy loan are uncertain if the difference between the interest rate we charge on the loan and the interest rate we credit on the loan is very small or non-existent. See “Treatment of Policy Proceeds.”

Interest on your policy loan

We charge compound interest that accrues daily at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th anniversary of your Policy or the insured’s Attained Age 60. At this time the current annual rate falls to 3% for all existing and new Policy loans. The interest rate charged after the later of the 10th Policy Anniversary or the insured’s Attained Age 60, is guaranteed not to exceed 3.5%. Interest accrues daily and is due on each Policy Anniversary.

If you do not pay the interest on your loan when it is due we will add the amount of interest due to the Policy Debt. We will then attempt to pay the interest due by transferring an amount equal to the difference between the Policy Debt and the Loan Account from the values associated with your Policy to the Loan Account so that the Loan Account equals the Policy Debt. We do this by first using any interest that has accrued on amounts in the Loan Account. If this is not sufficient to cover the unpaid loan interest, we will transfer to the Loan Account from the variable investment options and the fixed-rate option proportionately, in relation to the amounts you have in these options the amount necessary to increase the Loan Account to equal the Policy Debt. If this is still not enough to cover the full amount of loan interest due, we will transfer to the Loan Account the amount that is available and require you to make a loan repayment to cover the difference within 61 days. If you do not make the required payment, the Policy will lapse. We will notify you at least 30 days before the Policy lapses and advise you of this situation. If the Policy is within the No Lapse

42	PROSPECTUS	SPECIAL FEATURES

Guarantee Period, or you have a Guaranteed Coverage Rider, and you satisfy the conditions, a loan repayment will not be required and your Policy will not lapse. In this situation, however, the loan interest that was not covered by the transfer will continue to be part of the Policy Debt. If the insured dies before the 61 day period ends, we will pay the beneficiary the death benefit proceeds, minus the amount of the required payment. There may be adverse tax consequences if your Policy lapses and you have outstanding Policy Debt.

Repaying your policy loan

You may repay all or part of any outstanding Policy Debt at any time while the insured is alive and the Policy is in force.

If the insured has died and the death benefit proceeds have not been paid, either in cash or under a payment option, you have 60 days after his or her death to repay any Policy Debt. If you do, we will then increase the amount payable to the beneficiary by the amount of your repayment.

Except for required loan repayments (see “Interest on Your Policy Loan”), loan repayments are generally applied first to pay loan interest accrued but not yet capitalized, then to reduce outstanding loan principal in the following manner:

Where (a) is the amount of the loan repayment and (b) is the amount of loan interest that has accrued but not yet been capitalized:

If (a) is greater than or equal to (b), we will reduce the interest that has accrued but not yet been capitalized and interest credited to the Loan Amount since the previous Policy Anniversary to Zero. The amount by which the loan repayment exceeds the amount of loan interest that has accrued but not yet been capitalized will be used to reduce the Loan Amount. We do this by transferring an amount equal to the excess out of the Loan Account and into the allocation options provided with your loan repayment.

If (a) is less than (b), we reduce both the interest credited to the Loan Amount since the previous Policy Anniversary and the difference between the interest credited to the Loan Amount and the loan interest that has accrued but not yet been capitalized, by the ratio of (a) divided by (b). The amount by which the interest credited to the Loan Amount is reduced is transferred from the Loan Account.

Any amounts transferred from the Loan Account to reduce the Loan Amount or to reduce interest credited to the Loan Amount are allocated according to your instructions. If you do not provide allocation instructions with your loan repayment, we will use your most current allocation instructions for premium payments. Transfers under your Policy that are made in connection with Policy loans are not subject to transfer charges. Also, loan repayments are not subject to premium charges, so it may be to your advantage, if you have outstanding loans or interest, to make loan repayments rather than premium payments.

SPECIAL FEATURES	PROSPECTUS	43

Decreasing the

Face Amount

You may request a reduction in your Policy’s Face Amount at any time.

Increasing the

Face Amount

You may request an increase in your Policy’s Face Amount on and after the first Policy Anniversary up to and including the insured’s Attained Age 70.

DECREASING THE FACE AMOUNT

You may request a reduction in the Policy’s Face Amount at any time. To do this we require that:

•	we receive your signed written request in Good Order at our Customer Service Office

•	the insured is alive on the date the decrease will take effect

•	the reduction is at least $5,000 unless it is caused by a partial withdrawal, in which case the $5,000 minimum does not apply

•	the new Face Amount is not lower than our current minimum Face Amount of $100,000 ($250,000 for the preferred plus NT risk class), and

•	the Monthly Deductions are not currently being waived under a Waiver of Monthly Deductions rider.

We will reduce your Face Amount on the Monthly Processing Date coinciding with or next following the date we approve your request. We’ll send you revised Policy pages reflecting the changes to your Policy.

If you have increased your Policy’s Face Amount by adding Policy Segments, we will reduce the Face Amount starting with the most recent Policy Segment. Finally, we will reduce the Additional Sum Insured and the Basic Sum Insured, in that order, of the Initial Face Amount.

Reducing the Face Amount of your Policy may have tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Face Amount also may reduce the federal tax law limits on what you can put into the Policy. In these cases, you may need to have a portion of the Policy’s cash value paid to you to comply with federal tax law.

INCREASING THE FACE AMOUNT

On and after the first Policy Anniversary up to and including the insured’s Attained Age 70, you may ask us to increase your Policy’s Face Amount. To do this we require that:

•	we receive your signed written request in Good Order at our Customer Service Office

•	you prove that the insured meets our insurance requirements

•	the insured is alive on the date the increase will take effect

•	the increase be for at least $25,000, and

•	Monthly Deductions are not currently being waived under a Waiver of Monthly Deductions rider.

We will increase your Face Amount on the Monthly Processing Date coinciding with or next following the date we approve your request. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase. We’ll send you revised Policy pages reflecting the changes to your Policy.

44	PROSPECTUS	SPECIAL FEATURES

The new Policy Segment resulting from a Face Amount increase will be part of the Basic Sum Insured.

An increase in Face Amount will be accompanied by its own underwriting class, cost of insurance charges for the increase, new Target Premiums, Minimum Monthly Premiums (if the No Lapse Guarantee is in effect), and Guaranteed Coverage Rider Minimum Monthly Premiums (if the Guaranteed Coverage Rider is in effect). In addition, the new Policy Segment will have new surrender and administrative charges. Increasing the Face Amount also may have tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code.

PARTIAL WITHDRAWALS

At any time while the insured is living you may withdraw part of your Policy’s Net Cash Surrender Value. Your signed written request for withdrawal must be received in Good Order by our Customer Service Office. The minimum partial withdrawal is $500. We have the right to limit the number of partial withdrawals you make in a Policy Year to 12.

If we approve your request, it will be effective as of the Business Day we receive it at our Customer Service Office. The proceeds will normally be paid within seven days of the time we receive your request. For exceptions to this general rule see “Policy Proceeds” and “Certain Restrictions on Payments under the Policy.” We will not approve or process a partial withdrawal if:

•	your remaining Net Cash Surrender Value would be insufficient to cover three times the most recent Monthly Deduction, or

•	you have chosen death benefit Option 1 or Option 3 and the partial withdrawal would cause your Policy’s Face Amount to fall below our minimum Face Amount, or

•	the amount of the partial withdrawal request exceeds the amount available for withdrawal.

We will tell you if these conditions apply.

A partial withdrawal will reduce your Policy Account Value by the amount of the partial withdrawal. In addition the Face Amount will be reduced by the amount of any partial withdrawal that exceeds the reduction-free partial withdrawal amount. The reduction-free partial withdrawal amount is the maximum withdrawal that you can take without triggering a reduction in your Face Amount. So if you wish to make a partial withdrawal that does not reduce your Face Amount, you should make a reduction-free partial withdrawal. The amount of your reduction-free partial withdrawal depends on the death benefit option in effect. If you have increased your Policy’s Face Amount by adding Policy Segments, we will reduce the Face Amount starting with the most recent Policy Segment and ending with the Additional Sum Insured and the Basic Sum Insured, in that order. See “Decreasing the Face Amount.”

Partial

withdrawals

At any time while the insured is living, you may withdraw part of your Policy’s Net Cash Surrender Value. The minimum partial withdrawal is $500.

SPECIAL FEATURES	PROSPECTUS	45

Surrendering your

policy

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the date we receive your request in Good Order.

We deduct the amount of your withdrawal from the Policy Account Value attributable to the variable investment options that you specified in your request. If the partial withdrawal request exceeds the Policy Account Value attributable to all variable investment options, we will deduct the excess amount from the Policy Account Value attributable to the fixed-rate option. If you fail to specify the variable investment options from which to deduct your partial withdrawal, we will deduct the partial withdrawal proportionately in relation to the amounts you have in each variable investment options. The tax consequences of making partial withdrawals are discussed under “Federal Tax Considerations.”

SURRENDERING YOUR POLICY

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. We will calculate your Policy’s Net Cash Surrender Value as of the close of the Business Day we receive your signed written request in Good Order, which must include your Policy at our Customer Service Office. If your Policy is lost we may require an acceptable affidavit confirming this fact. Upon surrender, the Policy will terminate and all insurance under the Policy will end. Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the date we receive your request in Good Order. For exceptions to this general rule, see “Policy Proceeds” and “Certain Restrictions on Payments under the Policy.” Your Policy’s Net Cash Surrender Value will be calculated as follows:

•	your Policy Account Value, including any amount held in the Loan Account, minus

•	any surrender charges, minus

•	any outstanding Policy Debt.

If the surrender request is processed on a Monthly Processing Date, we will not deduct the Monthly Deduction due on that date from the Policy Account Value in determining the Net Cash Surrender Value. Your total surrender charges will be the total of the surrender charges for the Initial Face Amount and for any Policy Segments. See “Deductions and Charges.”

46	PROSPECTUS	SPECIAL FEATURES

EXAMPLE

Surrender in policy year 5

Insured: Male, Age 35

Underwriting Class: Preferred NT

Face Amount: $400,000

Annual Policy Premium: $

Assuming 6% hypothetical gross return: ( % net return) (See “Appendix C”)

Policy Account Value:

Surrender Charge:

Policy Debt:

Net Cash Surrender Value:	$

For a discussion of the tax consequences of surrendering your Policy, see “Federal Tax Considerations.”

TRANSFERS BETWEEN THE INVESTMENT OPTIONS

You may ask us to transfer your Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. We will make transfers based on the unit values at the end of the Business Day on which we receive your instructions in Good Order, either in writing or by telephone. You can request a transfer by writing to our Customer Service Office or by calling 1-800-441-6455. Before you can request transfers over the telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 1-800-441-6455.

If we receive your written or telephonic transfer request on a Business Day before the close of business, you will receive that day’s unit values. Telephone transfer requests will be considered received before the close of business if the telephone call is completed not later than the close of business. We will ask callers to provide identification and a personal security code for the Policy, and will accept the instructions of anyone who can provide this information. We may also record telephone transfer requests without notifying the caller. If we reasonably believe that telephone instructions are genuine, we are not liable for any losses, damages or costs resulting from a transaction. As a result, by establishing a PIN you bear the risk of, and agree to indemnify us and hold us harmless against, any liability from acts or omissions, including any loss, expense, mistake, misinstruction, mistransmission or cost, arising out of any unauthorized or fraudulent telephone transactions.

The rules for telephone transfers are subject to change, and we reserve the right to suspend or withdraw this service without notice. During periods of financial market or economic volatility, it may be difficult to

Transfers

You may ask us to transfer your Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower.

SPECIAL FEATURES	PROSPECTUS	47

Information

Sharing

You should be aware that, upon request by a fund or its agent, we are required to provide them with information about you and your trading activities in and out of the fund(s). In addition, a fund may require us to restrict or prohibit your purchases and exchanges of fund shares if the fund identifies you as having violated the frequent trading policies applicable to that fund.

contact us in order to make a transfer by telephone. If this happens, you should send your request to us in writing.

There is currently no limit on the number of investment options in which you may be invested at any one time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower. If you make more than twelve transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that year. We do not currently charge for additional transfers. We also reserve the right to limit you to one transfer every 30 days. There are also restrictions on making transfers out of the fixed-rate option, which are outlined below.

FREQUENT TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

Frequent or unusually large transfers may dilute the value of the underlying fund shares if the trading takes advantage of any lag between a change in the value of an underlying fund’s portfolio securities and the reflection of that change in the underlying fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of an underlying fund at a price that does not reflect the current market value of the portfolio securities of the underlying fund, and then to realize a profit when the shares are sold the next Business Day or thereafter. In addition, frequent transfers may increase brokerage and administrative costs of the underlying funds, and may disrupt an underlying fund’s portfolio management strategy, requiring it to maintain a relatively higher cash position and possibly resulting in lost opportunity costs and forced liquidations of securities held by the fund. GIAC endeavors to protect long-term policyowners by maintaining policies and procedures to discourage frequent transfers among investment options under the policies, and has no arrangements in place to permit any policyowner to engage in frequent transfer activity. If you wish to engage in such strategies, do not purchase this Policy.

If we determine that you are engaging in frequent transfer activity among investment options, we may, without prior notice, limit your right to make transfers or allocation changes. We monitor for frequent transfer activity among the variable investment options based upon established parameters that are applied consistently to all policyowners. Such parameters may include, without limitation, the length of the holding period between transfers, the number of transfers in a specified period, the dollar amount of transfers, and/or any combination of the foregoing. We do not apply our policies and procedures to discourage frequent transfers to dollar cost averaging programs or any asset rebalancing programs.

If transfer activity violates our established parameters, we will apply restrictions that we reasonably believe will prevent any harm to other policyowners and persons with material rights under a policy. This may include applying the restrictions to any policies that we believe are related (e.g., two policies with the same owner or owned by spouses or

48	PROSPECTUS	SPECIAL FEATURES

by different partnerships or corporations that are under common control). The restriction that we currently apply is to limit the number of transfers to not more than once every 30 days. We may change this restriction at any time and without prior notice. We will not grant waivers or make exceptions to, or enter into special arrangements with, any policyowners who violate these parameters. If we impose any restrictions on your transfer activity, we will notify you in writing. Restrictions that we may impose, subject to certain policy provisions that are required and approved by state insurance departments, include, without limitation:

•	limiting the frequency of transfers to not more than once every 30 days;

•	imposing a fee of $25 per transfer, if you make more than twelve transfers within a policy year;

•	requiring you to make your transfer requests in writing through the

U.S. Postal Service, or otherwise restricting electronic or telephone transaction privileges;

•	refusing to act on instructions of an agent acting under a power of attorney on your behalf;

•	refusing or otherwise restricting any transaction request that we believe alone, or with a group of transaction requests, may have a harmful effect;

•	imposing a holding period between transfers; or

•	implementing and imposing on you any redemption fee imposed by an underlying fund.

We currently do not impose redemption fees on transfers or expressly limit the number or frequency of transfers. Redemption fees, transfer limits, and other procedures may be more or less successful than ours in deterring or preventing harmful transfer activity.

Please note that the limits and restrictions described here are subject to GIAC’s ability to monitor transfer activity. Our ability to detect harmful transfer activity may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent frequent transfers, there is no assurance that we will be able to detect and/or to deter frequent transfers.

We may revise our policies and procedures in our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter harmful trading activity, or to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on policyowners engaging in frequent transfers. In addition, our orders to purchase shares of the funds are generally subject to acceptance by the fund, and in some cases a fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any

SPECIAL FEATURES	PROSPECTUS	49

policyowner’s transfer request if our order to purchase shares of the fund is not accepted by, or is reversed by, an applicable fund.

The underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying funds should describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying funds and the policies and procedures we have adopted to discourage frequent transfers. For instance, an underlying fund may impose a redemption fee. Policyowners should be aware that we may not have the contractual obligation or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. For example, underlying funds may implement policies and procedures for monitoring frequent trading activity that are unique to a particular fund. Because of the number of underlying funds that we offer under our variable insurance policies, it may not be possible for us to implement these disparate policies and procedures. Accordingly, you should assume that the sole protection you may have against potential harm from frequent transfers is the protection, if any, provided by the policies and procedures we have adopted at the policy level to discourage frequent transfers.

You should note that other insurance companies and retirement plans also invest in the underlying funds and that those companies or plans may or may not have their own policies and procedures on frequent transfers. You should also know that the purchase and redemption orders received by the underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying funds will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the underlying funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investment in the fund. In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policyowners engaged in frequent transfer activity, the underlying fund may reject the entire omnibus order and thereby interfere with GIAC’s ability to satisfy your request even if you have not made frequent transfers. For transfers into more than one investment option, we may reject or reverse the entire transfer request if any part of it is not accepted by or is reversed by an underlying fund. In the future, some funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of Business Days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds.

50	PROSPECTUS	SPECIAL FEATURES

TRANSFERS FROM THE FIXED-RATE OPTION

You may only transfer your Policy Account Value out of the fixed-rate option once each Policy Year. We must receive your request within 30 days of your Policy Anniversary. If we receive your request in Good Order on or within 30 days before your Policy Anniversary, we will make the transfer on your Policy Anniversary. If we receive your request in the 30 day period after your Policy Anniversary, we will make the transfer on the Business Day we receive your request in Good Order. We will not honor requests to transfer investments out of the fixed-rate option that we receive at any other time of the year.

The maximum that you may transfer out of the fixed-rate option each Policy Year is either 33 1/3% of your Policy Account Value allocated to the fixed-rate option on the Policy Anniversary on or immediately preceding the date of transfer, or $2,500, whichever is higher. If you have less than $2,500 in the fixed-rate option, you may transfer the entire amount.

DOLLAR COST AVERAGING TRANSFER OPTION

Under this option, you transfer the same dollar amount from RS Money Market VIP Series to a particular variable investment option or options each month, over a period of time. Using dollar cost averaging, may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made. However, this strategy cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

More detailed information concerning our dollar-cost averaging program is available in the Statement of Additional Information and upon request from our Customer Service Office.

We do not currently charge for this feature. We reserve the right to modify, suspend or discontinue the dollar cost averaging program.

AUTOMATIC REBALANCING TRANSFER OPTION

Automatic rebalancing is a tool to help ensure that your assets are properly allocated according to your chosen investment strategy and risk tolerance as market conditions change over time. It may also help you earn more attractive long-term returns by shifting money from an asset class that has performed well to one that has lagged, providing relatively low prices in the underperforming asset class. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses.

If you choose automatic rebalancing, your Policy Account Value will be automatically rebalanced to maintain a selected proportion of your Policy Account Value in each of the variable investment options. Generally, this selected proportion will correspond to your then current premium allocation designation.

Please note that automatic rebalancing is not a market timing strategy in which you are trying to outguess the financial markets, but rather a systematic approach for maintaining a consistent risk profile over the long-term.

Dollar Cost

Averaging and

Automatic

Rebalancing

Dollar cost averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made. Automatic rebalancing is a systematic approach for maintaining a consistent risk profile over the long-term.

Neither dollar cost averaging nor automatic rebalancing guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

SPECIAL FEATURES	PROSPECTUS	51

More detailed information on our Automatic Rebalancing Transfer Option is available in the Statement of Additional Information and upon request from our Customer Service Office.

We do not currently charge for this feature. We reserve the right to modify, suspend, or discontinue the automatic rebalancing transfer option.

POLICY PROCEEDS

The amount that your beneficiaries will receive upon the death of the insured is determined as explained under Death benefit options, and is payable when we receive proof that the insured has died while the Policy was in effect. It is calculated by deducting the sum of (b) from the sum of (a) where:

(a) is:

•	the death proceeds based on the death benefit option in effect as of the date of the insured’s death, plus

•	the proceeds of any coverage you have added to your Policy through additional benefit riders, if applicable,

and (b) is:

•	as of the date of the insured’s death, any outstanding Policy Debt, plus

•	as of the date of the insured’s death, the least of:

•	any outstanding Monthly Deductions; or

•	the amount of any payment due under the No Lapse Guarantee, if applicable; or

•	any deficiency in the Guaranteed Coverage Rider requirement, if applicable.

We may adjust the death proceeds paid to the beneficiaries if:

•	the age or sex listed on the Policy application is incorrect

•	the insured commits suicide within two years of the Policy Issue Date or date of a change in the Face Amount

•	there are limits imposed by riders to the Policy.

The amount of all other transactions will be calculated as of the end of the Business Day on which we receive the necessary instructions, information or documentation in Good Order at our Customer Service Office. If the proceeds are being taken from your Policy Account Value in the variable investment options, we will normally pay proceeds within seven days of receiving the necessary information. If the proceeds are being taken from your Policy Account Value in the fixed-rate option, we will normally pay proceeds promptly once we have received the necessary information in Good Order at our Customer Service Office. However, in certain circumstances, we may delay payment. See “Deferral of Payments” below.

52	PROSPECTUS	SPECIAL FEATURES

Deferral of Payment of Policy Proceeds and Other Transactions

Delay of Separate Account Payments and Transactions. If proceeds or transactions affect your Policy Account Value in the variable investment options, (such as allocation of Net Premiums, transfers, loans, death benefits, withdrawals, or other payments) we may delay them when:

•	the New York Stock Exchange is closed, except for weekends or holidays, or when trading has been restricted

•	the Securities and Exchange Commission determines that a state of emergency exists, making policy transactions impracticable,

•

one or more of the mutual funds corresponding to the variable investment options legally suspends payment or redemption of their shares, or the Securities and Exchange Commission by order permits postponement of payment to protect policyowners, or

•	GIAC is required to delay payments because of federal laws designed to counter terrorism and prevent money laundering (see “Certain Restrictions on Payments under the Policy”).

We may defer payment of death proceeds for up to 2 months only, unless otherwise permitted by state law.

Delay of General Account Proceeds and Other Transactions. If the proceeds or transactions affect your Policy Account Value in the fixed-rate option, state law may permit us to delay allocations of Net Premiums, transfers, loans, death benefits, withdrawals or other payments for up to six months from the date of your request. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis. Please note that requests for transfers from the fixed-rate option may only be made during certain periods. See “Transfers from the Fixed-Rate Option.”

If we delay payment of proceeds as set forth above, we will pay interest as required by state law.

Delay of Proceeds for Check Clearance. We reserve the right to defer payment of that portion of your Policy Account Value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of Proceeds to Challenge Coverage. We may challenge the validity of your Policy based on any material misstatements made to us in the application for the Policy. See “Limits to GIAC’s Right to Challenge a Policy.”

SPECIAL FEATURES	PROSPECTUS	53

Exchanging a

policy

You may exchange your             VUL policy for a level premium fixed-benefit whole life policy issued by us or one of our affiliates, without having to prove that the insured meets our insurance requirements.

Payment options

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum, or under one or more available payment options.

EXCHANGING A POLICY

Exchange for Fixed-Benefit Whole Life Insurance Option

At any time prior to the insured’s Attained Age 90, you have the right to exchange your             VUL policy for a level premium fixed-benefit whole life policy then being issued by us or our affiliate, Guardian Life, without having to prove that the insured meets our insurance requirements. Once exercised, this right terminates. If your Policy has lapsed and been subsequently reinstated, this benefit can only be exercised after a minimum of one year has elapsed since the effective date of the reinstatement.

Under the new policy, your policy value will be held in the issuer’s general account. The face amount of the new policy will be equal to the Face Amount of this Policy on the date you make the exchange. No partial exchanges are permitted. The insured’s age when the             VUL Policy took effect will be carried over to the new policy.

Before you can make any exchange, you must repay any outstanding Policy Debt on your             VUL policy, and all due Monthly Deductions must be paid. See your Policy for details.

The exchange may result in a cost or credit to you. For information on how this cost or credit is calculated, see the Statement of Additional Information or contact our Customer Service Office.

The new policy will have the same Policy Date as this Policy. It will be issued and effective the later of the Business Day that we receive your written exchange request in Good Order at our Customer Service Office along with your Policy, or on the date that any exchange cost is received by the issuer of your new policy.

The new policy’s underwriting class will be based on the underwriting classes made available by the issuing company and will be comparable to the underwriting class of the most recent Policy Segment of this Policy. However, it will be subject to any Face Amount limitations then in effect. Premiums for the new policy will be based on the published rates of the issuing company on the exchange date. The premiums will depend on the new policy’s plan, face amount and underwriting class, and the insured’s age and sex. The contestable and suicide periods for the new policy will be measured from the Issue Date of this Policy and the new policy will be subject to any existing assignment of this Policy.

Additional rider benefits are available only if you provide the issuer of your new policy with satisfactory evidence of insurability for the insured, and will be subject to the issuing company’s rules on the exchange date.

An exchange may have tax consequences. See “Exchanges” under “Federal Tax Considerations”

PAYMENT OPTIONS

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum,

54	PROSPECTUS	SPECIAL FEATURES

or under one or more of the payment options available under the policy, including payments of a fixed amount, or for a fixed period, or payments guaranteed for life. You may select a payment option while the insured is living. If the insured has died and you have not chosen a payment option, the beneficiaries will be asked to choose the payment options, up to one year after the insured’s death. If you are surrendering your Policy, you have 60 days after the proceeds of your Policy become payable within which to choose a payment option. You, or the beneficiaries, may choose to distribute the proceeds under more than one payment option at a time, but you must distribute at least $5,000 through each option selected. Monthly payments under each option must be at least $50.

Under a payment option, the proceeds of your Policy must be paid to a ‘natural person’. Payments will not be made to his or her estate if he or she dies before the proceeds have been fully paid. You may name a second person to receive any remaining payments if this happens.

The proceeds that we hold in order to make payments under the payment options do not share in the income, gains or losses of the variable investment options, nor do they earn interest in the same way or amount as funds in the fixed-rate option. Even if the death benefit under the Policy is excludible from income, payments under payment options may not be excludible in full. This is because earnings on the death benefit after the insured’s death are taxable and payments under the payment options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under the available payment options.

For more information about the payment options available under the Policy, see the Statement of Additional Information, available free of charge from our Customer Service Office, or contact our Customer Service Office.

SPECIAL FEATURES	PROSPECTUS	55

FEDERAL TAX CONSIDERATIONS

Tax status

To qualify as a life insurance contract and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. For example, the underlying investments must be “adequately diversified” in order for the Policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.

THIS DISCUSSION of federal tax considerations for your             VUL policy is general in nature, does not purport to be complete or to cover all tax situations, and should not be considered as tax advice. It is based on our understanding of federal income tax laws as they are currently being interpreted. We cannot guarantee that these laws will not change while this prospectus is in use, or while your Policy is in force. If you are interested in purchasing a Policy, taking a Policy loan or effecting policy transactions, you should consult a legal or tax adviser regarding your particular circumstances.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Accordingly, there is some uncertainty about the application of Section 7702 to a Policy, particularly so with respect to policies issued on an insured who does not meet our insurance requirements for standard coverage. Nevertheless, we believe there is a reasonable basis for concluding that your Policy should satisfy the applicable requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to modify the Policy as necessary in order to do so.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to separate account assets. Certain features of the             VUL policy, such as your flexibility to allocate premiums and the Policy Account Value, have not been explicitly addressed in published rulings. While we believe that the Policy does not give policyowners investment control over the Separate Account’s assets, we reserve the right to modify the Policy as necessary to prevent the policyowner from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the investment divisions of our Separate Account be “adequately diversified” in order for the Policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.

56	PROSPECTUS	TAX CONSIDERATIONS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TREATMENT OF POLICY PROCEEDS

We believe that the death benefits under your Policy generally should be excludible from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies. The money that you receive when the insured dies is generally not subject to federal income tax, but may be subject to federal estate taxes or generation skipping taxes. The tax consequences of continuing a Policy beyond the insured’s 100th year are unclear. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s 100th year.

Partial withdrawals, surrenders and policy loans all result in money being taken out of your Policy before the insured dies. How this money is taxed depends on whether your Policy is classified as a modified endowment contract.

Under the Internal Revenue Code, certain life insurance contracts are classified as “modified endowment contracts,” with less favorable income tax treatment than other life insurance contracts. Due to the flexibility of the policy as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a modified endowment contract. In general, a Policy will be classified as a modified endowment contract if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven policy years, or first seven years after each increase in Face Amount, for example as a result of a partial withdrawal or any decrease in Face Amount, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Face Amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policyowner should consult with a competent advisor to determine whether a transaction will cause the Policy to be classified as a modified endowment contract.

Treatment of

policy proceeds

We believe that the death benefits under your Policy should generally be excludible from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies.

TAX CONSIDERATIONS	PROSPECTUS	57

If your policy is not considered a modified endowment contract:

•

money that you withdraw from your Policy will generally be taxed only if the total that you withdraw exceeds your “basis” in the Policy — which is generally equal to the total amount that you have paid in premiums. However, certain distributions that must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax even if all of your basis in the Policy has not been recovered. When you withdraw money from your Policy, your basis is reduced by any amount withdrawn that is not taxed.

•

if you surrender your Policy, you will generally be taxed only on the amount by which the value of your Policy, including any Policy Debt, is greater than your basis in the Policy. The tax consequences of surrendering your Policy may vary if you receive the proceeds under one of the payment plans. Losses are generally not tax deductible.

•

policy loans are generally not taxable because they must be paid back. The interest you pay on these loans is generally not tax deductible. However, if your Policy lapses while you have an outstanding policy loan, you may have to pay tax on the amount that you still owe to your Policy. The tax consequences of a policy loan are unclear if the difference between the rate we charge on the loan and the interest rate earned on the loan is very small or there is no difference at all. You should consult a tax adviser regarding these consequences including whether such a loan may be treated as a withdrawal.

If your Policy is considered a modified endowment contract:

•

all distributions other than death benefits, including partial withdrawals, surrenders, assignments and policy loans, will be treated first as distributions of gain, taxable as ordinary income to the extent of any gain; and as a tax free recovery of basis only after all the gain in the contract has been distributed.

•

all modified endowment contracts issued to you by GIAC or its affiliates during any calendar year will be treated as one modified endowment contract to determine the taxable portion of any distribution

•

a 10% penalty tax will also apply to any taxable distribution unless it is made to a taxpayer who is 59 1/2 years of age or older; is attributable to a disability; or is received as substantially equal periodic payments made over the life (or life expectancy) of the taxpayer, or the life (or life expectancies) of the taxpayer and a designated beneficiary.

If a Policy becomes a modified endowment contract, distributions that occur during the Policy Year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

58	PROSPECTUS	TAX CONSIDERATIONS

EXCHANGES

Generally, there are no tax consequences when you exchange one life insurance policy for another policy, as long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any “grandfathering” privilege, where you would be exempt from certain legislative or regulatory changes made after your original Policy was issued, if you exchange your Policy. You should consult with a tax adviser if you are considering exchanging any life insurance policy.

POLICY CHANGES

We will make changes to policies and their riders where necessary to attempt to ensure that they continue to qualify as life insurance under the Internal Revenue Code, and policyowners are not considered the direct owners of the mutual funds held in the Separate Account. Any changes will be made uniformly to all policies affected. We will provide advance notice in writing of these changes when required by state insurance regulators. Federal, state and local governments may, from time to time, introduce new legislation concerning the taxation of life insurance policies. They can also change or adopt new interpretations of existing laws and regulations without notice. If you have questions about the tax consequences of your             VUL Policy, please consult a legal or tax adviser.

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

If you are both the policyowner and the insured, the death benefit under your             VUL Policy will generally be included in the value of your gross estate for federal estate tax purposes. If you are not the insured, the value of the Policy will be included in your gross estate. Also, if the beneficiary of the Policy is someone who is two or more generations younger than the policyowner, the generation-skipping transfer (GST) tax may be imposed on the death benefit. The individual situation of a policyowner or beneficiary will determine how the ownership of a Policy or the receipt of policy proceeds will affect their tax situation. Because the rules are complex, a legal or tax adviser should be consulted for specific information.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then. During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

Transfer taxes

If you are both the policyowner and the insured, the death benefit under your             VUL Policy will generally be included in the value of your gross estate for federal estate tax purposes. If the beneficiary of the Policy is someone who is two or more generations younger than the policyowner, the generation skipping transfer (GST) tax may be imposed

TAX CONSIDERATIONS	PROSPECTUS	59

The complexity of EGTRRA, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

OTHER TAX CONSEQUENCES

            VUL Policies can be used in various ways, including:

•	as non-qualified deferred compensation or salary continuance plans

•	in split-dollar insurance plans, and

•	as part of executive bonus plans, retiree medical benefits plans, or other similar plans.

The tax consequences of these plans will vary depending on individual arrangements and circumstances.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

In addition, rules have been passed by Congress relating to life insurance owned by businesses and the IRS has issued guidance relating to split dollar arrangements. Any business should consult with a qualified tax adviser before buying a Policy, and before making any changes or transactions under the Policy.

We recommend that anyone considering buying a                      VUL Policy with the expectation of favorable tax consequences should consult with a qualified tax adviser before investing.

Employer-owned life insurance contracts. Pursuant to recently enacted section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contact. It is the employer’s responsibility to verify the eligibility of the intended insured under employer-owned life insurance contracts and to provide the

60	PROSPECTUS	TAX CONSIDERATIONS

notices and obtain the consents required by section 101(j). These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Policy Continuation Rider. Some policyowners may decide to purchase this Policy with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the Policy until its value is just enough to pay off the Policy loans that have been taken out, keeping the Policy in force until the death of the insured by relying on the Policy Continuation rider. This strategy has several risks. First, if the death benefit under the Policy Continuation rider is lower than the Policy’s original death benefit, then the Policy might become a MEC, which could result in a significant tax liability attributable to the balance of any Policy Debt. Second, we will not permit the exercise of the Policy Continuation rider if to do so would mean your Policy would no longer qualify as life insurance under Section 7702. Third, this strategy will fail to achieve its goal if the Policy is a MEC or becomes a MEC after the periodic borrowing begins. Finally, neither the IRS, nor the courts, has ruled on this strategy and it may be subject to challenge, since it is possible that loans under this Policy may be treated as taxable distributions upon conversion to a fixed Policy. In that event, assuming Policy loans have not already been subject to tax as distributions, significant tax liability could arise. If you are considering using the Policy in this manner, you should consult with and rely on a competent tax advisor before purchasing a Policy.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

GIAC’S TAXES

Based on current life insurance tax regulations, GIAC does not pay tax on investment income or capital gains from the assets held in the Separate Account that support account values. The operations of the Separate Account are reported on our Federal Income Tax return, which is then consolidated with that of our parent company, Guardian Life.

We may pay taxes at the state and local level, as well as premium taxes, but at present these are not substantial. If they increase, we reserve the right to recover these costs by charging the Separate Account or the Policy.

Possible tax law

changes

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

TAX CONSIDERATIONS	PROSPECTUS	61

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under federal tax law.

INCOME TAX WITHHOLDING

We are generally required to withhold money for income taxes when you make a transaction on which you will have to pay tax. You can request in writing that we not withhold any amount for income tax purposes. If we do not, or if we fail to withhold enough to cover the taxes that are due, you could be penalized. You would also be responsible for any unpaid taxes when you file your regular income tax return. We may similarly withhold generation skipping transfer taxes unless you tell us in writing that these taxes are not required.

Life Insurance Purchases by Residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

62	PROSPECTUS	TAX CONSIDERATIONS

RIGHTS AND RESPONSIBILITIES

VOTING RIGHTS

As explained in “The variable investment options,” we are the owner of the fund shares held in the Separate Account. As a result, we have the right to vote at any meeting of the funds’ shareholders.

Where we are required to by law, we will vote fund shares based on the instructions we receive from            VUL policyowners. If we do not receive instructions from some policyowners, we will vote fund shares attributable to their policies, and any shares we own in our own right, in the same proportion as the shares attributable to the policyowners from whom we do receive instructions. Because of this proportional voting, a small number of policyowners could control the outcome of a vote. This proportion could include policyowners and contract owners from other separate accounts.

If changes in the law or its interpretation allow us to make voting decisions in our own right, or to restrict the voting of policyowners, we reserve the right to do so. We will ask you for your voting instructions if, on the record date set by the fund’s directors, part of your Policy Account Value is invested in the variable investment option of the Separate Account that corresponds to the mutual fund holding a shareholders’ meeting.

The number of votes that you have will be based on the number of shares that you hold. We will calculate the number of shares, or fraction of a share, that you hold on the record date by dividing the dollar value of your investment in the division of the Separate Account corresponding to the mutual fund, by the net asset value of the variable investment option’s shares on that date.

If, after careful examination, we reasonably disapprove of a proposed change to a mutual fund’s investment adviser, its advisory contract, or its investment objectives or policies, we may disregard policyowners’ voting instructions, if the law allows us to do so. If the change affects the investment adviser or investment policy, we will only exercise this right if we determine in good faith that the proposed change is contrary to state law or is inappropriate in view of the fund’s investment objective and purpose. If we exercise this right, we will provide a detailed explanation of our actions in the next semi-annual report to policyowners.

Certain activities related to the operation of the Separate Account may require the approval of policyowners. See “Rights Reserved by GIAC.” If a vote is required, you will be given one vote for every $100 of your Policy that is held in the variable investment options. For any investments that we hold on our own behalf, we will vote in the same proportion as our policyowners. You do not have the right to vote on the operations of the fixed-rate option.

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Incontestability

Generally, we cannot challenge your Policy once it is in force for two years.

LIMITS TO GIAC’S RIGHT TO CHALLENGE A POLICY

Incontestability

Generally, we cannot challenge your Policy or any Face Amount increase once it is in force for two years. If we successfully challenge an increase in Face Amount, the death benefit will be the amount that would have been payable had such increase not taken effect. If this Policy is reinstated, the Policy will have a new two year contestable period from the date of reinstatement.

Misstatement of age or sex

If we find that the information in the application regarding the age or sex of the insured is wrong, we will adjust the death benefit to that which would have been purchased by the most recent deduction for cost of insurance under the Policy and any rider costs using the correct age or sex.

Suicide exclusion

If the insured commits suicide within two years of the Policy’s Issue Date, regardless of whether he or she is considered sane at the time, the amount that we must pay in death benefits will be limited to the greater of (a) or (b) as of the date of death where:

(a)	is the Policy premiums paid, minus any Policy Debt, minus any partial withdrawals; and

(b)	is the Net Cash Surrender Value

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Face Amount, our liability, with respect to such increase, will be limited to the cost of insurance for such increase.

RIGHTS RESERVED BY GIAC

We reserve the right to make changes or take actions that we feel are in the best interests of the policyowners and their beneficiaries, or are appropriate for the Policy. We will follow applicable laws and regulations in exercising our rights, and will seek the approval of policyowners or regulators when necessary. Some of the changes or actions we may take include:

•	operating the Separate Account in any form permitted by law

•	taking any action that will allow the Separate Account either to comply with or be exempt from sections of the 1940 Act

•	de-registering the Separate Account under the 1940 Act

•	transferring the assets from one division of the Separate Account into other divisions, or to one or more separate accounts, or to our general account,

•	adding, combining, or removing investment divisions in the Separate Account

64	PROSPECTUS	RIGHTS AND RESPONSIBILITIES

•

substituting, for the Policy Account Value held in any investment division, the shares of another class issued by a mutual fund in which such values are invested or the shares of a different mutual fund, or any other investment allowed by law

•

modifying, adding to, suspending or eliminating your ability to direct how your Net Premiums are invested, or to transfer unloaned Policy Account Value among the variable investment options or the fixed-rate option

•	changing the way we make deductions or collect charges, consistent with the limits outlined in the Policy

•	changing the Policy as required to ensure that it continues to qualify as life insurance under the Internal Revenue Code, or to preserve favorable tax treatment for your benefits under the Policy, or

•	making any changes necessary to the Policy so that it conforms with any action we are permitted to take.

Substitutions may be made with respect to existing Policy Account Value or the investment of future premium payments, or both. We may close subaccounts to allocations of premium payments or Policy Account Value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.

We will inform you if we make a change that affects the basic nature of the investments in any of the variable investment options. If this occurs, you will have 60 days from the postmark on our notice to transfer your investments out of this option and into one of the other investment options, without charge. See “Transfers Between the Investment Options.”

YOUR RIGHT TO CANCEL YOUR POLICY

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this by the later of:

•	10 days of receiving your Policy, or

•	45 days of signing your completed Policy application.

Longer periods may apply in some states.

If a cancellation notice is sent by mail, it will be effective on the date of the postmark. Once we receive your notice, we will refund all of the premiums you have made towards your Policy, and it will be considered void from the beginning. We may delay refunding any payments you made by check until your check has cleared.

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OTHER INFORMATION

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with Guardian Investor Services LLC (GIS) for the distribution and sale of the Policies. GIS is affiliated with us. GIS acts as principal underwriter of the            VUL Policies as well as other variable life insurance policies and variable annuities that we offer. The            VUL Policies are distributed by GIAC agents who are licensed by state insurance authorities to sell variable life insurance and are registered representatives of GIS or other broker-dealer firms with which GIAC has entered into agreements to sell the policies, including Park Avenue Securities LLC, a wholly owned subsidiary of GIAC.

The average commission rate paid on a present value basis over 30 years is            % per year1. The actual amount of compensation received by your registered representative will vary depending on specific payment arrangements of the broker-dealer, but the maximum payable for the sale of the Policies as follows:

Policy Year One — Premiums up to one Target Premium: Generally, GIAC pays a maximum of 50% of Policy premiums up to one Target Premium in the first Policy Year or the first Policy year of any Policy Segment.

Policy Years two through ten — Premiums up to one Target Premium: Generally, GIAC pays a maximum of 4.0% of Policy premiums up to one Target Premium in Policy Years two through ten or years two through ten of any Policy Segment.

Policy Year one — Premiums in excess of one Target Premium: Generally, GIAC pays a maximum of 2.85% of Policy premiums in excess of one Target Premium in Policy Years one through ten or years one through ten of any Policy Segment.

Policy Years two through ten — Premiums in excess of one Target Premium: Generally, GIAC pays a maximum of 3.00% of Policy premiums in excess of one Target Premium in Policy Years one through ten or years one through ten of any Policy Segment.

Policy Years eleven through twenty: Generally, GIAC pays a maximum of 0.15% of unloaned Policy Account Value per annum monthly in Policy Years eleven through twenty.

[1]

Assumes a discount rate and gross projection rate of 6% and an insured male, Age            , preferred plus underwriting class, with a planned premium of $            per year, an Initial Face Amount of $            , current charges, and a net annual rate of return of            %.

66	PROSPECTUS	OTHER INFORMATION

Policy Year twenty-one and beyond: Generally, GIAC pays a maximum of 0.10% of unloaned Policy Account Value per annum monthly in Policy Years twenty-one and beyond.

You are not charged directly for commissions or other compensation paid for the sale of the policies, but commissions and other compensation are considered by GIAC in setting the levels of the charges that you do pay under the policy.

We also may compensate our agents through expense allowances, bonuses, wholesaler fees and training allowances. GIAC agents also may qualify for non-cash compensation.

If you return your Policy under the right to cancel provisions, the GIAC agent may have to return some or all of any commission we have paid.

SUPPLEMENTAL BENEFITS AND RIDERS

We offer several riders or additional benefits that you can add to your Policy. Certain of these riders are subject to age and underwriting requirements. We generally deduct monthly charges for these riders from your Policy Account Value.

We currently offer the following riders under the Policy:

•	Guaranteed Coverage Rider

•	Waiver of Monthly Deductions Rider

•	Disability Benefit Rider

•	Accidental Death Benefit Rider

•	Guaranteed Insurability Option Rider

•	Select Security Rider

•	Policy Continuation Rider

See “Guaranteed Coverage Rider” and “Appendix B” for a summary of the benefits provided by each of these riders. These riders may not be available in all states.

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the policies’ guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer’s contractual liability runs solely to GIAC, and no policyowner shall have any right of action against any reinsurer.

OTHER INFORMATION	PROSPECTUS	67

TELEPHONE AND ELECTRONIC SERVICES

We will process certain transactions by telephone if you have authorized us to do so. We currently take requests for fund transfers and changes in allocation of future premiums over the phone. See “How Your Premiums Are Allocated” and “Transfers Between the Investment Options” for more details on requesting these transactions telephonically.

In addition to these telephone services, in the future we anticipate offering you the ability to use your personal computer to receive documents electronically, review your policy information and to perform other specified transactions. We will notify you as these electronic services become available. At that time, if you want to participate in any or all of our electronic programs, we will ask that you visit our website for information and registration. You may also be able to register by other forms of communication. If you choose to participate in the electronic document delivery program, you will receive financial reports, prospectuses, confirmations and other information via the Internet. You will not receive paper copies.

Generally, you are automatically eligible to use these services when they are available. You must notify us if you do not want to participate in any or all of these programs. Should you decline to participate, you will be able to reinstate these services at any time. You bear the risk of possible loss if someone gives us unauthorized or fraudulent registration or instructions for your account so long as we believe that the registration or instructions are genuine and we have followed reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine. If we do not follow reasonable procedures to confirm that the registration or instructions are genuine, we may be liable for any losses. Please take precautions to protect yourself from fraud. Keep your Policy information and PIN number private and immediately review your statements and confirmations. Contact us immediately about any transactions you believe to be unauthorized.

We may change, suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right to refuse any transaction request that we believe would be disruptive to policy administration or not in the best interests of the policyowners or the Separate Account. Telephone and Internet services may be interrupted or response times slow if we are experiencing physical or technical difficulties, or economic or market emergency conditions. While we are experiencing such difficulties, we ask you to send your request by regular or express mail and we will process it using the net asset value first calculated after we receive the request. We will not be responsible or liable for: any inaccuracy, error or delay in or omission of any information you transmit or deliver to us; any loss or damage you may incur because of such inaccuracy, error, delay, omission or nonperformance; or any interruption resulting from emergency circumstances.

68	PROSPECTUS	OTHER INFORMATION

CERTAIN RESTRICTIONS ON PAYMENTS UNDER THE POLICY

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policyowner’s Policy. If these laws apply in a particular situation, we would not be allowed to process any request for a surrender, partial withdrawal, or transfer, or pay death benefits. If a Policy were frozen, the Policy Account Value would be moved to a special segregated account and held there until we received instructions from the appropriate federal regulator. These laws may also require us to provide information about you and your Policy to government agencies and departments.

LEGAL CONSIDERATIONS FOR EMPLOYERS

The            VUL Policy estimates different risks for men and women in establishing a Policy’s premiums, benefits and deductions, except in states where gender-neutral standards must be used. In 1983, the United States Supreme Court held that optional annuity benefits offered under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Anyone interested in buying            VUL Policies in connection with insurance or benefits programs should consult with their legal advisers to determine if the Policy is appropriate for this purpose.

ILLUSTRATIONS

Illustrations can help demonstrate how the Policy operates, given the Policy’s charges, investment options and any optional features selected, how you plan to accumulate or access Policy Account Value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy’s death benefits, Cash Surrender Values and policy values with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your registered representative or us (at our toll-free telephone number) to provide an illustration, without charge, based upon your specific situation. Personalized illustrations for prospective and existing policyowners will use an arithmetic average of the investment advisory fees and operating expenses incurred by the underlying mutual funds based on actual fees and expenses after applicable reimbursements and waivers incurred during 2007.

LEGAL PROCEEDINGS

Currently there are no legal proceedings that would threaten our financial position, the financial position of GIS, or that of the Separate Account.

FINANCIAL STATEMENTS

The financial statements of GIAC and the Separate Account are contained in the Statement of Additional Information.

OTHER INFORMATION	PROSPECTUS	69

APPENDIX A

SPECIAL TERMS USED IN THIS PROSPECTUS

Some of the special terms used in this prospectus are defined below.

Additional Sum Insured

This is additional insurance coverage that provides a level death benefit to the Policy Anniversary nearest the insured’s 100th birthday.

Attained Age

The insured’s age on his or her birthday closest to the Policy Date plus the number of Policy Years completed since the Policy Date.

Basic Sum Insured

The amount of coverage provided by the Policy, excluding any Additional Sum Insured. The minimum Basic Sum Insured is currently $100,000 ($250,000 for the preferred plus NT risk class).

Business Day

Each day that GIAC processes transactions, currently including each day on which the New York Stock Exchange or its successor is open for trading and GIAC is open for business. GIAC’s close of business is 4 p.m. New York time or, if earlier, the close of the New York Stock Exchange. If any transaction or event occurs or is scheduled to occur on a day that is not a Business Day, or if a transaction request is received after GIAC’s close of business, such transaction or event will be deemed to occur as of the next following Business Day unless otherwise specified.

Cash Surrender Value

The Policy Account Value less any surrender charges, but not less than zero.

Coverage Year

The year commencing with the effective date of a Policy Segment or with an anniversary of that date.

Customer Service Office

The Guardian Insurance & Annuity Company, Inc. Customer Service

Office, P.O. Box 26125, Lehigh Valley, PA 18002-6125, 1-800-441-6455

Face Amount

The sum of the Basic Sum Insured, plus any Additional Sum Insured, after giving effect to increases made to the Basic Sum Insured and decreases made to the Basic Sum Insured and Additional Sum Insured since the Issue Date. On the Policy Anniversary on which the insured is Attained Age 100, all Additional Sum Insured coverage ends and thereafter the Face Amount will be the Basic Sum Insured in effect on the date of determination.

Good Order

Notice from the party authorized to initiate a transaction under this Policy in a form satisfactory to GIAC, including all information required by GIAC to process the requested transaction.

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APPENDIX A

Guaranteed Coverage Rider

The Guaranteed Coverage Rider ensures that your Policy will not lapse, even if the Policy Account Value, after subtracting the Monthly Deduction and the Policy Debt, is less than zero on a Monthly Processing Date, so long as the Guaranteed Coverage Requirement is satisfied.

Guaranteed Coverage Rider Minimum Monthly Premium

An amount used to determine whether your Policy satisfies the Guaranteed Coverage Rider Requirement. It is shown in your Policy. It varies based on issue age, sex and underwriting class of the insured.

Guaranteed Coverage Rider Requirement

A requirement that, if satisfied, protects your Policy from lapse when you have an in-force Guaranteed Coverage Rider. To satisfy the Guaranteed Coverage Rider Requirement on any Monthly Processing Date on which the Policy Account Value, after subtracting the Monthly Deduction and Policy Debt, is less than zero, you must have paid at least as much into your Policy, including amounts credited under any applicable Disability Benefit Rider, and minus Policy Debt and the accumulated value of all previous withdrawals, accumulated at 4.5% annual interest from the date of the applicable payment, crediting or withdrawal, as the sum of the Guaranteed Coverage Rider Minimum Monthly Premiums for all previous policy months up to the current Monthly Processing Date, as outlined in your Policy, accumulated at 4.5% annual interest. The sum of the Guaranteed Coverage Rider Minimum Monthly Premiums up to the applicable Monthly Processing Date shall not include Guaranteed Coverage Rider Minimum Monthly Premiums for any period during which the Monthly Deduction was waived under any applicable Waiver of Monthly Deductions rider.

Initial Face Amount

The sum of the Basic Sum Insured plus any Additional Sum Insured in force on the Policy’s Issue Date. The minimum Initial Face Amount is currently $100,000 ($250,000 for the preferred plus NT risk class).

Internal Revenue Code

The Internal Revenue Code of 1986, as amended, and its related rules and regulations.

Issue Date

The date your Policy is issued at GIAC’s Customer Service Office.

Loan Account

An account to which values from the variable investment options and the fixed-rate option are transferred when a policy loan is taken and to which we credit interest earned on the Loan Amount. The Loan Account is equal to the loan plus interest we credit to the Loan Account.

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The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

Loan Amount

The sum of any amounts borrowed plus any capitalized loan interest less any loan repayment.

Minimum Monthly Premium

An amount used to determine whether your Policy meets the No Lapse Guarantee Condition. It is shown in your Policy. It varies based on issue age, sex and underwriting class of the insured.

Minimum To Issue Premium

The amount of premium that is due on the date your Policy is issued and must be paid in order for your Policy to take effect. It is shown in your Policy. It varies based on issue age, sex and underwriting class of the insured.

Monthly Deduction

The total of the charges due and payable on each Monthly Processing Date including administrative charges, cost of insurance, mortality and expense risk charges, and any charges for additional benefit riders.

Monthly Processing Date

The day of each Policy Month on which the Monthly Deduction is deducted from the Policy Account Value and certain Policy benefits and values are calculated. The Monthly Processing Date is the same date of each calendar month as the Policy Date, or the last day of a calendar month if that is earlier. If such calendar day is not a Business Day, the Monthly Processing Date will be the next following Business Day.

Net Accumulated Premiums

At issue, Net Accumulated Premiums equals the value of the initial premium payment. Thereafter, Net Accumulated Premiums will increase, as a result of premium payments made (prior to deductions for premium charges), and decrease, as a result of partial withdrawals. After a premium payment, Net Accumulated Premiums will be equal to the value of Net Accumulated Premiums before the premium payment plus the amount of the premium paid. After a partial withdrawal, Net Accumulated Premiums is equal to the greater of (i) the value of Net Accumulated Premiums before the withdrawal, decreased by the amount of the partial withdrawal, or (ii) zero. Loan repayments and amounts paid under disability benefit riders are not considered premiums for purposes of determining Net Accumulated Premiums.

Net Amount At Risk

The difference between the amount of the Policy’s death benefit that you would be paid and the Policy Account Value, after subtracting all applicable Monthly Deductions other than cost of insurance and charges for the Waiver of Monthly Deductions rider.

Net Cash Surrender Value

The Cash Surrender Value of your Policy less any Policy Debt, but not less than zero.

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APPENDIX A

Net Premium

The amount of premium that remains after we deduct premium charges from the premiums you pay.

No Lapse Guarantee

The No Lapse Guarantee ensures that your Policy will not lapse, even if the Policy Account Value, after subtracting the Monthly Deduction, minus the Policy Debt is less than zero on a Monthly Processing Date, so long as the No Lapse Guarantee Condition is met.

No Lapse Guarantee Condition

This test is used to determine whether your Policy qualifies for the No Lapse Guarantee. It states that, on any Monthly Processing Date, you must have paid at least as much into your Policy, including amounts credited under any applicable Disability Benefit Rider and minus Policy Debt and the sum of all previous withdrawals as the Minimum Monthly Premiums up to this date, as outlined in your Policy. The sum of the Minimum Monthly Premiums up to the applicable Monthly Processing Date does not include the Minimum Monthly Premium for any period during which the Monthly Deduction was waived under any applicable Waiver of Monthly Deductions Rider.

No Lapse Guarantee Period

The period, beginning on the Policy Date, during which the No Lapse Guarantee is in effect. The No Lapse Guarantee Period will terminate:

On the Policy Date, if the insured is age:	The No Lapse Guarantee will terminate at the end of Policy Year:
0 - 65	10
66	9
67	8
68	7
69	6
70 - 75	5
76 - 85	No benefit

Policy Account Value

The Policy Account Value is the sum of the values of the variable investment options, the fixed-rate option and the Loan Account. The unloaned Policy Account Value is the Policy Account Value less the Loan Account.

Policy Anniversary

The same date each year as the Policy Date.

Policy Date

This date is used to measure Policy Months, Policy Years, Policy Anniversaries, and Monthly Processing Dates. It also determines the age of the insured at issue. Your Policy Date is shown on the Data Pages of your Policy.

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The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

Policy Debt

The unpaid Policy Loan Amount plus the accrued and unpaid interest on those loans.

Policy Segment

The additional coverage provided by an increase in Face Amount.

Policy Year

The year commencing with the Issue Date of the Policy or with an anniversary of that date.

Surrender Charge Target Premium

A measure of premium used to determine your Policy’s surrender charge. Your Policy’s Basic Sum Insured and the Basic Sum Insured portion of any Policy Segments that you buy each have their own Surrender Charge Target Premium. The Surrender Charge Target Premium associated with the Basic Sum Insured is based on the insured’s age at issue, underwriting class and sex (unless gender-neutral rates are required by law). The Surrender Charge Target Premium associated with any Policy Segment is based on the insured’s Attained Age and the underwriting class for each Policy Segment.

Target Premium

A measure of premium used to determine your Policy’s premium charges and agent commissions. Your Policy’s Basic Sum Insured, Additional Sum Insured and any Policy Segments you buy each have their own Target Premium. The Target Premium associated with the Basic Sum Insured and Additional Sum Insured is based on the insured’s age at issue, underwriting class and sex (unless gender-neutral rates are required by law). The Target Premium associated with any Policy Segment is based on the insured’s Attained Age and the underwriting class for each Policy Segment. The Target Premium for any rider, except the Guaranteed Coverage rider, is based on the Monthly Deduction for that rider during the first Policy Year.

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APPENDIX B

ADDITIONAL BENEFITS BY RIDER

Additional benefits are available by riders to the Policy. Riders are issued subject to GIAC’s standards for classifying risks. GIAC charges premiums for some of the additional benefit riders. These premium amounts are deducted monthly from the Policy Account Value. The benefits provided by the riders are fully described in the riders and summarized here. These riders may not be available in all states.

Guaranteed Coverage Rider (“GCR”) — this rider, available only at issue and only with Death Benefit Option 1, guarantees that the Policy will remain in force even if the Policy Account Value, after subtracting the Monthly Deduction and the Policy Debt is less than zero, provided the GCR condition, as described in the rider, is met. It provides coverage up to Attained Age 85. There is no charge for this rider. This rider is not available on policies with insureds rated sub-standard.

Waiver of Monthly Deductions Rider — this rider, available at issue only, provides for the waiver of the Monthly Deductions while the insured is totally disabled as defined in the rider. The benefit continues for life if disability occurs prior to age 60. Coverage terminates at insured’s Attained Age 65 if not disabled. Age limits apply. It is only available on Policies with a Face Amount of less than $3,000,000.

Disability Benefit Rider — this rider, available at issue only, provides for crediting as a benefit an amount equal to the specified amount, as defined in the rider, while the insured is totally disabled, as defined in the rider. The benefit continues for life if disability occurs prior to age 60. Coverage terminates at insured’s Attained Age 65 if not disabled. Age limits apply. It is only available on Policies with a Face Amount less than $3,000,000.

Accidental Death Benefit Rider — this rider, available only at issue, provides additional insurance coverage if the insured’s death results from accidental bodily injury on or before the Policy Anniversary nearest the insured’s 75th birthday. The maximum coverage under this rider is the lesser of (i) $500,000 or (ii) the Initial Face Amount.

Guaranteed Insurability Option Rider — this rider, available only at issue, provides the Policyowner the right to increase the Face Amount of insurance coverage without evidence of insurability on the Policy Anniversaries nearest certain birthdays of the insured, or within specified time periods of qualifying life events subject to the conditions in the rider. Age limits apply. The benefit cannot exceed the lesser of $250,000 or the initial Face Amount.

Select Security Rider — this rider, used in split dollar cases, is an endorsement that prevents the Policyowner from making certain Policy changes without the consent of the Policyowner’s employer. There is no charge for this rider.

Policy Continuation Rider — this rider, issued only on Policies electing the Guideline Premium Test, gives you the option to continue your policy at a reduced death benefit with no further Monthly Deductions in the event your Policy is in danger of default or termination due to excessive Policy Debt. You may elect the benefit under limited circumstances as described in the rider. Subject to the terms and limitations described in the rider, the rider guarantees the policy will not go into default or terminate due to excessive Policy Debt. There is no charge for the rider; however, at the time you elect the benefit under the rider, a transaction charge will be deducted from your Policy Account Value. The current maximum transaction charge is 3.5% of your Policy Account Value on the effective date of the election. The guaranteed maximum transaction charge is 4.5% of your Policy Account Value on the effective date of the election. The Internal Revenue Service has not taken a position on policy continuation riders. Therefore, you should consult your tax advisor prior to electing this benefit.

General Considerations.

Depending on your individual circumstances, it may or may not be to your advantage to add coverage to your Policy through a rider. Some of the circumstances to consider include the premium you want to pay, the amount of coverage, how long you want this additional coverage for, and the age, sex and underwriting classification of the insured. Your GIAC representative can help you decide whether adding rider benefits to your Policy would be in your best interest.

GIAC may from time to time discontinue the availability of one or more of these riders, or make other riders available. GIAC agents can provide information about the current availability of particular riders.

APPENDICES	PROSPECTUS	75

APPENDIX C

HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATIONS OF DEATH BENEFITS, POLICY ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED POLICY PREMIUMS

The following tables illustrate how the Policies operate. Specifically, they show how the death benefit, Net Cash Surrender Value and Policy Account Value can vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account that are equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on Policies with Face Amounts of $400,000 for a male insured Age 35, preferred plus underwriting class, utilizing the Guideline Premium Test. Values are first given based on current charges and then based on the Policy’s higher guaranteed charges. Each illustration is given first for a Policy with an Option 1 death benefit, then for a Policy with an Option 2 death benefit, and, finally, for a Policy with an Option 3 death benefit. These illustrations may assist in the comparison of death benefits, Net Cash Surrender Values and Policy Account Values for            VUL policies with those for other variable life insurance policies that may be issued by GIAC or other companies. Prospective policyowners are advised, however, that it may not be advantageous to replace existing life insurance coverage by purchasing a            VUL policy, particularly if the decision to replace existing coverage is based primarily on a comparison of policy illustrations.

Actual returns will fluctuate over time and likely will be both positive and negative. The actual death benefits, Net Cash Surrender Values and Policy Account Values under the Policy could be significantly different from those shown even if actual returns averaged 0%, 6% and 10%, but fluctuated over and under those averages throughout the years shown. Depending on the timing and degree of fluctuation, the actual values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Policyowner pays more than the stated premium.

Death benefits, Net Cash Surrender Values and Policy Account Values will also be different from the amounts shown if: (1) the actual gross rates of return average 0%, 6%, or 10%, but vary above and below the average over the period; and (2) premiums are paid at other than annual intervals. Benefits and values will also be affected by the Policyowner’s allocation of the unloaned Policy Account Value among the variable investment options and the fixed-rate option. If the actual gross rate of return for all options averages 0%, 6%, or 10%, but varies above or below that average for individual options, allocation and transfer decisions can have a significant impact on a policy’s performance. Policy loans and other policy transactions, such as partial withdrawals, will also affect results, as will the insured’s sex, smoker status and underwriting class.

Death benefits, Net Cash Surrender Values and Policy Account Values shown in the tables reflect the fact that: (1) deductions have been made from premiums for premium charges; and (2) the Monthly Deduction is deducted from the Policy Account Value on each Monthly Processing Date. The Net Cash Surrender Values shown in the tables reflect the fact that a surrender charge is deducted upon surrender or lapse during the first 8 Policy Years. See “Deductions and charges.” The amounts shown in the illustrations also reflect an arithmetic average of the investment advisory fees and operating expenses incurred by the mutual funds, at an annual rate of     % of the average daily net assets of such funds. The arithmetic average is based upon actual expenses of the funds incurred during 2007, before taking into account any applicable expense reimbursements and fee waivers. For an explanation of the expenses see the accompanying fund prospectuses.

Taking account of the average investment advisory fee and operating expenses of the mutual funds, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at -.    %,     %, and     %, respectively.

The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, Net Cash Surrender Values and Policy Account Values illustrated. See “GIAC’s Taxes.”

76	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

GIAC will furnish upon request an illustration reflecting the proposed insured’s age, sex, underwriting class, Face Amount requested, and life insurance test selected, but a premium-based illustration must reflect GIAC’s current minimum Face Amount requirement for            VUL — which is $100,000 ($250,000 for preferred plus NT risk class). These personalized illustrations will use either an arithmetic average or a weighted average of the investment advisory fees and operating expenses incurred by the mutual funds based on actual fees and expenses of the funds incurred during 2007, after applicable reimbursements and waivers. If you are already a            VUL policyowner, please contact your registered representative for a current illustration.

These illustrations will refer to “net outlay” as the cash flow into or out of the Policy. It is equal to the sum of all premiums and accrued loan interest paid in cash and reduced by the proceeds of any policy loan or partial withdrawal received in cash. For purposes of these illustrations “net outlay” will be equal to Target Premium.

From time to time, advertisements or sales literature for            VUL may quote historical performance data of one or more of the underlying funds, and may include Cash Surrender Values and death benefit figures computed using the same methodology as that used in the following illustrations, but with historical average annual total returns of the underlying funds for which performance data is shown in the advertisement or sales literature replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables, and examples. Any such information is intended to show the Policy’s investment experience based on the historical experience of the underlying funds and is not intended to represent what may happen in the future.

GIAC began to offer            VUL on May 1, 2008. As such the Policies may not have been available when the funds commenced their operations. However, illustrations may be based on the actual investment experience of the funds since their respective inception dates. The results for any period prior to the Policies’ being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies. Thus the illustrations will reflect deductions for each fund’s expenses, and the charges deducted from premiums, Monthly Deductions and any transaction deductions associated with the Policy in question.

APPENDICES	PROSPECTUS	77

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred NT Underwriting Risk

$400,000 Face Amount

Death Benefit Option 1

Target Premium = $3,900

These values reflect CURRENT cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

78	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred NT Underwriting Risk

$400,000 Face Amount

Death Benefit Option 1

Target Premium = $3,900

These values reflect GUARANTEED cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDICES	PROSPECTUS	79

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred NT Underwriting Risk

$400,000 Face Amount

Death Benefit Option 2

Target Premium = $3,900

These values reflect CURRENT cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

80	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred NT Underwriting Risk

$400,000 Face Amount

Death Benefit Option 2

Target Premium = $3,900

These values reflect GUARANTEED cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDICES	PROSPECTUS	81

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred NT Underwriting Risk

$400,000 Face Amount

Death Benefit Option 3

Target Premium = $3,900

These values reflect CURRENT cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

82	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred NT Underwriting Risk

$400,000 Face Amount

Death Benefit Option 3

Target Premium = $3,900

These values reflect GUARANTEED cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDICES	PROSPECTUS	83

TABLE OF CONTENTS FOR

STATEMENT OF ADDITIONAL INFORMATION

ABOUT GIAC

ADDITIONAL INFORMATION ABOUT THE POLICY

ADDITIONAL INFORMATION ABOUT CHARGES

PERFORMANCE INFORMATION

ADDITIONAL INFORMATION

FINANCIAL STATEMENTS OF THE GUARDIAN SEPARATE ACCOUNT N

CONSOLIDATED FINANCIAL STATEMENTS OF THE GUARDIAN

INSURANCE & ANNUITY COMPANY, INC.

APPENDIX A — USES OF LIFE INSURANCE

84	PROSPECTUS	SAI–CONTENTS

BACK COVER PAGE

WHERE TO GET MORE INFORMATION

Our Statement of Additional Information (SAI) has more details about the policy described in this prospectus and is incorporated into this prospectus by reference. If you would like a free copy, please call us toll-free at 1-800-441-6455, or write to us at the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service office

Box 26125

Lehigh Valley, Pennsylvania 18002-6125

Information about us (including the SAI), is also available on the SEC’s Internet site at www.sec.gov, or can be reviewed and copies made at or ordered from (for a fee) the SEC’s Public Reference Room, 100 “F” Street, NE, Room 1580, Washington, D.C. 20549. (Direct questions to the SEC at 202-551-5850).

HOW TO COMMUNICATE WITH US

We cannot act on any request (except for proper telephone transfer requests) unless it is received in writing at our Customer Service Office, in a form acceptable to us. Your request must include:

•	your policy number

•	the full name of all policyowners

•	the full name of the insured, and

•	your current address.

Our address for regular mail is:

The Guardian Insurance & Annuity Company, Inc.

P.O. Box 26125

Lehigh Valley, PA 18002-6125

Our address for registered, certified or express mail is:

The Guardian Insurance & Annuity Company, Inc.

3900 Burgess Place

Bethlehem, PA 18017

If you need information on your Policy, or a personalized illustration, available free of charge, of death benefits, Cash Surrender Values, and cash values under your Policy, please contact your registered representative, or call us at 1-800-441-6455 between 8 a.m. and 6 p.m. Eastern time or write us at the above address. Current policyowners should contact their registered representative for current personalized illustrations.

Investment Company Act File No. 811-09725

BACK COVER PAGE	PROSPECTUS	85

            VUL

Issued Through The Guardian Separate Account N of The Guardian Insurance & Annuity Company, Inc.

Statement of Additional Information dated May 1, 2008

This Statement of Additional Information is not a prospectus but should be read in conjunction with the current Prospectus for The Guardian Separate Account N variable universal life insurance policy (marketed under the name “            SM VUL”) (the “Policy”) dated May 1, 2008.

A free Prospectus is available upon request by writing or calling:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26240

Lehigh Valley, Pennsylvania 18002

1-800-441-6455

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.

B-1

ABOUT GIAC

Your Policy is issued through Separate Account N, (Separate Account or Separate Account N), of The Guardian Insurance & Annuity Company, Inc. (GIAC), a Delaware stock insurance company formed in 1970. GIAC is licensed to sell life insurance and annuities in all 50 states of the United States of America and the District of Columbia. As of December 31, 2007, our total assets (GAAP basis) exceeded $        billion.

We are wholly owned by The Guardian Life Insurance Company of America (Guardian Life), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2007, Guardian Life had total assets (GAAP basis) in excess of $        billion. The offices of both Guardian Life and GIAC are located at 7 Hanover Square, New York, New York 10004.

Both Guardian Life and GIAC have consistently received exemplary ratings from Moody’s Investors Service, Inc., Standard & Poor’s Corporation, Duff & Phelps and A.M. Best. These ratings may change at any time, and only reflect GIAC’s ability to meet its insurance-related obligations and the guaranteed return on the fixed-rate option. These ratings do not apply to the variable investment options, which are subject to the risks of investing in any securities. Guardian Life does not issue the Policies, and does not guarantee the benefits provided by the Policy.

The Guardian Separate Account N was established by GIAC’s Board of Directors on September 23, 1999 under the insurance laws of the State of Delaware. It is registered with the SEC as a unit investment trust.

ADDITIONAL INFORMATION ABOUT THE POLICY

Issuing the Policy

If you already own a convertible term life insurance policy issued by us or by Guardian Life, you may be able to buy a Policy without having to meet our insurance requirements again. You can do this by exchanging your current policy for a VUL Policy.

If you have a convertible term policy, you may receive a credit consistent with our then current administrative procedures, if you convert it to a         VUL Policy.

Death Benefit Options

Cash Value Test

To satisfy this test, the death benefit must be at least equal to the Policy Account Value multiplied by a death benefit factor. A table of death benefit factors appears in your Policy. These factors are equal to one divided by the net single premium (the single premium that would be needed to pay for the death benefit under the Policy, including any Additional Sum Insured).

Guideline Premium Test

The Guideline Premium Test consists of two parts: the Guideline Premium Test and the Cash Value Corridor Test.

To satisfy the Guideline Premium Test the total of all premiums you pay must not exceed certain maximums. The total of premiums paid, minus the nontaxable portion of partial withdrawals, must not be greater than the larger of the following:

•	the guideline single premium on the date the calculation is done, or

•	the sum of the guideline level premiums to the date the calculation is done.

For the purposes of this test, the guideline single premium is the premium that would be necessary to pay for future benefits under the Policy as calculated at the time the Policy is issued. It’s based on “reasonable” mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 6%.

B-2

The guideline level premium is the level annual premium payable to age 100 that would be necessary to pay for all future benefits under the Policy as calculated at the time the Policy is issued. It’s based on “reasonable” mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 4%.

Payment of premiums in excess of the guideline premium limit is permitted if those premiums are necessary to keep the Policy in force.

To satisfy the Cash Value Corridor Test, the death benefit must at least equal the percentage of the Policy Account Value shown in the following table:

Attained age	Percentage of policy account value*
0-40	250%
40-45	250% - 215%
45-50	215% - 185%
50-55	185% - 150%
55-60	150% - 130%
60-65	130% - 120%
65-70	120% - 115%
70-75	115% - 105%
75-90	105%
90-95	105% - 100%
95+	100%
*	The percentage decreases uniformly as attained age increases within the age ranges.

Changing Your Death Benefit Option

If you’re changing from Option 2 to Option 1, we will increase the Face Amount by the Policy Account Value on the date the change takes effect. We increase the Face Amount so that the death benefit remains the same on the date the change takes effect.

If you’re changing from Option 3 to Option 1, we will increase the Face Amount by the amount of Net Accumulated Premiums on the date the change takes effect. We increase the Face Amount so that the death benefit remains the same on the date the change takes effect. When we increase the Face Amount, we will increase the Basic Sum Insured rather than adding a new Policy Segment.

No changes from Option 1 to Option 2 or Option 3 are permitted.

Experience Factor

We calculate the unit value of each variable investment option on each Business Day by multiplying the option’s immediately preceding unit value by the experience factor (sometimes referred to as the “net investment factor”) for that day. We calculate the experience factor as follows on each Business Day:

•	the net asset value of one share of the mutual fund corresponding to the variable investment option at the close of the current Business Day, plus

•

the amount per share of any dividends or capital gains distributed by the fund on the current Business Day, minus any federal, state or local taxes payable by GIAC and allocated by GIAC to the variable investment option; divided by

•	the net asset value of one share of the same mutual fund at the close of the previous Business Day.

We do not calculate the unit value on non-Business Days. Non-Business Days use the unit value calculated as of the most recent preceding Business Day.

B-3

The prospectuses for each fund describe how they calculate the net asset values of their mutual fund shares.

Decreasing the Face Amount

Your death benefit option will determine how your Policy is affected by a reduction in the Face Amount due to a partial withdrawal:

•	under Option 1, a partial withdrawal will typically cause an immediate reduction in your Policy’s Face Amount.

•	under Option 2, a partial withdrawal will not reduce your Policy’s Face Amount. However, the amount of your death benefit will decline with each partial withdrawal.

•	Under Option 3, a partial withdrawal will typically not cause an immediate reduction in your Policy’s Face Amount. However, the amount of your death benefit will decline with each partial withdrawal.

If you have made one or more increases to the Initial Face Amount by adding Policy Segments and then request a Face Amount decrease, we will apply the decrease to your Policy Segments as follows. We start with the most recent Policy Segment, followed by the next most recent, and so on, and then reduce the Additional Sum Insured portion of the Initial Face Amount and, finally, reduce the Basic Sum Insured portion of the Initial Face Amount.

Since we do not deduct a surrender charge when you decrease the Face Amount, the surrender charge does not change. The administrative charge per $1,000 of coverage is not reduced by a decrease in Face Amount.

We will send you Policy pages that reflect the changes resulting from your reduction in the Face Amount.

If the Policy is using the Guideline Premium Test, guideline single premiums and guideline level premiums will be recalculated. If the Policy is using the Cash Value Accumulation Test, net single premiums will be recalculated.

Reducing the Face Amount of your Policy may have tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Face Amount may also reduce the federal tax law limits on what you can put into the Policy. In these cases you may need to have a portion of the policy’s cash value paid to you to comply with federal tax law. See “Federal Tax Considerations” in the prospectus.

Increasing the Face Amount

We’ll issue the increase in the form of a separate Policy Segment. Each Policy Segment has its own underwriting class, rate for cost of insurance, surrender charges, administrative charges, premium charge, Target Premium, and, during the No Lapse Guarantee Period, Minimum Monthly Premium.

After an increase in the Face Amount takes effect, to calculate premium charges we will allocate premium payments first to the initial Face Amount and then to each Policy Segment, starting with the oldest Policy Segment and ending with the most recent one. We’ll allocate premiums in such a way that they won’t exceed the annual Target Premium for the initial Face Amount or for each Policy Segment. When the sum of the premiums paid during a Policy Year exceeds the Target Premium for the initial face amount, we will allocate the excess to the first Policy Segment. If the premiums you pay during a Policy Year exceed the Target Premiums for all the Policy Segments and the Initial Face Amount, we’ll allocate the excess proportionately according to the Target Premiums for the Initial Face amount and each Policy Segment.

If you increase the Face Amount of your Policy, it will be subject to new surrender charges. We’ll calculate the surrender charges as if you had bought a new policy for the increase in the Face Amount. A new 8-year surrender charge will apply to the Policy Segment that increased the Face Amount. We’ll notify you about the new surrender charge after any increase in the Face Amount.

You don’t have to pay an additional premium to increase the Face Amount.

Increasing the Face Amount of your Policy may have tax consequences, including possibly causing your policy to be considered a modified endowment contract. The tax consequences associated with your Policy being classified as a modified endowment contract are discussed in the prospectus at “Federal Tax Considerations.”

B-4

Reduction-free Partial Withdrawals

We will calculate the reduction-free partial withdrawal amount as of the Business Day we receive your request. This amount will be affected by which death benefit option you have chosen.

If you have chosen death benefit Option 1, your reduction-free partial withdrawal amount is any positive amount resulting from:

•	your Policy Account Value, minus

•	your Policy’s Face Amount divided by the death benefit factor outlined in your Policy.

If you have chosen death benefit Option 2, all partial withdrawals are reduction-free.

If you have chosen death benefit Option 3, your reduction-free partial withdrawal amount is the greater of:

•	your Net Accumulated Premiums immediately prior to the partial withdrawal, or

•	any positive amount resulting from:

•	your Policy Account Value, minus

•	your Policy’s Face Amount divided by the death benefit factor outlined in your Policy.

Dollar Cost Averaging

The amount of your monthly transfer under this option must be at least $100 for each variable investment option you wish to invest in. Amounts will be transferred automatically on each Monthly Processing Date from RS Money Market VIP Series into the variable investment options you have chosen.

Before the program can begin, you must submit an authorization form.

We will stop your dollar cost averaging program when:

•	the period of time listed on your dollar cost averaging authorization form ends

•

your Policy Account Value in RS Money Market VIP Series is insufficient to cover your monthly transfer to the variable investment options you have chosen. If this happens we will divide what you do have in RS Money Market VIP Series proportionally among the variable investment options you have chosen, leaving a balance of zero in RS Money Market VIP Series

•	you tell us in writing to end the program, and we receive this notice at least three Business Days before the next Monthly Processing Date, or

•	your Policy lapses or you surrender it.

You may change your transfer instructions or reinstate the dollar cost averaging program, subject to the rules above, if we receive a new authorization form at least three Business Days before your Policy’s next Monthly Processing Date.

Automatic Rebalancing Transfer Option

If you choose automatic rebalancing, your Policy Account Value will be automatically rebalanced to maintain a selected proportion of your Policy Account Value in each of the variable investment options. Generally, this selected proportion will correspond to your then current premium allocation designation.

Before the program can begin, you must submit an authorization form.

We will rebalance your Policy Account Value beginning on the date you specify in your written authorization, provided this date is at least three Business Days after we receive your request in Good Order at our Customer Service Office. If you do not specify the date on which you wish automatic rebalancing to begin, or you have not provided us with at least three Business Days notice to implement your request, we will begin rebalancing on the Monthly Processing Date that next occurs at least three Business Days after we receive your request in Good Order at our Customer Service Office. Once rebalancing begins, we will rebalance every quarter thereafter.

Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

B-5

We will stop automatic rebalancing of your Policy Account Value when:

•	The period of time, if any, listed on your automatic rebalancing authorization form ends;

•	you tell us in writing to end the program, and we receive this notice at least three Business Days before the next rebalancing date; or

•	Your Policy lapses or you surrender it.

Payment Options

Under Payment Option 1, we will hold the proceeds and make monthly interest payments at a guaranteed annual rate of 3%.

Under Payment Option 2, we will make monthly payments of a specified amount until the proceeds and interest are fully paid. At least 10% of the original proceeds must be paid each year. Guaranteed interest of 3% will be added to the proceeds each year.

Under Payment Option 3, we will make monthly payments for a specified number of years. The amount of the payments will include interest at 3% per year.

Under Payment Option 4, we will make monthly payments for the longer of the life of the payee or 10 years. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 5, we will make monthly payments until the amount paid equals the proceeds settled, and for the remaining life of the payee. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 6, we will make monthly payments for 10 years and for the remaining life of the last surviving of two payees.

The minimum amount of each payment will include interest at 3% per year.

Payment option tables for Options 4, 5 and 6 are based on the Annuity 2000 Mortality Tables (male and female) projected 20 years to the year 2020 by 100% of the male scale G Factors (for males) and 50% of the female scale G Factors (for females).

Your Policy lists the monthly payment for every $1,000 of proceeds that the payee applies under Options 3 to 6.

Exchanging a Policy

If you elect to exchange your Policy for a level premium, fixed-benefit whole life policy then being issued by us or our affiliate, Guardian Life, the exchange may result in a cost or credit to you.

On or before the fifth Policy Anniversary, the exchange cost or credit is calculated using the following values where:

(a)	is the cumulative premiums for the new policy (i.e., the premiums that would have been paid to the date of exchange if the new policy had been in force from the Policy Date) with an annual interest rate of 6%, less the cumulative premiums for this Policy (i.e., the actual premiums paid for this Policy to the date of the exchange) accumulated at an annual interest rate of 6%; and

(b)	is the cash value of the new policy, less this Policy’s Net Cash Surrender Value on the exchange date applicable to the Face Amount exchanged.

For purposes of calculating cumulative premiums for this Policy under (a) above, any withdrawals from the Policy will be deducted from the sum of the actual premiums paid to date.

If either of (a) or (b) is, or both (a) and (b) are, greater than zero, you must pay an exchange cost to the issuing company. If both (a) and (b) are less than zero, the issuing company will pay an exchange credit to you. The exchange cost is the greater of (a) or (b). If one value is positive and one value is negative, the exchange cost is the positive value. The exchange credit will be the greater of (a) and (b) (i.e., the amount closer to zero).

After the fifth Policy Anniversary, the exchange cost or credit is equal to the cash value of the new policy less this Policy’s Net Cash Surrender Value on the exchange date.

B-6

In calculating an exchange cost or credit, we reserve the right to assess an additional charge if the insured is in a substandard risk class. This charge would be based on the substandard reserve for the new policy.

If your policy is issued in Florida or New York, you will also have the option to convert the Policy to paid-up insurance. This option can be exercised on any Policy Anniversary and the election is irrevocable. You can obtain more information from your Registered Representative or our Customer Service Office.

Assigning the Rights to Your Policy

You may assign the rights under your Policy to another person or business. This is often done, for example, to secure a loan. We will only be bound by such an agreement when we have received a copy of the assignment papers, signed by you, as well as the business or person to whom you are assigning your rights, and your Policy’s beneficiaries, if applicable. Assignments are subject to all payments made or actions we have taken on or before the date we receive the assignment papers. We are not responsible for determining whether the transfer of your Policy’s rights is legally valid.

The entity or person to whom you assign your rights may exercise all rights granted under the Policy except the right to:

•	change the Policyowner or beneficiary

•	change a payment option, and

•	direct where your Net Premiums will be invested or make transfers among the fixed-rate and variable investment options.

Assigning the rights to your Policy also may have tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code.

Modifying the Policy

Only the President, a Vice President, or the Secretary of GIAC may make or modify this Policy. No agent has the authority to:

•	change this Policy

•	waive any provision of this Policy or any of GIAC’s requirements; or

•	waive an answer to any question in the application(s).

GIAC will not be bound by any promise or statement made by any agent or other person except as stated above.

Other Policies

We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect the performance of the investment divisions of the Separate Account in which you invest, as well as your Policy Account Value. To obtain more information about these other policies, contact our Customer Service Office or your registered representative.

Distribution of the Policy and Other Contractual Arrangements

We have an agreement with Guardian Investor Services LLC (GIS) for GIS to act as the principal underwriter of the Policies, as well as the other variable life insurance policies and variable annuity contracts that we offer. GIS is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the FINRA. Under this agreement we paid through GIS for the sale of products issued by the Separate Account a total of $367,956 in 2005, $279,102 in 2006, and $            in 2007. GIS did not retain any of such commissions. GIS is a Delaware corporation organized on December 19, 2001; it is a wholly-owned subsidiary of GIAC and is located at 7 Hanover Square, New York, New York 10004.

The offering of the Policies is continuous, and we do not anticipate discontinuing offering the Policies. However, we reserve the right to discontinue the offering at any time. We intend to recoup commissions and other sales expenses through fees and charges imposed under the policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the policyowners or the Separate Account.

B-7

Agents and Commissions

GIAC agents who are licensed by state insurance authorities to sell variable life insurance policies must also be registered representatives of GIS, or of broker-dealer firms which have entered into agreements with GIAC and GIS to sell Policies, which may include our affiliate Park Avenue Securities LLC.

The Prospectus contains information regarding commissions paid to GIAC agents. Information on how to obtain a Prospectus is available on the cover page of this SAI.

Because registered representatives also are GIAC agents, they are eligible for additional compensation in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. In addition, agents may qualify for non-cash compensation such as expense-paid trips or educational seminars.

If you return your Policy under the right to cancel provisions, the agent may have to return some or all of any commissions we have paid.

Administrative Services

Through an agreement with our parent company, Guardian Life, to carry out the administration of Policies, we are billed quarterly for the time that their staff spends on GIAC business, and for the use of their centralized services and sales force.

Other Agreements

We have entered into several other agreements, including:

•	an agreement with Value Line, Inc. under which we are compensated for marketing the Value Line Centurion Fund and the Value Line Strategic Asset Management Trust to our policyowners, and

•

agreements with RS Investment Management, MFS, AIM, Davis, Fidelity, Janus, Gabelli, Value Line and AllianceBernstein under which we are compensated for certain distribution and/or administrative costs and expenses connected to the offering and sale of their funds to our policyholders. The amount we receive is based on a percentage of assets under management. We may receive 12b-1 fees from the funds.

Special Provisions for Group or Sponsored Arrangements

Where state insurance laws allow us to, we may sell Policies under a sponsored arrangement. A sponsored arrangement is one in which we are allowed to offer members of a group, such as employees of a company or members of an association, insurance policies on an individual basis.

We may reduce or eliminate certain deductions and charges outlined in this prospectus for Policies bought under sponsored arrangements including Policies issued in connection with certain business insurance arrangements. We may, for instance, sell Policies without surrender charges and/or with reduced or eliminated fees and charges to employees, officers, directors and agents of Guardian Life and its subsidiaries and their immediate family members. We may reduce or waive Policy charges and deductions in accordance with the rules in effect as of the date an application for a Policy is approved. In addition, GIAC may permit persons purchasing under a sponsored arrangement to apply for simplified issue and multi-life underwriting. To qualify for a reduction in the Policy’s charges or deductions certain criteria must be met. These may include:

•	the size of the group

•	the expected number of participants

•	the expected amount of premium payments

•	the expected number of policies to be issued

•	the amount of coverage

The amount of any reduction in charges or deductions and the criteria to qualify for a reduction will reflect our reduced cost of selling and/or maintaining the Policies in sponsored arrangements.

From time to time we may change the amount of any reduction in charges or deductions, or the criteria that a group must meet to qualify for these reductions. Any change will be made on a non-discriminatory basis.

B-8

ADDITIONAL INFORMATION ABOUT CHARGES

Premium Charge

EXAMPLE

A 35 year-old male (Preferred NT underwriting class) buys a Policy with a Face Amount of $400,000 on     , 200    .      years later,     , the same male, now age     (    underwriting class), requests an increase in the Face Amount of $    . The initial Target Premium is $    , and the Target Premium for the increase is $    , bringing the total Target Premium to $    . Assume he pays $     per year for      years and $     per year for the next      years. The premiums and premium charges are allocated as follows:

Years 1-5:	All premiums are allocated to the Initial Face Amount because that is the only coverage.

Years 6-10:	Premiums up to the Target Premium for the Initial Face Amount ($ ) are allocated to the Initial Face Amount, and the excess ($ = ($ ) is allocated to the Face Amount increase.

Years 11-20:

Again, premiums up to the Target Premium for the Initial Face Amount ($    ) are allocated to the Initial Face Amount. The excess amount up to the Target Premium for the Face Amount increase ($    ) is allocated to the Face Amount increase. The remaining premium ($     – $     – $     = $    ) is allocated proportionally based on the Target Premium for each Policy Segment:

Initial Face Amount: $     x ($     ÷ $    ) = $

Face Amount increase segment: $     x ($     ÷ $    ) = $

Therefore, the total premium allocated to the Initial Face Amount is $     + $     = $    , and

The total allocated to the Face Amount increase segment is $     + $     = $

Premium Allocation

	Initial Face Amount		First Face Amount Increase
Date	Premium	Premium Charge	Premium	Premium Charge

Surrender Charges

EXAMPLE (Policy with initial face amount only)

The example on the right shows how the surrender charge declines over an eight year period so that in year 9 it equals $0.

Insured: Male, Age 35

Underwriting Class: Preferred NT

Face Amount: $400,000

Surrender Charge per $1000 of Basic Sum Insured in Policy Year one: $

Surrender charge in Policy Year one is:
The surrender charge per $1000 multiplied by $ or ($ x $ divided by 1000) = $
All figures in the table are rounded to the nearest $.01.

Policy year	Actual surrender charge ($)
1
2
3
4
5
6
7
8
9	0

B-9

Assume in the foregoing example you effect a Face Amount increase of $200,000 at the beginning of Policy Year 6 (Attained Age         ) and another Face Amount increase of $100,000 at the beginning of Policy Year 11 (Attained Age         ). At the time of the first increase, the insured is again classified in the Preferred NT underwriting class, but at the time of the second increase he is classified in the Standard underwriting class.

For the purposes of calculating the applicable surrender charges, each Face Amount increase is treated separately based on the insured’s Attained Age and underwriting class at the time of the increase. Therefore, for each increase the Policy will incur a new set of surrender charges. Surrender charges are calculated as if the policyowner has purchased a Policy with the amount of the increase being the Face Amount; in other words, they are calculated just as in the first example. The total surrender charge for a particular Policy Year equals the sum of the surrender charge for the Initial Face Amount and the applicable surrender charge for each Policy Segment.

	Beginning of year	Age at beginning of year	Policy face amount ($)	First year surrender charge rate per $1,000 ($)
Initial face amount	1	45	250,000
1st increase	6	50	200,000
2nd increase	11	55	100,000

B-10

The following is a calculation of the surrender charge for this example. Note that the surrender charges are shown for policy years 1 through 20 only as, after the 20th policy year, surrender charges equal zero for the Initial Face Amount as well as for the two Face Amount increases.

Per $1,000 Surrender Charge Rates x Basic Sum Insured/1000

(actual surrender charge)

Policy year	Initial coverage ($)	First increase ($)	Second increase ($)	Total policy surrender charge ($)
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20

Cost of Insurance Charge

Changes in the health of the insured will not cause your cost of insurance charge to increase. Increases in the cost of insurance rates are not made to an individual Policy, but are made equally to all Policies where the insured people are of the same Attained Age, sex, Policy or Policy Segment duration, and underwriting class. We may increase this charge when we expect:

•	a higher number of deaths among people in a certain group

•	higher expenses or federal income taxes

•	a higher number of Policies that are allowed to lapse by their policyowners

•	an increase in state or local premium taxes

•	lower earnings

B-11

Generally, reducing the Net Amount at Risk results in lower charges for the cost of insurance. Decreasing the Net Amount at Risk partly depends on the death benefit option you choose. If you choose Option 1, in which the death benefit is the Face Amount of your Policy, you reduce the Net Amount at Risk when you pay premiums. That’s because premiums increase the Policy Account Value. If you choose Option 2, in which the death benefit can increase to more than the Face Amount, paying premiums will not affect the Net Amount at Risk. If you choose Option 3, in which the death benefit is the Face Amount of your Policy plus your Net Accumulated Premiums, your Net Amount at Risk could be lower if your investments perform well.

The Net Amount at Risk can increase, for example, when we increase a Policy’s death benefit to meet the requirements of the Internal Revenue Code. See Death Benefit Options. A higher Net Amount at Risk results in higher deductions for cost of insurance.

There may be different cost of insurance rates for the initial Face Amount of your Policy and for each subsequent increase in the Face Amount. As a result, we calculate the Net Amount at Risk separately for each segment of coverage.

Your Policy Account Value is allocated first to your Policy’s Basic Sum Insured, then to the Additional Sum Insured, and finally to each of the Policy Segments in the order that they were added to the Policy. Finally, we will allocate your Policy Account Value to any increase in death benefit caused by Section 7702 of the Internal Revenue Code. The maximum amount of your Policy Account Value that will be allocated to any one Policy Segment or to the Initial Face Amount is the amount that the Policy Segment or Initial Face Amount provides as a death benefit. For the purposes of determining the Net Amount at Risk, if the death benefit is increased due to the operation of death benefit Option 2 or 3, the increase will be allocated to the Basic Sum Insured. If the death benefit is further increased due to Section 7702 of the Internal Revenue Code the increase will be allocated to the most recent Policy Segment.

Actuarial Experts

The actuarial matters contained in this prospectus have been examined by Michael Sakoulas, FSA, MAAA, Senior Vice President and Chief Actuary of GIAC. His opinion on actuarial matters is filed as an exhibit to the registration statement filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

Communications We’ll Send You

Shortly after your Policy Anniversary each year, we will send you an updated statement showing the following information:

•	the amount of your current death benefit

•	the instructions we have on file regarding where to invest your Net Premiums, and how much you have invested in each of the allocation options

•	your Policy Account Value, Cash Surrender Value and Net Cash Surrender Value

•	the amount you have paid in Policy premiums and the charges that we have deducted, since the last Policy Anniversary

•	a summary of any transfers or partial withdrawals, loans or loan repayments that you have made since your last annual statement

•	the total of any outstanding Policy Debt that you owe us, and

•	the interest rate for allocations to the fixed-rate option.

Twice a year we will send you reports containing the financial statements of the underlying funds. The annual reports will contain audited financial statements.

We will confirm in writing receipt of your Policy premiums and any transfers or other transactions. We will also write you to request a required payment to keep your Policy from lapsing.

B-12

If several members of the same household own a Policy, we may send only one annual report, semi-annual report, and prospectus to that address unless you instruct us otherwise. You may receive additional copies by calling or writing our Customer Service Office.

Advertising Practices

In our advertisements and sales materials for the Policies we may include:

•	articles or reports on variable life insurance in general, or specifically, and any other information published in business or general information publications

•	relevant indices or rankings of investment securities or similar groups of funds

•	comparisons of the variable investment options with the mutual funds offered through the separate accounts of other insurance companies, or those with similar investment objectives and policies, and

•	comparisons with other investments, including those guaranteed by various governments.

We may use the past performance of the variable investment options and funds to promote the policies. This data is not indicative of the performance of the funds or the policies in the future or the investment experience of individual policyowners.

We may feature individual funds and their managers, and describe the asset levels and sales volumes of GIAC, GIS and others in the investment industry. We may also refer to past, current, or prospective economic trends and investment performance, and any other information that may be of interest.

Advertisements and sales literature about the variable life policies and the Separate Account may also refer to ratings given to GIAC by insurance company rating organizations such as:

•	Moody’s Investors Service, Inc.

•	Standard & Poor’s Ratings Group

•	A.M. Best & Co.

•	Duff & Phelps

These ratings relate only to GIAC’s ability to meet its obligations under the policy’s fixed-rate option and to pay death benefits provided under the policy, not to the performance or safety of the variable investment options.

Legal Matters

The legal validity of the Policy, has been confirmed by Richard T. Potter, Jr., Senior Vice President and Counsel of GIAC.

Financial Statements

The GIAC consolidated financial statements contained in this Statement of Additional Information should only be used to determine our ability to meet our obligations under the Policies, and not as an indication of the investment experience of the Separate Account.

Experts

The consolidated balance sheets of GIAC as of December 31, 2007 and 2006 and the related consolidated statements of income and comprehensive income, of changes in stockholder’s equity and of cash flows for each of the three years in the period ended December 31, 2007 and the statement of assets and liabilities of Separate Account N as of December 31, 2007 and the related statement of operations for the year then ended and the statement of changes in net assets for the two years in the period ended December 31, 2007, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

B-13

FINANCIAL STATEMENTS OF

THE GUARDIAN SEPARATE ACCOUNT N

FINANCIAL STATEMENTS TO COME

See notes to financial statements.

B-14

Part C

ITEM 27:	Exhibits

The following exhibits:

(a)	Resolution of the Board of Directors of The Guardian Insurance & Annuity Company, Inc. establishing The Guardian Separate Account N.

(b)	Custodian Agreements. Not Applicable.

(c)	Distribution Agreements.

(c)(i)	Brokerage Agreement

(c)(ii)	Field Representative Agreement

(c)(iii)	Agreement of Agency

(c)(iv)	Agreement of General Agency.

(d)	Specimen of the Flexible Premium Adjustable Variable Whole Life Insurance Policy.

(e)	Form of Application for the Flexible Premium Adjustable Variable whole Life Policy.

(f)	Certificate of Incorporation and By-Laws.

(f)(i)	Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.

(f)(ii)	Certificate of Amendment to the Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.

(f)(iii)	By-laws of The Guardian Insurance & Annuity Company, Inc.

(g)	Reinsurance Agreements.

(g)(i)	Reinsurance Agreement #3001 (including amendments through May 1, 2008)

(g)(ii)	Reinsurance Agreement #3002 (including amendments through May 1, 2008)

(h)	Participation Agreements.

(h)(i)	Aim Variable Insurance Funds

(h)(ii)	Davis Variable Account Fund, Inc.

(h)(iii)	Fidelity Variable Insurance Products Fund

(h)(iv)	Gabelli Capital Series Funds, LLP

(h)(v)	Janus Aspen Series

(h)(vi)	MFS Variable Insurance Trust

(h)(vii)	Alliance Variable Products Series Fund, Inc.

(h)(viii)	Value Line, Inc.

(h)(ix)	RS Variable Products Trust (1)

(i)	Amended and Restated Agreement for Services and Reimbursement Therefor between The Guardian Life Insurance Company of America and The Guardian Insurance & Annuity Company, Inc.

(j)	Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.

(k)	Legal Opinion.

(k)(i)	Opinion of Richard T. Potter, Jr., Esq. (1)

(k)(ii)	Consent of Richard T. Potter, Jr., Esq. (1)

(l)	Opinion and Consent of actuarial officers (1)

(m)	Calculation (1)

(n)	Consent of PricewaterhouseCoopers LLP (1)

(o)	No financial statements are omitted.

(p)	Not applicable.

(q)	Memorandum on the Policy’s Issuance, Transfer and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy for Flexible Premium Adjustable Variable Life Insurance Policy.

(1)	To be filed by amendment.

Item 28.	Directors and Officers of the Depositor

The following is a list of directors and principal officers of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), the depositor of the Registrant. The principal business address of each director and officer is 7 Hanover Square, New York, New York 10004.

Name	Positions with GIAC
President and Director
Armand M. de Palo	Director
Dennis J. Manning	Chief Executive Officer and Director
Gary B. Lenderink	Director
Robert E. Broatch	Director
Thomas G. Sorell	Executive Vice President & Chief Investment Officer
Joseph A. Caruso	Executive Vice President, Corporate Secretary and Director
Margaret W. Skinner	Executive Vice President, Individual Products Distribution
Michael Sakoulas	Senior Vice President & Chief Actuary
John H. Walter	Vice President & Controller
Richard T. Potter, Jr.	Senior Vice President and Counsel
Donald P. Sullivan, Jr.	Senior Vice President, Administration
Peggy L. Coppola	Senior Vice President, Equity Business Development
Richard A. Cumiskey	Senior Vice President and Chief Compliance Officer
Dennis P. Mosticchio	Vice President, Group Pensions
James Consolati	Vice President, Retirement Services
Hugh J. McAleer	Vice President, Selection, Claims & Individual Markets Operations

Item 29.	Persons Controlled by or under Common Control with Depositor or Registrant

The following list sets forth the persons directly controlled by The Guardian Life Insurance Company of America (“Guardian Life”), the parent company of GIAC, the Registrant’s depositor, as of November 30, 2007. Those entities that are indented under another entity are subsidiaries of that entity and, therefore, indirect subsidiaries of Guardian Life.

Name	State of Incorporation or Organization	Percent of Voting Securities Owned
The Guardian Insurance & Annuity Company, Inc.	Delaware	100%
Guardian Baillie Gifford Limited	Scotland	51%
Park Avenue Securities LLC	Delaware	100%
Guardian Investor Services LLC	Delaware	100%
RS Investment Management Co. LLC	Delaware	69.5%
Berkshire Life Insurance Company of America	Massachusetts	100%
Guardian Trust Company, FSB	Federal Savings Bank	100%
Park Avenue Life Insurance Company	Delaware	100%
Family Service Life Insurance Company	Texas	100%
Sentinel American Life Insurance Company	Texas	100%
Managed Dental Care	California	100%
First Commonwealth, Inc.	Delaware	100%
First Commonwealth Limited Health Services Corporation	Illinois	100%
First Commonwealth Limited Health Services Corporation	Wisconsin	100%
First Commonwealth of Illinois, Inc.	Illinois	100%
First Commonwealth of Missouri, Inc.	Missouri	100%
First Commonwealth Limited Health Service Corporation of Michigan	Michigan	100%
First Commonwealth Insurance Company	Illinois	100%
Managed DentalGuard, Inc.	New Jersey	100%
Managed DentalGuard, Inc.	Texas	100%
Innovative Underwriters, Inc.	New Jersey	100%
Hanover Acquisition LLC	Delaware	100%
RS Tax-Exempt Fund	Massachusetts	84.58%
RS International Growth Fund	Massachusetts	31.17%
RS Investment Quality Bond Fund	Massachusetts	36.51%
RS Asset Allocation Fund	Massachusetts	18.47%
RS Small Cap Core Equity Fund	Massachusetts	32.04%
RS Emerging Markets Fund	Massachusetts	31.40%
RS High Yield Bond Fund	Massachusetts	85.95%
RS Small Cap Core Equity VIP Series	Massachusetts	39.77%
RS Low Duration Bond Fund	Massachusetts	89.49%
RS Low Duration Bond VIP Series	Massachusetts	31.28%
RS Asset Allocation VIP Series	Massachusetts	45.43%
RS S&P 500 Index VIP Series	Massachusetts	40.91%
RS High Yield Bond VIP Series	Massachusetts	45.47%
RS S&P 500 Index Fund	Massachusetts	14.87%
RS Core Equity Fund	Massachusetts	17.26%
RS Large Cap Value Fund	Massachusetts	86.35%
RS Large Cap Value VIP Series	Massachusetts	66.63%
RS Partners VIP Series	Massachusetts	22.91%
RS Equity Dividend VIP Series	Massachusetts	95.50%
RS Value VIP Series	Massachusetts	90.25%
RS Information Age VIP Series	Massachusetts	88.19%
RS Global Natural Resources VIP Series	Massachusetts	66.43%
RS Midcap Opportunities VIP Series	Massachusetts	85.46%
RS Equity Dividend Fund VIP Series	Massachusetts	92.58%

The following list sets forth the entities directly controlled by GIAC for the benefit of various contract holders and, thus, indirectly controlled by Guardian Life, as of November 30, 2007:

Name	Place of Incorporation or Organization	Approximate Percentage of Voting Securities Owned by GIAC
RS Variable Products Trust	Massachusetts	100%

Item 30.	Indemnification

The By-Laws of The Guardian Insurance & Annuity Company, Inc. provide that the Company shall, to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, indemnify and hold harmless officers and directors of the Corporation for certain liabilities reasonably incurred in connection with such person’s capacity as an officer or director.

The Certificate of Incorporation of the Corporation includes the following provision:

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 164 of the Delaware General Corporation Law, or (iv) for any transaction for which the director derived an improper personal benefit.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Principal Underwriters

(a) Guardian Investor Services LLC (“GIS”) is the principal underwriter of the Registrant’s variable life insurance polices and variable annuity contracts and it is also the principal underwriter of shares of:

The RS Variable Products Trust, a series trust consisting of the following series: RS Core Equity VIP Series, RS S&P 500 Index VIP Series, RS Asset Allocation VIP Series, RS Low Duration Bond VIP Series, RS Large Cap Value VIP Series, RS Partners VIP Series, RS Investment Quality Bond VIP Series, RS Money Market VIP Series, RS International Growth VIP Series, RS Emerging Markets VIP Series, RS Small Cap Core Equity VIP Series, RS Global Natural Resources VIP Series, RS Equity Dividend VIP Series. The Information Age VIP Series, RS Mid Cap Opportunities VIP Series, RS Value VIP Series.

The RS Investment Trust, a series trust consisting of the following series:

(i) Growth Series: RS Diversified Growth Fund, RS Emerging Growth Fund, RS Growth Fund, The Information Age Fund, RS Internet Age Fund, RS MidCap Opportunities Fund, and RS Smaller Company Growth Fund;

(ii) Value Series: RS Global Natural Resources Fund, RS Investors Fund, RS Large Cap Value Fund, RS Partners Fund, and RS Value Fund;

(iii) Core Equity Series: RS Core Equity Fund, RS Small Cap Core Equity Fund, and RS S&P 500 Index Fund;

(iv) International Series: RS International Growth Fund, and RS Emerging Markets Fund;

(v) Fixed Income Series: RS Investment Quality Bond Fund, RS Low Duration Bond Fund, RS High Yield Bond Fund, RS Tax-Exempt Fund, and RS Cash Management Fund;

(vi) Asset Allocation Series: RS Asset Allocation Fund.

All of the aforementioned funds and the series trust are registered with the SEC as open-end management investment companies under the Investment Company Act of 1940, as amended (“1940 Act”). In addition, GIS is the distributor of variable annuity and variable life insurance contracts currently offered by GIAC through its separate accounts: The Guardian/Value Line Separate Account, The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E, The Guardian Separate Account F, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, The Guardian Separate Account Q, The Guardian Separate Account R, Separate Account 1 and Separate Account 2 which are all registered as unit investment trusts under the 1940 Act; and separate accounts which is unregistered.

(b) The following is a list of the managers and principal officers of GIS. The principal business address of each person is 7 Hanover Square, New York, New York 10004.

Name	Position(s) with GIS
President & Manager
Gary B. Lenderink	Manager
Armand M. de Palo	Manager
Dennis J. Manning	Chief Executive Officer and Manager
Robert E. Broatch	Manager
Joseph A. Caruso	Executive Vice President, Corporate Secretary and Manager
Margaret W. Skinner	Executive Vice President, Individual Products Distribution
John H. Walter	Senior Vice President, Equity Financial Management & Control
Thomas G. Sorrell	Executive Vice President & Chief Investment Officer
Donald P. Sullivan, Jr.	Executive Vice President, Broker-Dealer, Equity Administration
Peggy L. Coppola	Senior Vice President, Equity Business Development
Richard T. Potter, Jr.	Senior Vice President and Counsel
Richard A. Cumiskey	Senior Vice President and Chief Compliance Officer
William D. Ford	Vice President and National Accounts Manager
Keith E. Roddy	Senior Vice President and National Sales Director
Peter M. Quinn	Vice President, Retirement Sales
James Consolati	Vice President, Retirement Services
Peter T. Joyce	Vice President, Internal Sales
Greg Rusteberg	Vice President and National Sales Manager of Mutual Funds

(c) GIS, as the principal underwriter of the Registrant’s variable life contracts received, either directly or indirectly, the following commissions or other compensation from the Registrant during the last fiscal year.

Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
N/A	N/A	N/A	N/A

Item 32.	Location of Accounts and Records

Most of the Registrant’s accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by GIAC, the depositor, at its Customer Service Office, 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Documents constituting the Registrant’s corporate records are also maintained by GIAC but are located at its Executive Office, 7 Hanover Square, New York, New York 10004.

Item 33.	Management Services

None.

Item 34.	Fee Representation

The Depositor, GIAC, hereby undertakes and represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Act of 1940, the Registrant, The Guardian Separate Account N has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on January 17, 2008.

THE GUARDIAN SEPARATE ACCOUNT N
(Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
(Name of Depositor)

By:	/s/ Richard T. Potter, Jr.
Senior Vice President and Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.

	/s/ Dennis J. Manning*	Chief Executive Officer and Director
Dennis J. Manning
(Principal Executive Officer)

	/s/ John H. Walter	Vice President and Controller
John H. Walter
(Principal Accounting Officer)

	/s/ Armand M. de Palo*	Director
Armand M. De Palo

	/s/ Joseph A. Caruso*	Executive Vice President, Corporate Secretary and Director
Joseph A. Caruso

	/s/ Gary B. Lenderink*	Director
Gary B. Lenderink

Director
Robert E. Broatch

*By:	/s/ Richard T. Potter, Jr.	Date: January 17, 2008
Richard T. Potter, Jr.
Senior Vice President and Counsel

*	Pursuant to Power of Attorney

THE GUARDIAN SEPARATE ACCOUNT N

EXHIBIT INDEX

Exhibit Number	Description		Page*
(a)	Resolution of the Board of Directors of GIAC establishing Separate Account N

(c)(i) - (iv)	Distribution Agreements.

(c)(i)	Brokerage Agreement

(c)(ii)	Field Representative Agreement

(c)(iii)	Agreement of Agency

(c)(iv)	Agreement of General Agency

(d)	Specimen of the Variable Universal Life Policy

(e)	Form of Application for Flexible Premium Adjustable Variable Whole Life Policy

(f)	Certificate of Incorporation and By Laws

	(f)(i)	Certificate of Incorporation of GIAC

	(f)(ii)	Certificate of Amendment

	(f)(iii)	By Laws of GIAC

(g)	Reinsurance Agreements

	(g)(i)	Reins. Agr #3001 (amendments through 2007)

	(g)(ii)	Reins. Agr #3002 (amendments thru 2007)

(h)	Participation Agreements

(h)(i)	Aim Variable Insurance Funds

(h)(ii)	Davis Variable Account Fund, Inc.

(h)(iii)	Fidelity Variable Insurance Products Fund

(h)(iv)	Gabelli Capital Series Funds, LLP

(h)(v)	Janus Aspen Series

(h)(vi)	MFS Variable Insurance Trust

(h)(vii)	Alliance Variable Products Series Fund, Inc.

(h)(viii)	Value Line, Inc.

(h)(ix)	RS Variable Products Trust		TBA

(i)	Amended & Restated Agreement for Services (GLIC, GIAC)

(j)	Powers of Attorney

(k)(i)	Opinion of Richard T. Potter, Jr., Esq.		TBA

(k)(ii)	Consent of Richard T. Potter, Jr., Esq.		TBA

(l)	Opinion and Consent of Actuarial Officer		TBA

(m)	Sample 5th Year Calculation		TBA

(n)	Consent of PricewaterhouseCoopers LLP		TBA

(q)	Memorandum on the Policy’s Issuance, Transfer, and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy